    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2007

                                             1933 ACT REGISTRATION NO.
                                             1940 ACT REGISTRATION NO. 811-08559
                                                              CIK NO. 0001051629

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                                 AMENDMENT NO. 58

              LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE
                                    ACCOUNT M
                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                            (EXACT NAME OF DEPOSITOR)

                100 Madison Street Suite 1860 Syracuse, NY 13202
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                Depositor's Telephone Number, including Area Code

                                 (315) 428-8400



      Robert O. Sheppard, Esquire                     COPY TO:
  Lincoln Life & Annuity Company of New York  Frederick C. Tedeschi, Esquire
    100 Madison Street              The Lincoln National Life Insurance Company
       Suite 1860                                  One Granite Place
    Syracuse, NY 13202                             Concord, NH 03301
(NAME AND ADDRESS OF AGENT FOR SERVICE)


            APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: April 2, 2007 INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

                 Lincoln Life and Annuity Company of New York


        Lincoln Life & Annuity Flexible Premium Variable Life Account M


                          Supplement to Prospectus
                               April 2, 2007

Merger
On April 2, 2007, Lincoln Life & Annuity Company of New York ("former Lincoln New York") was merged with and into Jefferson Pilot LifeAmerica Insurance Company, a New Jersey domiciled insurance company (the "Merger"). Both companies are indirect subsidiaries of Lincoln National Corporation ("LNC"). LNC is a publicly held insurance and financial services holding company incorporated in Indiana. Simultaneously with the merger, the New York and New Jersey insurance departments approved a redomestication of Jefferson Pilot LifeAmerica Insurance Company from New Jersey to New York as well as a change of the company's name from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York ("new Lincoln New York").

Transfer of Lincoln Life & Annuity Flexible Premium Variable Life Account M As a part of the merger of the two insurance companies, Lincoln Life & Annuity Flexible Premium Variable Life Account M was transferred intact from the former Lincoln New York to the new Lincoln New York (the "Transfer").
The assets and liabilities of the separate account immediately prior to the Merger remains intact and legally separate from any other business of the new Lincoln New York. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer.

As a result of the Merger and the Transfer, your prospectus is amended as follows:

1. All references to Lincoln Life & Annuity Company of New York (Lincoln New York, we, us, and our) refer to the new Lincoln New York unless the former Lincoln Life & Annuity Company of New York is specifically referenced. All references to Lincoln Life & Annuity Flexible Premium Variable Life Account M or to the Separate Account refer to Lincoln Life & Annuity Flexible Premium Variable Life Account M following its intact transfer to the new Lincoln New York.

2. The section entitled Financial Statements is replaced in its entirety with the following:

The financial statements of the Separate Account, the former Lincoln New York, and the former Jefferson Pilot LifeAmerica Insurance Company, as well as supplemental financial statements of new Lincoln New York reflecting the merger of the two insurance companies are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of the prospectus to the address shown there, or call 1-800-444-2363.

            Please retain this supplement for future reference.

                  LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK:
        LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
          LLANY SEPARATE ACCOUNT R FOR FLEXIBLE PREMIUM VARIABLE LIFE
          LLANY SEPARATE ACCOUNT S FOR FLEXIBLE PREMIUM VARIABLE LIFE



                         SUPPLEMENT DATED JUNE 25, 2004
                TO THE PROSPECTUSES FOR THE FOLLOWING PRODUCTS:

   VUL(CV), VUL(CV)-II, VUL(CV)-III, VUL(DB), VUL(DB)-II, VUL(FLEX), VUL(ONE),
                            SVUL, SVUL-II, SVUL-III,
                            CVUL SERIES III AND LCV4




The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.


         Effective July 30, 2004, all references to "Delaware Large Cap Value Series" are replaced with "Delaware Value Series". All references to the fund's investment objective are replaced with "long-term capital appreciation".















SUPP-04.16

                   Lincoln Life & Annuity Company of New York:
         Lincoln Life & Annuity Flexible Premium Variable Life Account M
      LLANY Separate Account R for Flexible Premium Variable Life Insurance

                          Supplement Dated May 1, 2005
                        To the Prospectuses for Products:
                  VULDB, VULDB-II, VULCV-III, SVUL-II, SVUL-III

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.

The following funds have been added as investment options and will be available as of May 16, 2005. The following information should be added to the "Funds" section of the Prospectus:

Lincoln Variable Insurance Products Trust, advised by Delaware Management
Company

         Aggressive Profile Fund (Standard Class): Capital appreciation. (Subadvised by Wilshire Associates Incorporated)

         Conservative Profile Fund (Standard Class): Current income. (Subadvised by Wilshire Associates Incorporated)

         Moderate Profile Fund (Standard Class): Total return.
         (Subadvised by Wilshire Associates Incorporated)

         Moderately Aggressive Profile Fund (Standard Class): Growth and income. (Subadvised by Wilshire Associates Incorporated)

The following replaces Table III in the Charges and Fees section of your product prospectus:

If your policy was issued prior to October 22, 2001 the following table applies:

       Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund assets)
- ---------------------------------------------------------- -------------------------- -----------------------
             Total Annual Operating Expense                         Minimum                  Maximum
- ---------------------------------------------------------- -------------------------- -----------------------
Total Management fees, distribution and/or service
(12b-1) fees, and other expenses.                                    0.29%                    2.52%+
- ---------------------------------------------------------- -------------------------- -----------------------

+ Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 1.53%. These waivers and reductions generally extend through April 30, 2006 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.

If your policy was issued on October 22, 2001 or later the following table applies:

       Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund assets)
- ---------------------------------------------------------- -------------------------- -----------------------
             Total Annual Operating Expense                         Minimum                  Maximum
- ---------------------------------------------------------- -------------------------- -----------------------
Total Management fees, distribution and/or service
(12b-1) fees, and other expenses.                                    0.29%                    3.88%+
- ---------------------------------------------------------- -------------------------- -----------------------

+ Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 2.77%. These waivers and reductions generally extend through April 30, 2006 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.


SUPP-05.02                                                    GW N-6 -- Funds NY

The following replaces the section titled Limits on Frequent Transfers:

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders. We discourage frequent transfers, and we accommodate frequent transfers only if we lack a contractual basis to refuse those transfer requests.

We discourage frequent trading by assessing transfer charges and enforcing limitations on transfers to the extent allowed by the policies as described in the Transfers section and Transaction Fee Table of the prospectus. We apply these limitations uniformly to all policy owners. If, however, we are unable to prevent market timing, certain policy owners may engage in market timing activity which is harmful to other policy owners. That harm may include the dilution of the value of fund shares and increased expenses which negatively impact investment returns as described above.

The funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. Policy owners and other persons with interests under the policies should be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the funds.

In our sole discretion, we may impose revised Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We will apply these revised Market Timing Procedures uniformly to all policy owners. In addition, we may impose other procedures or restrictions as required by law or court order, or to comply with state or federal regulatory requirements. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.


SUPP-05.02                                                    GW N-6 -- Funds NY

                       LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

         Lincoln Life & Annuity Flexible Premium Variable Life Account M
      LLANY Separate Account R for Flexible Premium Variable Life Insurance
         Lincoln Life & Annuity Flexible Premium Variable Life Account Y



                        Supplement Dated October 25, 2005

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.


The following paragraph should be added to the section titled LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT:

On October 9, 2005, Lincoln National Corporation, the parent company of Lincoln Life, entered into a merger agreement with a wholly owned acquisition subsidiary ("LNC acquisition subsidiary") and Jefferson-Pilot Corporation ("Jefferson-Pilot"), each a North Carolina corporation. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Jefferson-Pilot will merge with and into the LNC acquisition subsidiary, with the LNC acquisition subsidiary continuing as the surviving corporation and a direct wholly owned subsidiary of LNC. More information about the merger agreement as well as a copy of the merger agreement can be found in the Form 8-K filed by LNC with the Securities and Exchange Commission on October 11, 2005. Lincoln Life's obligations as set forth in your policy, prospectus and Statement of Additional Information will not change upon completion of this merger.


The following replaces the section titled Distribution of the Policies and
Compensation:

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. Broker-dealer firms distributing the policy enter into selling agreements with the Company. One of the broker-dealer firms with a selling agreement is Lincoln Financial Advisors Corporation ("LFA"), also an affiliate. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on accumulation value. Broker-dealer firms may elect to share this compensation with their registered representatives. Additionally, we may pay the broker-dealer additional compensation on first year premiums and all additional premiums and/or provide reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and "non cash compensation." The latter, as defined in NASD conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

We may pay broker-dealers or their affiliates additional amounts for: (1) "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives;
(2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. We may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. ("LFD"), a registered broker-dealer, also an affiliate of Lincoln Life. We may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.




                                                                      SUPP-05.23

                  Lincoln Life & Annuity Company of New York:
             Lincoln Life Flexible Premium Variable Life Account M

                         Supplement Dated May 1, 2006
                        To the Prospectus for Products:

                              Lincoln VUL/CV/-II
                               Lincoln VUL/FLEX/
                              Lincoln VUL/CV/-III
                                Lincoln VUL/DB/
                              Lincoln VUL/DB/-II

The information in this supplement updates and amends certain information contained in the last Product Prospectus you received. Keep this supplement with your Prospectus for reference.

The following funds have been added as investment options and will be available May 22, 2006. The following information should be added to the "Funds" section of the Prospectus. Please refer to your Funds Prospectus for detail on each of these funds.

The following funds will be available to contractowners of Lincoln VUL/CV/-II, Lincoln VUL/FLEX/, Lincoln VUL/CV/-III, Lincoln VUL/DB/, and Lincoln VUL/DB/-II:

AllianceBernstein Variable Products Series Fund Inc., advised by
AllianceBernstein, L.P.

  . AllianceBernstein International Value Portfolio (Class A): Long-term growth.

Baron Capital Funds Trust, advised by BAMCO, Inc.

  .   Baron Capital Asset Fund (Insurance Shares): Maximum capital appreciation.

Delaware VIP Trust, advised by Delaware Management Company

  .   Delaware U.S. Growth Series (Standard Class): Capital appreciation.

Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

  .   Franklin Income Securities Fund (Class 1): Current income.
  .   Mutual Shares Securities Fund (Class 1): Capital appreciation.

In addition, the following funds will be available for contractowners of Lincoln VUL/CV/-III, Lincoln VUL/DB/, and Lincoln VUL/DB/-II. (These funds are already available to contractowners of Lincoln VUL/CV/-II and Lincoln VUL/FLEX/.)

Delaware VIP Trust, advised by Delaware Management Company

  .   Delaware Capital Reserves Series (Standard Class): Current income.

Fidelity Variable Insurance Products, advised by Fidelity Management and Research Company

  .   Fidelity Mid Cap Portfolio (Service Class): Long-term growth.

Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc

  .   Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Delaware Management
Company

  .   Lincoln Core Fund (Standard Class): Capital appreciation.
  .   Lincoln Equity-Income Fund (Standard Class): Income.
  .   Lincoln Growth Fund (Standard Class): Long-term growth.
  .   Lincoln Growth and Income Fund (Standard Class): Capital appreciation.
  .   Lincoln Growth Opportunities Fund (Standard Class): Long-term growth.

The following replaces Table III in the "Charges and Fees" section of your product prospectus:

  Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund assets)

                          Total Annual Operating Expenses                            Minimum Maximum
                          -------------------------------                            ------- -------
Total management fees, distribution and/or service (12b-1) fees, and other expenses.  0.34%   6.61%/4/

/4/ Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 5.43%. These waivers and reductions generally extend through April 30, 2007 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.

The following replaces the first paragraph in the "Funds Participation Agreements" section of the prospectus:

In order to make the funds available, Lincoln Life and LFA have entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, we must perform certain administrative services for the fund advisers or distributors. For these administrative functions, we may be compensated by the fund at annual rates of between 0.10% and 0.48% of the assets attributable to the policies. These percentages are negotiated and vary with each fund. Some funds may compensate us significantly more than other funds and the amount we receive may be substantial. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund's adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. The compensation may come from 12b-1 fees, or be paid by the advisers or distributors. The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs:
American Funds Insurance Series, Baron Capital Funds Trust, Fidelity Variable Insurance Products and Janus Aspen Series.

SUPP-06.07                                                 GW N-6 - Funds (LNY)

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

HOME OFFICE LOCATION:                  ADMINISTRATIVE OFFICE:
100 MADISON STREET                     CLIENT SERVICE CENTER MVL1
SUITE 1860                             350 CHURCH STREET
SYRACUSE, NY 13202                     HARTFORD, CT 06103-1106
(888) 223-1860                         (800) 444-2363


                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

     This prospectus describes Lincoln VUL(DB)-II, a flexible premium variable life insurance contract (the "policy"), offered by Lincoln Life & Annuity Company of New York ("Lincoln Life", " the Company", "we", "us", "our"). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

     The policy described in this prospectus is available only in New York.

     You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. The policy features the ELITE SERIES of funds (the "funds"), offered through the following fund families. Comprehensive information on the funds offered may be found in the funds prospectus which is furnished with this prospectus.

               - AIM VARIABLE INSURANCE FUNDS


               - ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.

               - AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.


               - AMERICAN FUNDS INSURANCE SERIES

               - DELAWARE VIP TRUST

               - FIDELITY VARIABLE INSURANCE PRODUCTS

               - FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

               - JANUS ASPEN SERIES

               - LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

               - MFS(R) VARIABLE INSURANCE TRUST

               - NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

               - PUTNAM VARIABLE TRUST

               - SCUDDER INVESTMENT VIT FUNDS

     Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT FUNDS' PROSPECTUSES WITH IT. KEEP ALL PROSPECTUSES FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.


                          PROSPECTUS DATED: MAY 1, 2004

                                TABLE OF CONTENTS


CONTENTS                                                                    PAGE
--------                                                                    ----
POLICY SUMMARY                                                                 3
   Benefits of Your Policy                                                     3
   Risks of Your Policy                                                        3
   Charges and Fees                                                            4
LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT                     7
   Principal Underwriter                                                       7
   Fund Participation Agreements                                               7
   Distribution of the Policies and Compensation                               8
   Funds                                                                       8
   Fund Withdrawal and Substitution                                           11
   Voting Rights                                                              11
POLICY CHARGES AND FEES                                                       12
   Premium Load; Net Premium Payment                                          12
   Surrender Charges                                                          12
   Partial Surrender Fee                                                      14
   Fund Transfer Fee                                                          14
   Mortality and Expense Risk Charge                                          14
   Cost of Insurance Charge                                                   14
   Administrative Fee                                                         14
   Policy Loan Interest                                                       15
   Rider Charges                                                              15
   Case Exceptions                                                            15
YOUR INSURANCE POLICY                                                         15
   Application                                                                16
   Owner                                                                      16
   Right to Examine Period                                                    17
   Initial Specified Amount                                                   17
   Transfers                                                                  17
   Limits on Frequent Transfers                                               18
   Optional Sub-Account Allocation Programs                                   18
   Riders                                                                     19
   Continuation of Coverage                                                   20
   Termination of Coverage                                                    20
   State Regulation                                                           20
PREMIUMS                                                                      20
   Allocation of Net Premium Payment                                          20
   Planned Premiums; Additional Premiums                                      21
   Policy Values                                                              21
DEATH BENEFITS                                                                23
   Death Benefit Options                                                      23
   Changes to Initial Specified Amount and Death Benefit Options              23
   Death Benefit Proceeds                                                     24
POLICY SURRENDERS                                                             25
   Partial Surrender                                                          25
POLICY LOANS                                                                  26
LAPSE AND REINSTATEMENT                                                       27
   No Lapse Provision                                                         27
   Reinstatement of a Lapsed Policy                                           29
TAX ISSUES                                                                    30
   Taxation of Life Insurance Contracts in General                            30
   Policies Which Are MECs                                                    31
   Policies Which Are Not MECs                                                32
   Other Considerations                                                       32
   Fair Value of Your Policy                                                  33
   Tax Status of Lincoln Life                                                 33
RESTRICTIONS ON FINANCIAL TRANSACTIONS                                        34
LEGAL PROCEEDINGS                                                             34
FINANCIAL STATEMENTS                                                          34
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION                           35

POLICY SUMMARY

               BENEFITS OF YOUR POLICY

               DEATH BENEFIT PROTECTION. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance.

               TAX DEFERRED ACCUMULATION. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

               ACCESS TO YOUR POLICY VALUES. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

               FLEXIBILITY. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options, lapse protection coverage, and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment choices within your policy. With the wide variety of investment options available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. You should refer to each fund prospectus for comprehensive information on each fund. You may also use the Fixed Account to fund your policy.

               RISKS OF YOUR POLICY

               FLUCTUATING INVESTMENT PERFORMANCE. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's objective and risk is found in each fund's prospectus. You should review these prospectuses before making your investment decision.

               UNSUITABLE FOR SHORT-TERM INVESTMENT. This policy is intended for long-term financial planning, and is unsuitable for short term goals. Your policy is not designed to serve as a vehicle for frequent trading.

               POLICY LAPSE. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated.

               DECREASING DEATH BENEFIT. Any outstanding policy loans and any amount that you have surrendered or withdrawn will reduce your policy's death benefit.


               ADVERSE CONSEQUENCES OF EARLY SURRENDER. There are surrender charges assessed if you surrender your policy in the first 10-15 years, and fee assessed for partial surrenders in all policy years. Full or partial surrenders may result in tax consequences. Depending on the amount of premium paid, or any reduction in specified amount, there may be little or no surrender value available. Partial surrenders may reduce the policy value and death benefit.


               ADVERSE TAX CONSEQUENCES. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.

               CHARGES AND FEES

               This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer invested amounts between Sub-Accounts.

                            TABLE I: TRANSACTION FEES


                                      WHEN CHARGE                                  AMOUNT
        CHARGE                        IS DEDUCTED                                 DEDUCTED
-------------------------------------------------------------------------------------------------------------
Maximum sales charge      When you pay a premium.               5.0% of each premium payment.
imposed on premiums
(load)

Surrender Charge*         Upon full surrender of your policy
                          (years 1-15). When you make certain
                          specified amount decreases (years
                          1-10).

  Minimum and                                                   The surrender charge ranges from a minimum of
  Maximum Charge                                                $13.07 to a maximum of $46.82 per $1000 of
                                                                specified amount.

  Charge for a                                                  For a male, age 45, nonsmoker, in year one,
  Representative Insured                                        the maximum surrender charge is $32.66 per
                                                                $1000 of specified amount.

                                                                For a female, age 45, nonsmoker, in year one
                                                                the maximum surrender charge is $27.59 per
                                                                $1000 of specified amount.

Partial Surrender Fee     When you take a partial surrender     The lesser of $25 or 2% of the amount
                          of your policy.                       surrendered.

Fund Transfer Fee         Applied to any transfer request in    $25
                          excess of 24 made during any policy
                          year.

Estate Tax Repeal Rider   One-time charge at issue (if          $250
(optional)                elected)

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

          TABLE II: PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES


                                      WHEN CHARGE                                  AMOUNT
        CHARGE                        IS DEDUCTED                                 DEDUCTED
-------------------------------------------------------------------------------------------------------------
Cost of Insurance*        Monthly

  Minimum and                                                   The monthly cost of insurance rates for
  Maximum Charge                                                standard issue individuals ranges from a
                                                                guaranteed minimum of $0.00 per $1,000 per
                                                                month to a guaranteed maximum of $83.33 per
                                                                $1,000 per month of net amount at risk.

                                                                Individuals with a higher mortality risk than
                                                                standard issue individuals can be charged
                                                                from 125% to 800% of the standard rate.

  Charge for a                                                  For a male, age 45, nonsmoker, the guaranteed
  Representative Insured                                        maximum monthly cost of insurance rate is
                                                                $.38 per $1000 of net amount at risk.

                                                                For a female, age 45, nonsmoker, the
                                                                guaranteed maximum monthly cost of insurance
                                                                rate is $.30 per $1000 of net amount at risk.

Mortality and Expense     Daily (at the end of each valuation   Daily charge as a percentage of the value of
Risk Charge ("M&E")       day).                                 the Separate Account, guaranteed at an
                                                                effective annual rate of 0.90%.(1)

Administrative Fee*       Monthly                               A flat fee of $10 per month in all years.

  Minimum and                                                   For the first two policy years from issue
  Maximum                                                       date or increase in specified amount, there
                                                                is an additional charge. The monthly charge
                                                                ranges from a minimum of $0.01 per $1,000 of
                                                                initial specified amount or increase in
                                                                specified amount to a maximum of $0.42 per
                                                                $1,000 of initial specified amount or
                                                                increase in specified amount.

  Charge for a                                                  For a male or female age 45, the maximum
  Representative Insured                                        additional monthly charge is $0.09 per $1,000
                                                                of initial specified amount or increase in
                                                                specified amount.

Policy Loan Interest      Annually                              5% annually of the amount held in the loan
                                                                account.



(1) Guaranteed at an effective annual rate of 0.90% in policy years 1-19 and 0.20% in policy years 20 and beyond.

                                      WHEN CHARGE                                  AMOUNT
        CHARGE                        IS DEDUCTED                                 DEDUCTED
-------------------------------------------------------------------------------------------------------------
Rider Charges             Annually                              Individualized based on optional Rider(s)
                                                                selected.

Waiver of Monthly         Monthly
Deduction Rider *

  Minimum and                                                   The waiver of monthly deduction rate factor
  Maximum Charge                                                ranges from a minimum of 2% of all other
                                                                covered monthly charges to a maximum of 12%
                                                                of all other covered monthly charges.

  Charge for a                                                  For a male, age 45, nonsmoker, the maximum
  Representative Insured                                        rate factor is 3.5% of all other covered
                                                                monthly charges.

                                                                For a female, age 45, nonsmoker, the maximum
                                                                rate factor is 5% of all other covered
                                                                monthly charges.

Accounting Value Rider    N/A                                   There is no charge for this rider.

Change of Insured Rider   N/A                                   There is no charge for this rider.


* These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.


Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the funds that you may pay during the time you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

                 TABLE III: TOTAL ANNUAL FUND OPERATING EXPENSES
                  (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)


          TOTAL ANNUAL OPERATING EXPENSE                    MINIMUM            MAXIMUM
----------------------------------------------------------------------------------------
Total Management fees, distribution and/or service
(12b-1) fees, and other expenses.                            0.30%             1.59%(2)



(2) Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 0.79%. These waivers and reductions generally extend through April 30, 2005 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

               Lincoln Life & Annuity Company of New York (Lincoln Life) (EIN 16-1505436) is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company (LNLIC), an Indiana-domiciled insurance corporation engaged primarily in the direct issuance of life insurance contracts and annuities. LNLIC is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.


               Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.


               Lincoln Life & Annuity Flexible Premium Variable Life Account M (Separate Account) is a separate account of the Company which was established on November 24, 1997. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." Any changes in the investment policy of the Separate Account must be approved by the New York Insurance Department.

               Your policy may also be funded in whole or in part through the Fixed Account. In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account.


               PRINCIPAL UNDERWRITER

               Lincoln Financial Advisors (LFA) is the principal underwriter for the policies, which are offered continuously. The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFA received $839,466 in 2003, $1,182,531 in 2002, and $1,459,760 in 2001 for the sale of policies offered through the Separate Account. LFA retains no underwriting commissions from the sale of the policies.

               FUND PARTICIPATION AGREEMENTS

               In order to make the funds available, LFA has entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, LFA must perform certain administrative services for the fund advisers or distributors. For these administrative functions, LFA may be compensated by the fund at annual rates of between .10% and .37% of the assets attributable to the policies. The compensation may come from 12b-1 fees, or be paid by the advisers or distributors. The funds offered by the following trusts or corporations make payments to LFA under their distribution plans in consideration of the administrative functions LFA performs: American Funds

               Insurance Series, Fidelity Variable Insurance Products, Janus Aspen Series, and Putnam Variable Trust


               DISTRIBUTION OF THE POLICIES AND COMPENSATION

               The policy may be sold by individuals who, in addition to being appointed as life insurance agents for the Company, are also registered representatives with broker-dealers who maintain selling agreements with us. Included among these broker-dealers are Lincoln Financial Advisors Corporation and Lincoln Financial Distributors, Inc., both of whom are our affiliates. Registered representatives may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, we may pay equivalent amounts over time, based on accumulation value. Registered representatives are also eligible for cash bonuses and "non cash compensation." The latter [as defined in NASD conduct Rule 2820] includes such things as office space, computers, club credit, prizes, awards, training and education meetings.

               Additionally, the broker-dealer may receive compensation on the first year premium and all additional premiums and/or reimbursements for portions of policy sales expenses. In some situations, the broker-dealer may elect to share their commission or expense reimbursement allowance with the registered representative. Depending on the particular selling arrangements, there may be others whom we compensate for distribution activities. For example, we may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices. All compensation is paid from our resources, which include fees and charges imposed on your policy.

               We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.


               FUNDS

               The variable investment options in the policy are Sub-Accounts of the Separate Account. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the appropriate fund.

               A given fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

               Several of the funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

               There is no assurance that the investment objective of any of the funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each fund's prospectus carefully before making investment choices.

               Additional funds may be made available as underlying investments. The right to select among funds will be limited by the terms and conditions imposed by the Company.

               The funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus.


               AIM VARIABLE INSURANCE FUNDS, advised by A I M Advisors, Inc.

                    AIM V. I. GROWTH FUND (SERIES I SHARES): Capital appreciation.
                    THIS FUND WILL BE AVAILABLE ONLY TO EXISTING POLICY OWNERS AS OF MAY 10, 2004. CONSULT YOUR FINANCIAL ADVISER.

                    AIM V. I. INTERNATIONAL GROWTH FUND (SERIES I SHARES):
                    Long-term growth.
                    THIS FUND WILL BE AVAILABLE ONLY TO EXISTING POLICY OWNERS AS OF MAY 10, 2004. CONSULT YOUR FINANCIAL ADVISER.

                    AIM V. I. PREMIER EQUITY FUND (SERIES I SHARES): Long-term growth.
                    THIS FUND WILL BE AVAILABLE ONLY TO EXISTING POLICY OWNERS AS OF MAY 10, 2004. CONSULT YOUR FINANCIAL ADVISER.

               ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC., advised by Alliance Capital Management, L.P.

                    ALLIANCEBERNSTEIN GROWTH AND INCOME PORTFOLIO (CLASS A):
                    Growth and income.

                    ALLIANCEBERNSTEIN PREMIER GROWTH PORTFOLIO (CLASS A):
                    Maximum capital appreciation.

                    ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO (CLASS A):
                    Long-term growth.

                    ALLIANCEBERNSTEIN TECHNOLOGY PORTFOLIO (CLASS A): Maximum capital appreciation.

               AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., advised by American Century Investment Management, Inc.

                    INFLATION PROTECTION FUND (CLASS I): Inflation protection. THIS FUND WILL BE AVAILABLE AS OF MAY 10, 2004. CONSULT YOUR FINANCIAL ADVISER.

               AMERICAN FUNDS INSURANCE SERIES, advised by Capital Research and Management Company

                    GLOBAL GROWTH FUND (CLASS 2): Long-term growth.
                    THIS FUND WILL BE AVAILABLE AS OF MAY 10, 2004. CONSULT YOUR FINANCIAL ADVISER.

                    GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): Long-term growth.

                    GROWTH FUND (CLASS 2): Long-term growth.

                    GROWTH-INCOME FUND (CLASS 2): Growth and income.

                    INTERNATIONAL FUND (CLASS 2): Long-term growth.

               DELAWARE VIP TRUST, advised by Delaware International Advisers, Ltd. for the Emerging Markets Series, and Delaware Management Company for all of the other Series, with Delaware International Advisers, Ltd. subadvising the Diversified Income Series

                    DIVERSIFIED INCOME SERIES (STANDARD CLASS): Total return. THIS FUND WILL BE AVAILABLE AS OF MAY 10, 2004. CONSULT YOUR FINANCIAL ADVISER.

                    EMERGING MARKETS SERIES (STANDARD CLASS): Capital appreciation.
                    THIS FUND WILL BE AVAILABLE AS OF MAY 10, 2004. CONSULT YOUR FINANCIAL ADVISER.

                    HIGH YIELD SERIES (STANDARD CLASS): Total return.

                    LARGE CAP VALUE SERIES (STANDARD CLASS): Growth and income.

                    REIT SERIES (STANDARD CLASS): Total return.

                    SMALL CAP VALUE SERIES (STANDARD CLASS): Capital appreciation.

                    TREND SERIES (STANDARD CLASS): Capital appreciation.

                    U. S. GROWTH SERIES (STANDARD CLASS): Capital appreciation.

               FIDELITY VARIABLE INSURANCE PRODUCTS, advised by Fidelity Management & Research Company

                    CONTRAFUND PORTFOLIO (SERVICE CLASS): Long-term capital appreciation.

                    EQUITY-INCOME PORTFOLIO (SERVICE CLASS): Reasonable income.

                    GROWTH PORTFOLIO (SERVICE CLASS): Capital appreciation.

                    OVERSEAS PORTFOLIO (SERVICE CLASS): Long-term growth.

               FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, advised by Franklin Advisers, Inc. for the Franklin Small Cap Fund, and by Templeton Global Advisors Limited, with Templeton Asset Management Ltd subadvising, for the Templeton Growth Securities Fund

                    FRANKLIN SMALL CAP FUND (CLASS 1): Long-term growth.

                    TEMPLETON GROWTH SECURITIES FUND (CLASS 2): Long-term growth.

               JANUS ASPEN SERIES, advised by Janus Capital Management LLC

                    BALANCED PORTFOLIO (INSTITUTIONAL SHARES): Long-term growth and current income.

                    MID CAP GROWTH PORTFOLIO (SERVICE SHARES): Long-term growth.

                    WORLDWIDE GROWTH PORTFOLIO (INSTITUTIONAL SHARES): Long-term growth.
                    THIS FUND WILL BE AVAILABLE ONLY TO EXISTING POLICY OWNERS AS OF MAY 10, 2004. CONSULT YOUR FINANCIAL ADVISER.

               LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, advised by Delaware Management Company, with Delaware International Advisers, Ltd. subadvising the International Fund, Janus Capital Management LLC subadvising the Capital Appreciation Fund, T. Rowe Price Associates, Inc. subadvising the Aggressive Growth Fund, and UBS Global Asset Management (Americas) Inc. subadvising the Global Asset Allocation Fund

                    AGGRESSIVE GROWTH FUND (STANDARD CLASS): Maximum capital appreciation.

                    BOND FUND (STANDARD CLASS): Current income.

                    CAPITAL APPRECIATION FUND (STANDARD CLASS): Long-term growth.

                    GLOBAL ASSET ALLOCATION FUND (STANDARD CLASS): Total return.

                    INTERNATIONAL FUND (STANDARD CLASS): Capital appreciation.

                    MONEY MARKET FUND (STANDARD CLASS): Preservation of capital.

                    SOCIAL AWARENESS FUND (STANDARD CLASS): Capital appreciation.

               MFS(R) VARIABLE INSURANCE TRUST, advised by Massachusetts Financial Services Company

                    CAPITAL OPPORTUNITIES SERIES (INITIAL CLASS): Capital appreciation.

                    EMERGING GROWTH SERIES (INITIAL CLASS): Long-term growth.

                    TOTAL RETURN SERIES (INITIAL CLASS): Growth and income.

                    UTILITIES SERIES (INITIAL CLASS): Growth and income.

               NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST, advised by Neuberger Berman Management Inc., and subadvised by Neuberger Berman, LLC

                    MID-CAP GROWTH PORTFOLIO (I CLASS): Capital appreciation.

                    REGENCY PORTFOLIO (I CLASS): Long-term growth.

               PUTNAM VARIABLE TRUST, advised by Putnam Investment Management, L.L.C.

                    GROWTH & INCOME FUND (CLASS IB): Growth and income.
                    THIS FUND WILL BE AVAILABLE ONLY TO EXISTING POLICY OWNERS AS OF MAY 10, 2004. CONSULT YOUR FINANCIAL ADVISER.

                    HEALTH SCIENCES FUND (CLASS IB): Capital appreciation. THIS FUND WILL BE AVAILABLE ONLY TO EXISTING POLICY OWNERS AS OF MAY 10, 2004. CONSULT YOUR FINANCIAL ADVISER.

               SCUDDER INVESTMENT VIT FUNDS, advised by Deutsche Asset Management, Inc. and subadvised by Northern Trust Investments, Inc.

                    EAFE(R) EQUITY INDEX FUND (CLASS A): Capital appreciation.

                    EQUITY 500 INDEX FUND (CLASS A): Capital appreciation.

                    SMALL CAP INDEX FUND (CLASS A): Capital appreciation.


               FUND WITHDRAWAL AND SUBSTITUTION

               Lincoln Life may withdraw funds and substitute shares of other funds if:

               1) the shares of any fund should no longer be available for investment by the Separate Account; or
               2) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

               We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

               VOTING RIGHTS

               The funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares of our Sub-Account invested in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

               We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners.

POLICY CHARGES AND FEES

               Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

               In addition to policy charges, the investment adviser for each of the funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser, and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses). Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses is contained in each fund's prospectus.

               The monthly deductions, including the cost of insurance charges, may be deducted in two ways:

               1) Proportionately from the net accumulation value of each underlying investment option subject to the charge.
               2) From the net accumulation value of specific funds which you have designated.

               If you have selected designated funds, and in a given month there is not sufficient value in those funds to cover the monthly deduction, we will take the remaining monthly deduction pro rata from the rest of the funds in your policy that have value.

               If you have not selected designated funds, the monthly deductions will be taken pro rata from all of the funds in your policy that have value.

               The monthly deductions are made on the "monthly anniversary day," the date of issue and the same day of each month thereafter. If the day that would otherwise be a monthly anniversary day is non-existent for that month, or is not a valuation day, then the monthly anniversary day is the next valuation day. You may select or change designated funds at any time prior to a monthly anniversary day by contacting our Administrative Office.

               If the value is insufficient to cover the current monthly deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.

               PREMIUM LOAD; NET PREMIUM PAYMENT

               We deduct 5% from each premium payment. This amount, referred to as "premium load," covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. The premium payment, net of the premium load, is called the "net premium payment."

               SURRENDER CHARGES

               A surrender charge may apply if the policy is totally surrendered or has a decrease in the specified amount of death benefit. The surrender charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of surrender charges is included in each policy.

               The surrender charge varies by age of the insured, the number of years since the date of issue or the date of an increase in specified amount, and the specified amount. The surrender charge will never exceed $46.82 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy. You may obtain more information about the surrender charges that would apply to your policy by requesting a personalized illustration from your insurance representative.

               The duration of the surrender charge is 15 years for full surrenders and 10 years for decreases in specified amount.

               Surrender charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The surrender charge will not exceed the policy value. All surrender charges decline to zero within 15 years following policy issue, or any increase in specified amount.

               Upon either a full surrender of the policy or a decrease in specified amount, the charge will be subject to the following conditions:

               A. For decreases in specified amount, excluding full surrender of the policy, no surrender charge will be applied where the decrease:

                  1) occurs after the tenth policy anniversary following issue of the initial specified amount; or
                  2) is directly caused by a death benefit option change; or
                  3) is caused by a partial surrender; or
                  4) when added to the sum of all prior decreases, does not
                     exceed 25% of the initial specified amount.

               B. For all other decreases, the charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

                  1) is the amount of this decrease plus any prior decreases;
                  2) is the greater of an amount equal to 25% of the initial specified amount or the sum of all prior decreases;
                  3) is the initial specified amount; and
                  4) is the then applicable surrender charge from the schedule in the policy.

               We may limit requests for decreases in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

               If you increase the specified amount, a new surrender charge will be applicable to each increase. This charge is in addition to any surrender charge on the existing specified amount. Upon an increase in specified amount, we will send you supplemental policy specifications reflecting the maximum additional surrender charge.

               Upon full surrender of your policy following a policy decrease, the surrender charge will be calculated as the entire amount shown in the policy specifications, multiplied by one minus the percentage of the initial specified amount for which a surrender charge was previously assessed. The charge assessed upon a full surrender will not exceed the policy's value.

               If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to surrender charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

               Any surrender may have tax implications. Consult your financial adviser before initiating a surrender.

               PARTIAL SURRENDER FEE

               No surrender charge is imposed on a partial surrender, but an administrative fee of 2% of the amount withdrawn, not to exceed $25, is imposed. This fee is allocated pro rata among the Sub-Accounts and the Fixed Account from which the partial surrender proceeds are taken.

               FUND TRANSFER FEE

               For each transfer request in excess of 24 made during any policy year, we will charge you an administrative fee of $25. This fee is currently being waived, but we reserve the right to charge it.

               MORTALITY AND EXPENSE RISK CHARGE

               We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The current charge is the guaranteed effective annual rate of 0.90% in policy years 1-19 and 0.20% in policy years 20 and beyond.

               COST OF INSURANCE CHARGE

               A significant cost of variable life insurance is the "cost of insurance" charge. This charge is the portion of the monthly deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

               The cost of insurance charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current net amount at risk. The net amount at risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the monthly deduction for the cost of insurance is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

               The cost of insurance is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4%), subtracting the value at the beginning of the policy month, and multiplying the result (the "net amount at risk") by the applicable cost of insurance rate as determined by the Company.

               The current cost of insurance charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

               ADMINISTRATIVE FEE

               There is a flat monthly deduction of $10 in all years.


               For the first two policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured's age. A table of these expense charges is included in each policy. This charge will never exceed $0.4242 per $1000 of initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.


               POLICY LOAN INTEREST

               If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5%. We will credit 4% interest on the Loan Account value in all years.

               RIDER CHARGES


               Waiver of Monthly Deductions. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a rate factor. The rate factor depends on the age, underwriting category and gender of the insured. The maximum rate factor is 12%.


               Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

               CASE EXCEPTIONS

               Charges and fees may be reduced in some circumstances where policies are purchased by corporations and other groups or sponsoring organizations on a multiple-life case basis.

YOUR INSURANCE POLICY

               Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

               We may add, change or eliminate any funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

               We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

               If we obtain appropriate approvals from policy owners and securities regulators, we may:

               - change the investment objective of the Separate Account.

               - operate the Separate Account as a management investment
                 company, unit investment trust, or any other form permitted under applicable securities laws

               - deregister the Separate Account

               - combine the Separate Account with another separate account

               We will notify you of any change that is made.

               The policy includes policy specifications pages, with supporting schedules. These pages and schedules provide important information about your policy such as: the identity of the insured and owner; date of issue; the initial specified amount; the death benefit option selected; issue age; named beneficiary; initial premium payment; surrender charges; expense charges and fees; guaranteed maximum cost of insurance rates; and No Lapse premium.


               When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

               The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

               Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

               The date of issue is the date on which we begin life insurance coverage. This is the date from which policy years, policy anniversary and age are determined.

               Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

               We allow telephone and other electronic transactions when you provide us authorization to do so. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

               Any telephone or other electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

               APPLICATION

               If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the underwriting category, age, and gender of the insured.

               A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 18 and at most age 85. Age will be determined by the nearest birthday of the insured.

               OWNER

               The owner on the date of issue is designated in the policy specifications. You, as owner, will make the following choices:

               1) initial death benefit amount and death benefit option;
               2) optional No Lapse protection and riders;

               3) the amount and frequency of premium payments; and
               4) the amount of net premium payment to be placed in the selected
                  Sub-Accounts or the Fixed Account.

               You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the beneficiary, request policy loans, make partial surrenders, surrender the policy entirely, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of owner and beneficiary forms to be effective as of the date you sign them.

               RIGHT-TO-EXAMINE PERIOD

               You may return your policy to us for cancellation within 45 days of the date the application is signed or 10 days after you receive the policy (60 days for policies issued in replacement of other insurance). This is called the right-to-examine period. If the policy is returned for cancellation within the right-to-examine period, we will refund to you all premium payments. If a premium payment was made by check, there may be a delay until the check clears.

               Any net premium payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated in your application. If the policy is returned for cancellation within the right-to-examine period, we will return the full amount of any premium payments made.

               INITIAL SPECIFIED AMOUNT

               You will select the initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The initial specified amount is shown on the policy specifications page.

               TRANSFERS

               You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.

               During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the dollar cost averaging program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

               1) 25% of the Fixed Account value as of the immediately preceding policy anniversary, or
               2) the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

               Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

               Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing.

               Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 p.m. Eastern time on a business day will normally be effective that day.

               LIMITS ON FREQUENT TRANSFERS


               We periodically monitor the frequency and dollar amounts of trades to identify market-timing activity. If we believe we have identified market-timing activity, we will restrict transfers. We reserve the right to restrict, in our discretion and without prior notice, transfers initiated by an individual, market-timing organization or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions include, but are not limited to:

               1) requiring that all transfer requests be made only through regular U.S. mail; and
               2) not accepting transfer instructions from an agent acting on behalf of more than one policy owner; and
               3) not accepting preauthorized transfer forms from market-timers or other entities acting on behalf of more than one policy owner at a time.

               We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine will disadvantage or potentially hurt the rights or interests of other policy owners or harm the funds. Transfer requests may be subject to additional terms and conditions imposed by the funds.

               We will notify you in writing if we have restricted or refused any of your transfer requests. We apply these limitations to all policy owners in a consistent manner.


               OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

               You may elect to participate in programs for dollar cost averaging or automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

               DOLLAR COST AVERAGING systematically transfers specified dollar amounts from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. Transfers from the Fixed Account can only be elected at the time your policy is issued. Transfers from the Money Market Sub-Account may be elected at any time while your policy is in force. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.


               If the owner elects Dollar Cost Averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.


               You may elect dollar cost averaging on your application, or contact our Administrative Office for information.

               Dollar cost averaging terminates automatically:

               (1) if the value in the Money Market Sub-Account or the Fixed
                   Account is insufficient to complete the next transfer;

               (2) one week after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;
               (3) after 12 or 24 months (as elected on your application); or
               (4) if your policy is surrendered.

               AUTOMATIC REBALANCING periodically restores to a pre-determined level the percentage of policy value allocated to each Sub-Account. The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the owner. If automatic rebalancing is elected, all net premium payments allocated to the Sub-Accounts will be subject to automatic rebalancing.

               You may select automatic rebalancing on a quarterly, semi-annual or annual basis. Automatic rebalancing may be elected, terminated or the allocation may be changed at any time, by contacting our Administrative Office.

               RIDERS

               We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy, and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict the terms of your policy, or of other riders in force. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.

               WAIVER OF MONTHLY DEDUCTION RIDER: If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the monthly deductions.

               ACCOUNTING VALUE RIDER: If desired, you must select this rider when you initially apply for insurance. You must meet the underwriting and minimum premium requirements for this rider. If your policy is fully surrendered in the first five policy years, this rider provides enhanced cash surrender values by using a table of alternate surrender charges. The rider does not provide for enhanced cash surrender value for partial surrenders and loans. There is no charge for this rider.

               CHANGE OF INSURED RIDER: With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured's 65th birthday. There is no separate charge for this rider, however policy charges applicable to the new insured may differ from charges applicable to the current insured.

               ESTATE TAX REPEAL RIDER: If desired, you must select this rider when you initially apply for insurance. In the event of federal estate tax repeal as set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) being extended, this rider allows you to cancel your policy for an amount equal to the surrender value of the policy plus the applicable surrender charge. There is a one-time $250 charge at issue for this rider.

               For purposes of this rider, estate tax repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010. The start date for this rider (the date that begins the 12-month "window" for you to exercise the rider) is the later of January 1, 2010, or the date in 2010 upon which legislation is enacted that triggers estate tax repeal, but no later than December 31, 2010.

               This rider terminates on the earliest of:

               1) one year from the start date;
               2) December 31, 2010, provided no Estate Tax Repeal, as defined above, has been enacted;
               3) the date you request termination of the rider;
               4) termination of your policy; or
               5) full surrender of your policy prior to the start date.

               If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

               CONTINUATION OF COVERAGE

               If the insured is still living at age 100, and the policy has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

               1) we will no longer accept premium payments;
               2) we will make no further deductions;
               3) policy values held in the Separate Account will be transferred to the Fixed Account; and
               4) we will no longer transfer amounts to the Sub-Accounts.

               TERMINATION OF COVERAGE

               All policy coverage terminates on the earliest of:

               1) surrender of the policy;
               2) death of the insured; or
               3) failure to pay the necessary amount of premium to keep your policy in force.

               STATE REGULATION

               New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS


               You may select and vary the frequency and the amount of premium payments and the allocation of net premium payments. After the initial premium payment is made there is no minimum premium required, except to maintain the No Lapse provision or to keep the policy in force. Premiums may be paid any time before the insured reaches age 100.


               The initial premium must be paid for policy coverage to be effective. This payment must be equal to or exceed the amount necessary to provide for two monthly deductions.

               ALLOCATION OF NET PREMIUM PAYMENTS

               Your net premium payment is the portion of a premium payment remaining, after deduction of the premium load. The net premium payment is available for allocation to the Sub-Accounts or the Fixed Account.

               You first designate the allocation of net premium payments among the Sub-Accounts and Fixed Account on the application. Subsequent net premium payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of net premium payments among the Sub-Accounts and Fixed Account at any time. The amount of net premium payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit net premium payments to your policy as of the end of the valuation period in which it is received at our Administrative Office. The end of the valuation period is 4:00 P.M. Eastern Time, unless the New York Stock Exchange closes earlier.

               The valuation period is the time between valuation days. A valuation day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every valuation day.

               PLANNED PREMIUMS; ADDITIONAL PREMIUMS

               Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

               In addition to any planned premium, you may make additional premium payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.


               Unless you specifically direct otherwise, any payment received (other than any premium payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no premium load on any payment which you specifically direct as repayment of an outstanding loan.


               You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional premium payments.

               We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the death benefit and the accumulation value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

               We may decline any additional premium (including planned premium) or a portion of a premium that would cause total premium payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you.

               POLICY VALUES

               Policy value in a variable life insurance policy is also called the accumulation value.

               The accumulation value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the accumulation value reflects:

                  1) net premium payments made;
                  2) the amount of any partial surrenders;
                  3) any increases or decreases as a result of market
                     performance of the Sub-Accounts;
                  4) interest credited to the Fixed Account or the Loan Account;
                     and
                  5) all charges and fees deducted.

               The Separate Account value, if any, is the portion of the accumulation value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

               A unit of measure used in the calculation of the value of each Sub-Account is the variable accumulation unit. It may increase or decrease from one valuation period to the next. The variable accumulation unit value for a Sub-Account for a valuation period is determined as follows:

               1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund made during the valuation period; minus
               2) the liabilities of the Sub-Account at the end of the valuation period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and
               3) the result of (1) minus (2) is divided by the number of variable accumulation units for that Sub-Account outstanding at the beginning of the valuation period.

               In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

               The daily charge imposed on a Sub-Account for any valuation period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.

               The Fixed Account value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or partial surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.010746% (equivalent to a compounded annual rate of 4%) or a higher rate determined by the Company.

               The Loan Account value, if any, reflects any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company's General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4%.

               The "net" accumulation value is the accumulation value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the surrender value.

               We will tell you at least annually the accumulation value, the number of accumulation units credited to your policy, current accumulation unit values, Sub-Account values, the Fixed Account value and the Loan Account value. We strongly suggest that you review your statements to determine whether additional premium payments may be necessary to avoid lapse of your policy.

DEATH BENEFITS

               The death benefit proceeds is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, partial surrenders, and overdue charges, if any, are deducted from the death benefit proceeds prior to payment.

               DEATH BENEFIT OPTIONS

               Three different death benefit options are available. Regardless of which death benefit option you choose, the death benefit proceeds payable will be the greater of:

               1) the amount determined by the death benefit option in effect on the date of the death of the insured, less any indebtedness;
                  or
               2) a percentage of the accumulation value equal to that required by the Internal Revenue Code to maintain the policy as a life insurance policy. A schedule of these percentages is in your policy.

The following table provides more information about the death benefit options.

 OPTION                  DEATH BENEFIT PROCEEDS EQUAL TO THE                            VARIABILITY
-------------------------------------------------------------------------------------------------------------
   1      Specified amount (a minimum of $100,000)                             None; level death benefit

   2      Sum of the specified amount plus the net accumulation value as       May increase or decrease over
          of the date of the insured's death.                                  time, depending on the amount
                                                                               of premium paid and the
                                                                               investment performance of the
                                                                               underlying Sub-Accounts or the
                                                                               Fixed Account.

   3      Sum of the specified amount plus the accumulated premiums (all       Will generally increase,
          premiums paid minus the cumulative policy factor, if that            depending on the amount of
          factor is elected) up to the limit shown in the policy               premium paid.
          specifications, as of the date of the insured's death. Any premium paid that will cause the death benefit proceeds to exceed this limit will be applied to the policy, but will not increase the death benefit. The cumulative policy factor,
          normally used in business situations, is calculated as:

           a) the applicable monthly rate then used by the Internal
              Revenue Service (IRS); or
           b) an alternative monthly rate permitted by the IRS; times
           c) the specified amount divided by 1000.

               If for any reason the owner does not elect a particular death benefit option, Option 1 will apply until changed by the owner.

               CHANGES TO THE INITIAL SPECIFIED AMOUNT AND DEATH BENEFIT OPTIONS

               Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

               The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

               You must submit all requests for changes among death benefit options and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

 OPTION CHANGE                               IMPACT
--------------------------------------------------------------------------------
    1 to 2       The specified amount will be reduced by the accumulation value as of the effective date of change.

    2 to 1 The specified amount will be increased by the accumulation value as of the effective date of change.

    1 to 3       The specified amount will not change

    3 to 1       The specified amount will be increased by accumulated premiums
                 (less the cumulative policy factor if that factor is elected) as of the effective date of change.

    2 to 3 The specified amount will be increased by the accumulation value as of the effective date of change.

    3 to 2       - If the accumulation value is greater than the accumulated premium (less cumulative policy factor if that factor
                   elected), the specified amount will be reduced by the
                   accumulation value less accumulated premium (plus cumulative policy factor if that factor is elected) as of the effective date of change.
                 - If the accumulation values is less than the accumulated
                   premium (less the cumulative policy factor if elected), the specified amount will be increased by the accumulated
                   premium (less the cumulative policy factor if that factor is elected), less the accumulation value as of the effective
                   date of change.

               Any reductions in specified amount will be made against the initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the surrender charge applicable to your policy. Changes in specified amount do not affect the premium load as a percentage of premium.

               We may decline any request for change of the death benefit option or reduction of the specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law.

               Any change is effective on the first monthly anniversary day on, or after, the date of approval of the request by Lincoln Life. If the monthly deduction amount would increase as a result of the change, the changes will be effective on the first monthly anniversary day on which the accumulation value is equal to, or greater than, the monthly deduction amount.

               DEATH BENEFIT PROCEEDS

               Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

               After receipt at our Administrative Office of proof of death of the insured, the death benefit proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the death benefit proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

POLICY SURRENDERS

               You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

               The surrender value of your policy is the amount you can receive by surrendering the policy. The surrender value is the net accumulation value less any applicable surrender charge, less any accrued loan interest not yet charged.

               Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account that have values allocated to them. Any surrender from a Sub-Account will result in the cancellation of variable accumulation units. The cancellation of such units will be based on the variable accumulation unit value determined at the close of the valuation period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

               At any time, you may transfer all of the Separate Account value to the Fixed Account and then surrender the policy for reduced guaranteed nonparticipating paid-up insurance. No monthly administrative fees will apply to such paid-up insurance. The amount of paid-up insurance will be that which the surrender value will purchase as a net single premium at the insured's then attained age, using the guaranteed interest and mortality basis of the original policy. The paid-up insurance will not include any additional benefits provided by rider under the original policy.

               PARTIAL SURRENDER

               You may make a partial surrender, withdrawing a portion of your policy values. You may request a partial surrender in writing or electronically, if previously authorized. The total of all partial surrenders may not exceed 90% of the surrender value of your policy. We may limit partial surrenders to the extent necessary to meet the federal tax law requirements. Each partial surrender must be at least $500. Partial surrenders are subject to other limitations as described below.

               Partial surrenders may reduce the accumulation value and the specified amount. The amount of the partial surrender and our administrative fee will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of partial surrenders on the death benefit proceeds depends on the death benefit option in effect at the time of the partial surrender.

 DEATH BENEFIT
OPTION IN EFFECT                   IMPACT OF PARTIAL SURRENDER
--------------------------------------------------------------------------------
      1            Will reduce the accumulation value and the specified amount.

      2 Will reduce the accumulation value, but not the specified amount.

      3 Will reduce the accumulated premiums, and the specified amount to the extent that the amount of the partial surrender exceeds the accumulated premiums.

               Partial surrender proceeds will generally be paid within seven days of our receipt of your request.

               We may at our discretion decline any request for a partial surrender.

POLICY LOANS

               You may borrow against the surrender value of your policy. The loan may be for any amount up to 100% of the current surrender value. However, we reserve the right to limit the amount of your loan so that total policy indebtedness will not exceed 90% of an amount equal to the accumulation value less surrender charge. A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy's death benefit and accumulation value.

               The amount of your loan will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The Loan Account is the account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the policy's death benefit and accumulation value whether or not they are repaid. Interest on policy loans accrues at an effective annual rate of 5%, and is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of your policy.

               The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding policy loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional policy loan, and added to the Loan Account value. Lincoln Life credits interest to the loan account value at a rate of 4% in all years, so the net cost of your policy loan is 1%.

               Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net premium payments are currently allocated, unless you instruct otherwise.

               If at any time the total indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current accumulation value less surrender charges, the policy will terminate subject to the conditions in the grace period provision, unless the No Lapse provision is in effect. If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

               If at any time the net accumulation value is insufficient to pay the monthly deduction, unless the No Lapse provision is in effect, all policy coverage will terminate. This is referred to as policy lapse. The net accumulation value may be insufficient:

               1) because it has been exhausted by earlier deductions;

               2) as a result of poor investment performance;

               3) due to partial surrenders;

               4) due to indebtedness for policy loans; or

               5) because of a combination of any of these factors.

               If we have not received your premium payment (or payment of indebtedness on policy loans) necessary so that the net accumulation value of your policy is sufficient to pay the monthly deduction amount on a monthly anniversary day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy.


               If the amount in the notice is not paid to us within the grace period, then the policy will terminate. The grace period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the monthly anniversary day on which the monthly deduction could not be paid. If the insured dies during the grace period, we will deduct any charges due to us from any death benefit payable under the terms of the policy.


               NO LAPSE PROVISION

               Your policy includes a No Lapse provision. This means that your policy will not lapse as long as you have paid the required No Lapse premium. The No Lapse premium is the cumulative premium required to maintain the No Lapse provision, preventing your policy from lapse, and is shown in the policy specifications.

               There is no difference in the calculation of policy values and death benefit between a policy that has the No Lapse provision, and a policy that does not. This is true whether or not the No Lapse provision is active and keeping the policy from lapsing.

               There is no charge for this feature. It is only available with death benefit options 1 and 2.

               There are three levels of No Lapse protection:

               1) a guarantee to insured age 100 (must be selected at time of policy application);
               2) a guarantee for the first 20 policy years; and
               3) a guarantee for the first 10 policy years.

                                                                         PROVISION WILL TERMINATE
    LEVEL                     LAPSE PROTECTION                             UPON THE EARLIEST OF
--------------------------------------------------------------------------------------------------------
Age 100           If elected, a payment of the age 100 No       1)  the age 100 premium requirement is
                  Lapse premium is due as of the date of            not met,
                  issue and each monthly anniversary day        2)  there is a change in the death
                  to guarantee the policy will not lapse            benefit option, or
                  before the insured reaches age 100. All,      3)  the insured reaches age 100.
                  or a portion of, the remaining monthly
                  premiums can be paid in advance at any        A period of at least 61 days will be
                  time.                                         granted for the age 100 No Lapse premium
                                                                if on any monthly anniversary day it is
                  As long as the sum of all premium             determined that the age 100 No Lapse
                  payments (less any indebtedness and           premium has not been met. At least 31
                  partial surrenders) is at least equal to      days before the end of that period, we
                  the sum of the age 100 no lapse premiums      will notify you of the amount of premium
                  since the date of issue, the policy will      necessary to maintain the age 100 No
                  not lapse until the insured reaches age       Lapse provision.
                  100, even if the net accumulation value
                  is insufficient to meet the monthly           Once the age 100 No Lapse provision is
                  deductions.                                   terminated, it cannot be reinstated.
                                                                However, you may still qualify for
                                                                either the 20 year or 10 year No Lapse
                                                                provision.

First 20 policy   During the first 20 years the policy          1)  a change in the death benefit
years             will not lapse, even if the net                   option,
                  accumulation value is insufficient to         2)  the insured's age 100, or
                  meet the monthly deductions, as long as       3)  the beginning of the 21st policy
                  the sum of:                                       year.

                  -  all premium payments (less any             Failure to meet the No Lapse premium
                     partial surrenders) accumulated at         requirement during the first 20 years
                     4% interest                                does not terminate the No Lapse
                                                                provision. Any premium shortfall can be
                  -  minus any indebtedness                     made up while the policy is in force or
                                                                during the policy's grace period.
                  is at least equal to the sum of the 20
                  year No Lapse premiums due since date of      Continuing to pay the 20 year No Lapse
                  issue (shown in the policy                    premium beyond the termination of the 20
                  specifications), accumulated at 4%            year No Lapse provision does not
                  interest.                                     guarantee that the policy will not
                                                                lapse. Payments must be sufficient to
                                                                cover your monthly deductions.

                                                                However, you may still qualify for the
                                                                10 year No Lapse provision.

                                                                         PROVISION WILL TERMINATE
    LEVEL                     LAPSE PROTECTION                             UPON THE EARLIEST OF
--------------------------------------------------------------------------------------------------------
First 10 policy   During the first 10 years the policy          1)  a change in the death benefit
years             will not lapse, even if the net                   option,
                  accumulation value is insufficient to         2)  the insured's age 100, or
                  meet the monthly deductions, as long as       3)  the beginning of 11th policy year.
                  the sum of:
                                                                Failure to meet the No Lapse premium
                  -  all premium payments (less any             requirement during the first 10 years
                     partial surrenders) accumulated at         does not terminate the No Lapse
                     4% interest                                provision. Any premium shortfall can be
                                                                made up while the policy is in force or
                  -  minus any indebtedness                     during the policy's grace period.

                  is at least equal to the sum of the 10        Continuing to pay the 10 year No Lapse
                  year No Lapse premiums due since date of      premium beyond the termination of the 10
                  issue (shown in the policy                    year No Lapse provision does not
                  specifications), accumulated at 4%            guarantee that the policy will not
                  interest.                                     lapse. Payments must be sufficient to
                                                                cover your monthly deductions.

               If you fail to satisfy the requirements for the age 100, 20 year and 10 year No Lapse provisions, and you have paid insufficient premium to cover your monthly deductions, the policy, after notice, and expiration of the grace period, will lapse.

               Your levels of No Lapse premiums are shown on the policy specifications pages. To determine if you are meeting the cumulative premium payment required to retain the No Lapse protection, review your most recent quarterly statement or contact our Administrative Office.

               If the No Lapse provision terminates, the premiums you must pay to keep the policy in force may be significantly higher than the No Lapse premium would have been. If you pay only the minimum premium needed to keep the No Lapse provision in force, you may be foregoing the potential for increased accumulation value that higher premium payments could provide.

               REINSTATEMENT OF A LAPSED POLICY

               If the No Lapse provision is not in effect, and your policy has lapsed, you may reinstate your policy provided:

               1) it has not been surrendered;
               2) there is an application for reinstatement in writing;
               3) satisfactory evidence of insurability of the insured is furnished to us and we agree to accept the risk;

               4) we receive a payment sufficient to keep your policy in force for at least two months; and

               5) any accrued loan interest is paid.

               The reinstated policy will be effective as of the monthly anniversary day after the date on which we approve your application for reinstatement. Surrender charges will be reinstated as of the policy year in which your policy lapsed. Your accumulation value at reinstatement will be the net premium payment then made less all monthly deductions due.

TAX ISSUES

               The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You should always consult a tax adviser about the application of tax rules to your individual situation.

               TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

               TAX STATUS OF THE POLICY. Section 7702 of the Internal Revenue Code ("Code") establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

               The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured's age, gender, and risk classification. We do not apply this test to the policy.

               INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

               RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

               NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

               TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

               TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for federal income tax purposes.

               POLICIES WHICH ARE MECs

               CHARACTERIZATION OF A POLICY AS A MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years.

               TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

               PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

               SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

               POLICIES WHICH ARE NOT MECs

               TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

               CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

               TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

               OTHER CONSIDERATIONS

               INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges the policy, which ends at age 100, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

               COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a policy year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the federal tax definition of life insurance.

               DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

               FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

               CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

               FAIR VALUE OF YOUR POLICY


               It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the accumulation value or the net accumulation value. You, as the owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.


               TAX STATUS OF LINCOLN LIFE

               Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

               In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a policy owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator.

LEGAL PROCEEDINGS


               Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

               After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of Lincoln Life, the Separate Account or the Principal Underwriter.


FINANCIAL STATEMENTS

               Financial statements of the Separate Account and financial statements of the Company are located in the SAI.

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

                          TABLE OF CONTENTS OF THE SAI


GENERAL INFORMATION                                                            2
   Lincoln Life                                                                2
   Registration Statement                                                      2
   Changes of Investment Policy                                                2
   Principal Underwriter                                                       3
   Disaster Plan                                                               3
   Advertising                                                                 3
SERVICES                                                                       3
   Administrative Services                                                     3
   Independent Auditors                                                        3
   Accounting Services                                                         3
   Checkbook Service for Disbursements                                         4
POLICY INFORMATION                                                             4
   Case Exceptions                                                             4
   Assignment                                                                  4
   Change of Ownership                                                         4
   Beneficiary                                                                 5
   Change of Plan                                                              5
   Settlement Options                                                          5
   Deferral of Payments                                                        6
   Incontestability                                                            6
   Misstatement of Age or Gender                                               6
   Suicide                                                                     6
ADDITIONAL INFORMATION ABOUT CHARGES                                           6
   Surrender Charges                                                           6
FINANCIAL STATEMENTS                                                           7
   Company                                                                   M-1
   Separate Account                                                          S-1
PERFORMANCE DATA                                                             P-1


The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 942-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our Internet site, www.LFG.com

Lincoln Life & Annuity Flexible Premium Variable Life Account M
1933 Act Registration No. 333-84688
1940 Act Registration No. 811-08559

                                END OF PROSPECTUS

                    STATEMENT OF ADDITIONAL INFORMATION (SAI)


                                DATED MAY 1, 2004
                  RELATING TO PROSPECTUS DATED MAY 1, 2004 FOR


                           LINCOLN VUL(DB)-II PRODUCT

   LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M, REGISTRANT

              LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK, DEPOSITOR

The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:
       Client Service Center, MVL-1
       350 Church Street
       Hartford, CT 06103-1106;
or by telephoning 1-800-444-2363, and requesting a copy of the Lincoln NY VUL(DB)-II product prospectus.

                          TABLE OF CONTENTS OF THE SAI


CONTENT                                                                     PAGE
-------                                                                     ----
GENERAL INFORMATION                                                            2
   Lincoln Life                                                                2
   Registration Statement                                                      2
   Changes of Investment Policy                                                2
   Principal Underwriter                                                       3
   Disaster Plan                                                               3
   Advertising                                                                 3
SERVICES                                                                       3
   Administrative Services                                                     3
   Independent Auditors                                                        3
   Accounting Services                                                         3
   Checkbook Service for Disbursements                                         4
POLICY INFORMATION                                                             4
   Case Exceptions                                                             4
   Assignment                                                                  4
   Change of Ownership                                                         4
   Beneficiary                                                                 5
   Change of Plan                                                              5
   Settlement Options                                                          5
   Deferral of Payments                                                        6
   Incontestability                                                            6
   Misstatement of Age or Gender                                               6
   Suicide                                                                     6
ADDITIONAL INFORMATION ABOUT CHARGES                                           6
   Surrender Charges                                                           6
FINANCIAL STATEMENTS                                                           7
   Company                                                                   M-1
   Separate Account                                                          S-1
PERFORMANCE DATA                                                             P-1

GENERAL INFORMATION

               LINCOLN LIFE

               Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our") (EIN 16-1505436) is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln Life is a subsidiary of The Lincoln National Life Insurance Company (LNLIC), an Indiana-domiciled insurance corporation engaged primarily in the direct issuance of life insurance contracts and annuities. LNLIC is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.


               Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.


               Lincoln Life is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

               A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

               REGISTRATION STATEMENT

               A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.

               CHANGES OF INVESTMENT POLICY

               Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory approvals. Any change must be submitted to the Insurance Department. The Insurance Department would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.

               In the event of a material change in the investment strategy of any Sub-Account, you may transfer the amount in that Sub-Account to any other Sub-Account or the Fixed Account, without a transfer charge, even if the 24 free transfers have already been used. You must exercise this option to transfer within 60 days after the effective date of such a change in the investment strategy of the Sub-Account.

               PRINCIPAL UNDERWRITER

               Lincoln Financial Advisors Corporation ("LFA"), 1300 S. Clinton Street, Fort Wayne, IN 46802, an affiliate of Lincoln Life, is the principal underwriter for the policies, which are offered continuously. LFA is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal underwriter has overall responsibility for establishing a selling plan for the policies.


               DISASTER PLAN


               We have assigned full-time staff devoted to the development of business continuity plans in conjunction with a national vendor. In addition, we have a site available in which to recover our critical business functions in the event of a disaster. We also conduct tests of our capabilities and plans in the event of a disaster.

               ADVERTISING


               Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


SERVICES


               ADMINISTRATIVE SERVICES

               Lincoln Life & Annuity Company of New York is an affiliate of The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802, which provides administrative services for the policies. The Lincoln National Life Insurance Company receives no direct compensation for these services.

               INDEPENDENT AUDITORS

               The financial statements of the Separate Account and the financial statements of Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing elsewhere in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.


               ACCOUNTING SERVICES

               We have entered into an agreement with the Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA, 19203, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.

               CHECKBOOK SERVICE FOR DISBURSEMENTS

               We offer a checkbook service in which the death benefit proceeds are transferred into an interest-bearing account, in the beneficiary's name as owner of the account. Your beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the beneficiary additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened.

               We also offer this same checkbook service for surrenders of your policy of $500,000 or more. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately -- even a check for the entire amount.

POLICY INFORMATION

               CASE EXCEPTIONS

               This policy is available for purchase by corporations and other groups or sponsoring organizations on a multiple-life case basis. We reserve the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, the expected persistency of the individual policies and any other circumstances which we believe to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by us on a uniform case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in the Separate Account.

               ASSIGNMENT

               While the insured is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and recorded at our Administrative Office. We will not be responsible for any assignment that is not submitted for recording, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after we have recorded any assignment.

               Once recorded, the assignment remains effective until released by the assignee in writing. As long as an effective assignment remains outstanding, the owner will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.

               CHANGE OF OWNERSHIP

               As long as the insured is living, you may name a new owner by recording a change in ownership in writing at our Administrative Office. The change will be effective the later of the date of execution of the document of transfer and subject to receipt by the Company. We may require that the policy be submitted to us for endorsement before making a change.

               BENEFICIARY

               The beneficiary is initially designated on the application and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

               You may change the beneficiary at any time while the insured is living, except when we have recorded an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the owner has not reserved the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will be effective as of the date of signature and subject to receipt by the Company.

               If any beneficiary dies before the insured, the beneficiary's potential interest shall pass to any surviving beneficiaries, unless otherwise specified to the Company. If no named beneficiary survives the insured, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.

               CHANGE OF PLAN

               Within 18 months of the date we issue your policy, you may exchange your policy without any evidence of insurability, for any one of the permanent life insurance policies then being issued by the Company which belong to the same class as this policy. Your request for exchange must be in writing. Unless agreed otherwise, the new policy will have the same initial amount of insurance, date of issue and age of the insured as the original policy.

               SETTLEMENT OPTIONS

               You may elect or change a settlement option while the insured is alive. If you have not irrevocably selected a settlement option, the beneficiary may elect to change the settlement option within 90 days after the insured dies. If no settlement option is selected, the death benefit proceeds will be paid in a lump sum.

               If you assign your policy as collateral security, we will pay any amount due the assignee in one lump sum. We will pay any remaining death benefit proceeds as elected.

               Your written request to elect, change, or revoke a settlement option must be received in our Administrative Office before payment of the lump sum or any settlement option is initiated. The first payment of the settlement option selected will become payable on the date proceeds are settled. Payments after the first payment will be made on the first day of each month. Once payments have begun, the policy cannot be surrendered and neither the payee nor the settlement option may be changed.

               You have at least four settlement options:
               1) an annuity for the lifetime of the payee;
               2) an annuity for the lifetime of the payee, with monthly
                  payments guaranteed for 60, 120, 180, or 240 months;
               3) monthly payments for a stated number of years, at least five but no more than thirty.
               4) payment of a maximum of 3% interest annually on the sum left on deposit.

               We may offer you or your beneficiary additional settlement options in the future.

               DEFERRAL OF PAYMENTS

               Amounts payable as a result of loans, surrenders or partial surrenders will generally be made within seven days of our receipt of such a request. In the event of a deferral of a surrender, loan or payment of the death benefit proceeds beyond ten days from receipt of the request, interest will accrue and be paid as required by law. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment.

               INCONTESTABILITY

               The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase.

               MISSTATEMENT OF AGE OR GENDER

               If the age or gender of the insured has been misstated, benefits will be adjusted based on the following values:
               1) the net amount at risk at the time of the insured's death;
               2) the ratio of the monthly cost of insurance applied in the policy month of death to the monthly cost of insurance that should have been applied at the true age and gender in the policy month of death; and
               3) the accumulation value at the time of the insured's death.

               The amount of death benefit proceeds will be 1. multiplied by 2. and then the result added to 3.

               SUICIDE

               If the insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount.

ADDITIONAL INFORMATION ABOUT CHARGES

               SURRENDER CHARGES

               The initial maximum surrender charge is calculated as (a) plus
               (b), with that result not to exceed (c), minus (d), where
                  (a) is 1.25 times the curtate net level premium for the
                      specified amount of insurance, calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest;
                  (b) is $10 per $1000 of specified amount;
                  (c) is $50 per $1000 of specified amount; and
                  (d) is the total of the per thousand charges assessed in the first two years.

               Algebraically, this formula is equivalent to Min{a+b,c} -d.

               The maximum surrender charge decreases from its initial amount during the first 15 years. In general terms, the initial maximum surrender charge is amortized in proportion to a 15 year life contingent annuity due. In formulas, the maximum surrender charge at a point in time "t" years after issue is (a) times (b), where
                  (a) is the initial maximum surrender charge; and
                  (b) is the ratio of a life contingent annuity due beginning at time t and ending 15 years after issue, divided by a life contingent annuity due beginning at issue and ending 15 years after issue, both calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest.
               The actual surrender charge may be less than the maximum surrender charge, and is included in each policy. No surrender charge is applied in the 16th policy year or beyond.

FINANCIAL STATEMENTS


                    The December 31, 2006 financial statements of the Separate Account and financial statements of the Company follow.

         LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER  31, 2006

                                                                                                          MORTALITY &
                                                                                                            EXPENSE
                                                             CONTRACT                      CONTRACT        GUARANTEE
                                                             PURCHASES                    REDEMPTIONS       CHARGES
                                                             DUE FROM                       DUE TO        PAYABLE TO
                                                          LINCOLN LIFE &                LINCOLN LIFE &  LINCOLN LIFE &
                                                              ANNUITY                       ANNUITY         ANNUITY
                                                              COMPANY                       COMPANY         COMPANY
SUBACCOUNT                                   INVESTMENTS    OF NEW YORK   TOTAL ASSETS    OF NEW YORK     OF NEW YORK   NET ASSETS
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                 $1,368,175     $    --       $1,368,175         $--          $     90     $1,368,085
AIM V.I. Core Equity                           1,906,811          --        1,906,811          --               123      1,906,688
AIM V.I. Diversified Income                      270,496                      270,496          --                18        270,478
AIM V.I. International Growth                    456,481          --          456,481          --                29        456,452
ABVPSF Global Technology Class  A                 69,182           6           69,188          --                 4         69,184
ABVPSF Growth and Income Class  A                511,674         202          511,876          --                32        511,844
ABVPSF International Value Class  B               54,332      11,369           65,701          --                 3         65,698
ABVPSF Large Cap Growth Class  A                 108,824          --          108,824          --                 7        108,817
ABVPSF Small/Mid Cap Value Class  A              342,016           6          342,022          --                20        342,002
American Century VP Inflation Protection         368,955          --          368,955          --                20        368,935
American Funds Global Growth Class 2             253,895           6          253,901          --                12        253,889
American Funds Global Small
   Capitalization Class 2                        869,274       4,269          873,543          --                47        873,496
American Funds Growth Class 2                  3,330,338      11,431        3,341,769          --               193      3,341,576
American Funds Growth-Income Class 2           2,808,857         202        2,809,059          --               158      2,808,901
American Funds International Class 2           1,456,531         246        1,456,777          --                84      1,456,693
Baron Capital Asset                              160,549          --          160,549          --                10        160,539
Delaware VIPT Capital Reserves                    21,028          --           21,028          --                 1         21,027
Delaware VIPT Diversified Income                 325,749      14,290          340,039          --                15        340,024
Delaware VIPT Emerging Markets                 1,200,372          27        1,200,399          --                70      1,200,329
Delaware VIPT High Yield                         579,081       2,132          581,213          --                34        581,179
Delaware VIPT REIT                               871,091       3,580          874,671          --                50        874,621
Delaware VIPT Small Cap Value                  1,425,395       2,866        1,428,261          --                87      1,428,174
Delaware VIPT Trend                              733,467           6          733,473          --                45        733,428
Delaware VIPT U.S. Growth                        106,991                      106,991          --                 5        106,986
Delaware VIPT Value                              502,435      11,565          514,000          --                30        513,970
DWS VIP Equity 500 Index                       2,568,953          --        2,568,953          --               158      2,568,795
DWS VIP Small Cap Index                          874,963          --          874,963          --                53        874,910
Fidelity VIP Asset Manager                       267,446                      267,446          --                18        267,428
Fidelity VIP Contrafund Service Class          1,521,565          --        1,521,565          --                93      1,521,472
Fidelity VIP Equity-Income                       781,806          --          781,806          --                52        781,754
Fidelity VIP Equity-Income Service Class         377,953          --          377,953          --                25        377,928
Fidelity VIP Growth Service Class                444,332          --          444,332          --                28        444,304
Fidelity VIP Growth Opportunities
   Service Class                                  57,704          --           57,704          --                 4         57,700
Fidelity VIP High Income Service Class            83,147          --           83,147          --                 5         83,142
Fidelity VIP Investment Grade Bond               359,249          --          359,249          --                24        359,225
Fidelity VIP Mid Cap Service Class               123,162       2,867          126,029          --                 6        126,023
Fidelity VIP Overseas Service Class              197,674          --          197,674          --                11        197,663
FTVIPT Franklin Income Securities                 42,220          --           42,220          --                 2         42,218
FTVIPT Franklin Small-Mid Cap
   Growth Securities                             327,255          --          327,255          --                19        327,236
FTVIPT Mutual Shares Securities                   46,753          --           46,753          --                 2         46,751
FTVIPT Templeton Foreign Securities              300,208          --          300,208          --                20        300,188
FTVIPT Templeton Foreign Securities Class 2      121,378          --          121,378          --                 8        121,370
FTVIPT Templeton Global Asset Allocation          45,819          --           45,819          --                 3         45,816
FTVIPT Templeton Global Income Securities        221,987       7,124          229,111          --                11        229,100
FTVIPT Templeton Growth Securities               351,901          29          351,930          --                21        351,909
FTVIPT Templeton Growth Securities Class 2        61,546          --           61,546          --                 4         61,542
Janus Aspen Series Balanced                      301,869          --          301,869          --                19        301,850
Janus Aspen Series Balanced Service Shares       282,246                      282,246          --                18        282,228
Janus Aspen Series Global Technology
   Service Shares                                 29,457          --           29,457          --                 2         29,455

See accompanying notes.

                                                                                                         MORTALITY &
                                                                                                           EXPENSE
                                                            CONTRACT                      CONTRACT        GUARANTEE
                                                            PURCHASES                    REDEMPTIONS       CHARGES
                                                            DUE FROM                       DUE TO        PAYABLE TO
                                                         LINCOLN LIFE &                LINCOLN LIFE &  LINCOLN LIFE &
                                                             ANNUITY                       ANNUITY         ANNUITY
                                                             COMPANY                       COMPANY         COMPANY
SUBACCOUNT                                  INVESTMENTS    OF NEW YORK   TOTAL ASSETS    OF NEW YORK     OF NEW YORK   NET ASSETS
---------------------------------------------------------------------------------------------------------------------------------
Janus Aspen Series Mid Cap Growth
   Service Shares                            $  119,335       $ --        $  119,335       $    --        $      8     $  119,327
Janus Aspen Series Worldwide Growth             393,972         --           393,972            --              25        393,947
Janus Aspen Series Worldwide Growth
   Service Shares                                70,730         --            70,730            --               5         70,725
Lincoln VIPT Aggressive Growth                   12,775         --            12,775            --               1         12,774
Lincoln VIPT Aggressive Profile                 103,190                      103,190            --               4        103,186
Lincoln VIPT Bond                             1,871,307          6         1,871,313            --             116      1,871,197
Lincoln VIPT Capital Appreciation                36,474         --            36,474            --               3         36,471
Lincoln VIPT Conservative Profile               113,062         --           113,062            --               5        113,057
Lincoln VIPT Core                                 1,093                        1,093            --              --          1,093
Lincoln VIPT Equity-Income                       92,560         75            92,635            --               5         92,630
Lincoln VIPT Global Asset Allocation            118,705                      118,705            --               7        118,698
Lincoln VIPT Growth and Income                    6,254                        6,254            --              --          6,254
Lincoln VIPT Growth Opportunities                10,125         --            10,125            --              --         10,125
Lincoln VIPT International                      354,749         --           354,749            --              19        354,730
Lincoln VIPT Moderate Profile                   351,843                      351,843            --              17        351,826
Lincoln VIPT Moderately Aggressive Profile      329,360         --           329,360            --              16        329,344
Lincoln VIPT Money Market                     4,527,015         --         4,527,015        71,058             274      4,455,683
Lincoln VIPT Social Awareness                    63,008         --            63,008            --               4         63,004
M Fund Brandes International Equity                 975                          975            --              --            975
MFS VIT Capital Opportunities                    22,378         --            22,378            --               1         22,377
MFS VIT Emerging Growth                         564,589         --           564,589            --              37        564,552
MFS VIT Total Return                          1,284,035        236         1,284,271            --              78      1,284,193
MFS VIT Utilities                               938,589         --           938,589            --              59        938,530
NB AMT Mid-Cap Growth                         1,220,678          6         1,220,684            --              74      1,220,610
NB AMT Partners                                 164,449         --           164,449            --              10        164,439
NB AMT Regency                                  300,565          6           300,571            --              16        300,555
PIMCO VIT OPCAP Global Equity                   151,239         --           151,239            --              10        151,229
PIMCO VIT OPCAP Managed                          69,165                       69,165            --               5         69,160
Putnam VT Growth  & Income Class IB              38,196                       38,196            --               3         38,193
Putnam VT Health Sciences Class IB               57,405         --            57,405            --               4         57,401

See accompanying notes.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER  31, 2006

                                                       DIVIDENDS
                                                         FROM        MORTALITY AND          NET
                                                      INVESTMENT        EXPENSE          INVESTMENT
SUBACCOUNT                                              INCOME     GUARANTEE CHARGES   INCOME (LOSS)
----------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                           $   833        $ (8,468)          $(7,635)
AIM V.I. Core Equity                                     10,114          (9,612)              502
AIM V.I. Diversified Income                              16,405          (2,156)           14,249
AIM V.I. International Growth                             4,230          (3,035)            1,195
ABVPSF Global Technology Class A                             --            (347)             (347)
ABVPSF Growth and Income Class A                          5,720          (3,240)            2,480
ABVPSF International Value Class B                           --             (36)              (36)
ABVPSF Large Cap Growth Class A                              --            (787)             (787)
ABVPSF Small/Mid Cap Value Class A                        1,115          (2,017)             (902)
American Century VP Inflation Protection                  9,600          (1,856)            7,744
American Funds Global Growth Class 2                      1,458          (1,112)              346
American Funds Global Small Capitalization Class 2        3,350          (4,810)           (1,460)
American Funds Growth Class 2                            25,008         (20,899)            4,109
American Funds Growth-Income Class 2                     40,006         (16,184)           23,822
American Funds International Class 2                     21,635          (8,629)           13,006
Baron Capital Asset                                          --          (1,066)           (1,066)
Delaware VIPT Capital Reserves                              790            (131)              659
Delaware VIPT Diversified Income                          2,940          (1,221)            1,719
Delaware VIPT Emerging Markets                           10,014          (6,979)            3,035
Delaware VIPT High Yield                                 27,555          (3,545)           24,010
Delaware VIPT REIT                                       12,434          (5,128)            7,306
Delaware VIPT Small Cap Value                             3,127          (9,799)           (6,672)
Delaware VIPT Trend                                          --          (5,190)           (5,190)
Delaware VIPT U.S. Growth                                    --            (590)             (590)
Delaware VIPT Value                                       4,248          (2,582)            1,666
DWS VIP Equity 500 Index                                 26,374         (17,748)            8,626
DWS VIP Small Cap Index                                   4,854          (5,716)             (862)
Fidelity VIP Asset Manager                                6,943          (2,087)            4,856
Fidelity VIP Contrafund Service Class                    15,343          (9,833)            5,510
Fidelity VIP Equity-Income                               23,270          (5,563)           17,707
Fidelity VIP Equity-Income Service Class                 10,513          (2,587)            7,926
Fidelity VIP Growth Service Class                         1,241          (3,285)           (2,044)
Fidelity VIP Growth Opportunities Service Class             286            (374)              (88)
Fidelity VIP High Income Service Class                    6,159            (643)            5,516
Fidelity VIP Investment Grade Bond                       13,940          (2,822)           11,118
Fidelity VIP Mid Cap Service Class                           40            (374)             (334)
Fidelity VIP Overseas Service Class                       1,253          (1,200)               53
FTVIPT Franklin Income Securities                            --             (26)              (26)
FTVIPT Franklin Small-Mid Cap Growth Securities              --          (1,904)           (1,904)
FTVIPT Mutual Shares Securities                              --             (35)              (35)
FTVIPT Templeton Foreign Securities                       4,234          (2,483)            1,751
FTVIPT Templeton Foreign Securities Class 2               1,484            (888)              596
FTVIPT Templeton Global Asset Allocation                  3,133            (340)            2,793
FTVIPT Templeton Global Income Securities                 3,832            (800)            3,032
FTVIPT Templeton Growth Securities                        4,561          (2,225)            2,336
FTVIPT Templeton Growth Securities Class 2                  605            (355)              250
Janus Aspen Series Balanced                               6,030          (2,143)            3,887
Janus Aspen Series Balanced Service Shares                5,240          (2,120)            3,120
Janus Aspen Series Global Technology Service Shares          --            (228)             (228)
Janus Aspen Series Mid Cap Growth Service Shares             --            (880)             (880)
Janus Aspen Series Worldwide Growth                       6,265          (2,664)            3,601
Janus Aspen Series Worldwide Growth Service Shares        1,223            (642)              581
Lincoln VIPT Aggressive Growth                               --             (43)              (43)
Lincoln VIPT Aggressive Profile                             473            (222)              251
Lincoln VIPT Bond                                        79,725         (13,279)           66,446
Lincoln VIPT Capital Appreciation                            70            (307)             (237)
Lincoln VIPT Conservative Profile                         1,356             (94)            1,262

See accompanying notes.

                                                                         DIVIDENDS
                                                                           FROM            TOTAL
                                                       NET REALIZED    NET REALIZED    NET REALIZED
                                                        GAIN (LOSS)       GAIN ON       GAIN (LOSS)
SUBACCOUNT                                            ON INVESTMENTS    INVESTMENTS   ON INVESTMENTS
-------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                             $   427        $     --        $    427
AIM V.I. Core Equity                                        5,126              --           5,126
AIM V.I. Diversified Income                                (1,639)             --          (1,639)
AIM V.I. International Growth                               7,902              --           7,902
ABVPSF Global Technology Class A                              633              --             633
ABVPSF Growth and Income Class A                            5,077          20,798          25,875
ABVPSF International Value Class B                             15              --              15
ABVPSF Large Cap Growth Class A                             1,824              --           1,824
ABVPSF Small/Mid Cap Value Class A                          1,553          18,438          19,991
American Century VP Inflation Protection                     (300)             --            (300)
American Funds Global Growth Class 2                        3,516              --           3,516
American Funds Global Small Capitalization Class 2         10,208          37,437          47,645
American Funds Growth Class 2                              41,950          18,132          60,082
American Funds Growth-Income Class 2                       16,610          54,399          71,009
American Funds International Class 2                       19,032          10,774          29,806
Baron Capital Asset                                         7,942              --           7,942
Delaware VIPT Capital Reserves                                 --              --            --
Delaware VIPT Diversified Income                               62              --              62
Delaware VIPT Emerging Markets                             25,799          21,183          46,982
Delaware VIPT High Yield                                    3,470              --           3,470
Delaware VIPT REIT                                         19,939          41,459          61,398
Delaware VIPT Small Cap Value                              41,201          83,023         124,224
Delaware VIPT Trend                                        22,138              --          22,138
Delaware VIPT U.S. Growth                                     379              --             379
Delaware VIPT Value                                         4,004           5,620           9,624
DWS VIP Equity 500 Index                                   46,432              --          46,432
DWS VIP Small Cap Index                                     7,769          32,471          40,240
Fidelity VIP Asset Manager                                    542              --             542
Fidelity VIP Contrafund Service Class                      27,267         119,001         146,268
Fidelity VIP Equity-Income                                  8,059          85,219          93,278
Fidelity VIP Equity-Income Service Class                    5,737          40,895          46,632
Fidelity VIP Growth Service Class                          12,206              --          12,206
Fidelity VIP Growth Opportunities Service Class               723              --             723
Fidelity VIP High Income Service Class                        559              --             559
Fidelity VIP Investment Grade Bond                           (866)            835             (31)
Fidelity VIP Mid Cap Service Class                            (43)          1,818           1,775
Fidelity VIP Overseas Service Class                         5,061             975           6,036
FTVIPT Franklin Income Securities                              31              --              31
FTVIPT Franklin Small-Mid Cap Growth Securities             3,328              --           3,328
FTVIPT Mutual Shares Securities                                29              --              29
FTVIPT Templeton Foreign Securities                        22,755              --          22,755
FTVIPT Templeton Foreign Securities Class 2                 9,386              --           9,386
FTVIPT Templeton Global Asset Allocation                      932           2,710           3,642
FTVIPT Templeton Global Income Securities                     158              --             158
FTVIPT Templeton Growth Securities                         10,330          11,239          21,569
FTVIPT Templeton Growth Securities Class 2                  1,018           1,686           2,704
Janus Aspen Series Balanced                                 7,474              --           7,474
Janus Aspen Series Balanced Service Shares                  2,866              --           2,866
Janus Aspen Series Global Technology Service Shares           648              --             648
Janus Aspen Series Mid Cap Growth Service Shares            4,490              --           4,490
Janus Aspen Series Worldwide Growth                         2,752              --           2,752
Janus Aspen Series Worldwide Growth Service Shares          4,957              --           4,957
Lincoln VIPT Aggressive Growth                                114              --             114
Lincoln VIPT Aggressive Profile                               570              --             570
Lincoln VIPT Bond                                          (1,025)             --          (1,025)
Lincoln VIPT Capital Appreciation                           1,728              --           1,728
Lincoln VIPT Conservative Profile                               7              --               7

                                                         NET CHANGE       NET INCREASE
                                                       IN UNREALIZED       (DECREASE)
                                                        APPRECIATION     IN NET ASSETS
                                                      OR DEPRECIATION      RESULTING
SUBACCOUNT                                             ON INVESTMENTS   FROM OPERATIONS
---------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                            $   9,658      $   2,450
AIM V.I. Core Equity                                       148,734        154,362
AIM V.I. Diversified Income                                 (3,013)         9,597
AIM V.I. International Growth                               87,524         96,621
ABVPSF Global Technology Class A                             6,135          6,421
ABVPSF Growth and Income Class A                            38,375         66,730
ABVPSF International Value Class B                           2,019          1,998
ABVPSF Large Cap Growth Class A                             (2,565)        (1,528)
ABVPSF Small/Mid Cap Value Class A                          15,989         35,078
American Century VP Inflation Protection                    (3,625)         3,819
American Funds Global Growth Class 2                        32,800         36,662
American Funds Global Small Capitalization Class 2          93,037        139,222
American Funds Growth Class 2                              202,399        266,590
American Funds Growth-Income Class 2                       232,561        327,392
American Funds International Class 2                       164,665        207,477
Baron Capital Asset                                         13,702         20,578
Delaware VIPT Capital Reserves                                  42            701
Delaware VIPT Diversified Income                            15,224         17,005
Delaware VIPT Emerging Markets                             184,008        234,025
Delaware VIPT High Yield                                    26,256         53,736
Delaware VIPT REIT                                         132,012        200,716
Delaware VIPT Small Cap Value                               65,808        183,360
Delaware VIPT Trend                                         32,959         49,907
Delaware VIPT U.S. Growth                                    2,134          1,923
Delaware VIPT Value                                         62,861         74,151
DWS VIP Equity 500 Index                                   274,745        329,803
DWS VIP Small Cap Index                                     73,722        113,100
Fidelity VIP Asset Manager                                  11,103         16,501
Fidelity VIP Contrafund Service Class                      (18,048)       133,730
Fidelity VIP Equity-Income                                  14,285        125,270
Fidelity VIP Equity-Income Service Class                     4,578         59,136
Fidelity VIP Growth Service Class                           16,119         26,281
Fidelity VIP Growth Opportunities Service Class              1,908          2,543
Fidelity VIP High Income Service Class                       2,313          8,388
Fidelity VIP Investment Grade Bond                           1,078         12,165
Fidelity VIP Mid Cap Service Class                           4,137          5,578
Fidelity VIP Overseas Service Class                         22,088         28,177
FTVIPT Franklin Income Securities                              513            518
FTVIPT Franklin Small-Mid Cap Growth Securities             23,447         24,871
FTVIPT Mutual Shares Securities                                873            867
FTVIPT Templeton Foreign Securities                         35,384         59,890
FTVIPT Templeton Foreign Securities Class 2                 11,990         21,972
FTVIPT Templeton Global Asset Allocation                     1,520          7,955
FTVIPT Templeton Global Income Securities                   10,979         14,169
FTVIPT Templeton Growth Securities                          32,359         56,264
FTVIPT Templeton Growth Securities Class 2                   6,201          9,155
Janus Aspen Series Balanced                                 15,812         27,173
Janus Aspen Series Balanced Service Shares                  18,463         24,449
Janus Aspen Series Global Technology Service Shares          1,657          2,077
Janus Aspen Series Mid Cap Growth Service Shares             9,768         13,378
Janus Aspen Series Worldwide Growth                         52,048         58,401
Janus Aspen Series Worldwide Growth Service Shares           5,959         11,497
Lincoln VIPT Aggressive Growth                                 807            878
Lincoln VIPT Aggressive Profile                             12,033         12,854
Lincoln VIPT Bond                                            5,532         70,953
Lincoln VIPT Capital Appreciation                            1,833          3,324
Lincoln VIPT Conservative Profile                            1,161          2,430

See accompanying notes.

                                              DIVIDENDS
                                                FROM          MORTALITY             NET
                                             INVESTMENT      AND EXPENSE        INVESTMENT
SUBACCOUNT                                     INCOME     GUARANTEE CHARGES   INCOME (LOSS)
-------------------------------------------------------------------------------------------
Lincoln VIPT Core                             $      8        $     (4)          $      4
Lincoln VIPT Equity-Income                       1,046            (510)               536
Lincoln VIPT Global Asset Allocation             1,374            (668)               706
Lincoln VIPT Growth and Income                      69              (4)                65
Lincoln VIPT Growth Opportunities                   --             (14)               (14)
Lincoln VIPT International                       8,775          (1,917)             6,858
Lincoln VIPT Moderate Profile                    1,815            (709)             1,106
Lincoln VIPT Moderately Aggressive Profile       2,425            (945)             1,480
Lincoln VIPT Money Market                      186,309         (31,417)           154,892
Lincoln VIPT Social Awareness                      588            (495)                93
M Fund Brandes International Equity                 12              (4)                 8
MFS VIT Capital Opportunities                       83            (149)               (66)
MFS VIT Emerging Growth                             --          (4,459)            (4,459)
MFS VIT Total Return                            26,104          (8,524)            17,580
MFS VIT Utilities                               15,497          (6,125)             9,372
NB AMT Mid-Cap Growth                               --          (8,014)            (8,014)
NB AMT Partners                                  1,122          (1,096)                26
NB AMT Regency                                   1,099          (1,657)              (558)
PIMCO VIT OPCAP Global Equity                    1,077          (1,062)                15
PIMCO VIT OPCAP Managed                            993            (476)              (517)
Putnam VT Growth & Income Class IB                 536            (290)               246
Putnam VT Health Sciences Class IB                 177            (477)              (300)

See accompanying notes.

                                                                DIVIDENDS                       NET CHANGE       NET INCREASE
                                                  NET             FROM            TOTAL        IN UNREALIZED      (DECREASE)
                                                REALIZED      NET REALIZED    NET REALIZED     APPRECIATION      IN NET ASSETS
                                               GAIN (LOSS)       GAIN ON       GAIN (LOSS)    OR DEPRECIATION      RESULTING
SUBACCOUNT                                   ON INVESTMENTS    INVESTMENTS   ON INVESTMENTS    ON INVESTMENTS   FROM OPERATIONS
-------------------------------------------------------------------------------------------------------------------------------
Lincoln VIPT Core                                $     4         $    --         $     4         $     88           $     96
Lincoln VIPT Equity-Income                           299           5,119           5,418            1,095              7,049
Lincoln VIPT Global Asset Allocation                 429           4,678           5,107            6,558             12,371
Lincoln VIPT Growth and Income                         1              --               1               92                158
Lincoln VIPT Growth Opportunities                     26              --              26              214                226
Lincoln VIPT International                         8,896              --           8,896           56,346             72,100
Lincoln VIPT Moderate Profile                        214               3             217           17,463             18,786
Lincoln VIPT Moderately Aggressive Profile         4,198               5           4,203           25,802             31,485
Lincoln VIPT Money Market                             --              --              --               --            154,892
Lincoln VIPT Social Awareness                      6,409              --           6,409            1,434              7,936
M Fund Brandes International Equity                    8              72              80               87                175
MFS VIT Capital Opportunities                        164              --             164            2,501              2,599
MFS VIT Emerging Growth                            3,841              --           3,841           42,029             41,411
MFS VIT Total Return                               8,493          34,985          43,478           62,376            123,434
MFS VIT Utilities                                 30,808          29,430          60,238          144,905            214,515
NB AMT Mid-Cap Growth                              9,917              --           9,917          133,313            135,216
NB AMT Partners                                    1,724          17,289          19,013           (2,402)            16,637
NB AMT Regency                                     2,477          15,238          17,715           10,241             27,398
PIMCO VIT OPCAP Global Equity                      2,226          12,591          14,817            9,878             24,710
PIMCO VIT OPCAP Managed                              104           6,137           6,241           (1,594)             5,164
Putnam VT Growth & Income Class IB                   446             836           1,282            3,499              5,027
Putnam VT Health Sciences Class IB                 1,972              --           1,972             (415)             1,257

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2005 AND 2006

                                                               AIM V.I.                    AIM V.I.       AIM V.I.
                                                               CAPITAL       AIM V.I.    DIVERSIFIED   INTERNATIONAL
                                                            APPRECIATION   CORE EQUITY     INCOME         GROWTH
                                                             SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                            --------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $  347,727    $       --      $243,212       $ 83,618
Changes From Operations:
   - Net investment income (loss)                                (2,416)           --        15,216            924
   - Net realized gain (loss) on investments                     (4,165)           --        (1,002)         9,082
   - Net change in unrealized appreciation or
     depreciation on investments                                 30,551            --        (9,405)        20,652
                                                             ----------    ----------      --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                               23,970            --         4,809         30,658
Change From Unit Transactions:
   - Contract purchases                                          29,519            --        61,181         12,028
   - Contract withdrawals                                       (68,971)           --       (34,080)       (45,413)
   - Contract transfers                                            (215)           --         3,912        267,889
                                                             ----------    ----------      --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 (39,667)           --        31,013        234,504
                                                             ----------    ----------      --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         (15,697)           --        35,822        265,162
                                                             ----------    ----------      --------       --------
NET ASSETS AT DECEMBER 31, 2005                                 332,030            --       279,034        348,780
Changes From Operations:
   - Net investment income (loss)                                (7,635)          502        14,249          1,195
   - Net realized gain (loss) on investments                        427         5,126        (1,639)         7,902
   - Net change in unrealized appreciation or
     depreciation on investments                                  9,658       148,734        (3,013)        87,524
                                                             ----------    ----------      --------       --------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                                      2,450       154,362         9,597         96,621
Change From Unit Transactions:
   - Contract purchases                                         157,691       184,461         6,200         13,341
   - Contract withdrawals                                      (244,526)     (161,545)      (20,832)       (17,683)
   - Contract transfers                                       1,120,440     1,729,410        (3,521)        15,393
                                                             ----------    ----------      --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               1,033,605     1,752,326       (18,153)        11,051
                                                             ----------    ----------      --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       1,036,055     1,906,688        (8,556)       107,672
                                                             ----------    ----------      --------       --------
NET ASSETS AT DECEMBER 31, 2006                              $1,368,085    $1,906,688      $270,478       $456,452
                                                             ==========    ==========      ========       ========

See accompanying notes.

                                                              ABVPSF       ABVPSF        ABVPSF         ABVPSF        ABVPSF
                                                              GLOBAL     GROWTH AND   INTERNATIONAL    LARGE CAP   SMALL/MID CAP
                                                            TECHNOLOGY     INCOME         VALUE         GROWTH         VALUE
                                                             CLASS A       CLASS A       CLASS B        CLASS A       CLASS A
                                                            SUBACCOUNT   SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                            --------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                $ 43,950     $325,791       $    --       $ 72,352       $160,638
Changes From Operations:
   - Net investment income (loss)                                (317)       2,467            --           (662)           (55)
   - Net realized gain (loss) on investments                      331        4,210            --          1,356         18,080
   - Net change in unrealized appreciation or
     depreciation on investments                                  316        7,933            --         12,342         (6,994)
                                                             --------     --------       -------       --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                330       14,610            --         13,036         11,031
Change From Unit Transactions:
   - Contract purchases                                         6,360       60,604            --         13,364         29,432
   - Contract withdrawals                                      (2,575)     (27,190)           --         (7,661)       (47,061)
   - Contract transfers                                       (15,874)      (3,900)           --         13,822         50,461
                                                             --------     --------       -------       --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               (12,089)      29,514            --         19,525         32,832
                                                             --------     --------       -------       --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       (11,759)      44,124            --         32,561         43,863
                                                             --------     --------       -------       --------       --------
NET ASSETS AT DECEMBER 31, 2005                                32,191      369,915            --        104,913        204,501
Changes From Operations:
   - Net investment income (loss)                                (347)       2,480           (36)          (787)          (902)
   - Net realized gain (loss) on investments                      633       25,875            15          1,824         19,991
   - Net change in unrealized appreciation or
     depreciation on investments                                6,135       38,375         2,019         (2,565)        15,989
                                                             --------     --------       -------       --------       --------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                                    6,421       66,730         1,998         (1,528)        35,078
Change From Unit Transactions:
   - Contract purchases                                        18,067       83,296         8,777         14,630         96,285
   - Contract withdrawals                                      (4,250)     (30,209)       (1,021)       (10,918)       (20,670)
   - Contract transfers                                        16,755       22,112        55,944          1,720         26,808
                                                             --------     --------       -------       --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                30,572       75,199        63,700          5,432        102,423
                                                             --------     --------       -------       --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        36,993      141,929        65,698          3,904        137,501
                                                             --------     --------       -------       --------       --------
NET ASSETS AT DECEMBER 31, 2006                              $ 69,184     $511,844       $65,698       $108,817       $342,002
                                                             ========     ========       =======       ========       ========

                                                                                              AMERICAN
                                                              AMERICAN       AMERICAN          FUNDS          AMERICAN
                                                               CENTURY         FUNDS       GLOBAL SMALL        FUNDS
                                                            VP INFLATION   GLOBAL GROWTH   CAPITALIZATION     GROWTH
                                                             PROTECTION       CLASS 2          CLASS 2        CLASS 2
                                                             SUBACCOUNT     SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                                                            -----------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                 $ 86,424        $  9,219        $173,654      $1,623,933
Changes From Operations:
   - Net investment income (loss)                                6,268              46             410            (581)
   - Net realized gain (loss) on investments                        23             346           8,424          35,394
   - Net change in unrealized appreciation or
     depreciation on investments                                (4,405)         13,789          46,887         268,575
                                                              --------        --------        --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                               1,886          14,181          55,721         303,388
Change From Unit Transactions:
   - Contract purchases                                         43,426          26,018          49,476         361,318
   - Contract withdrawals                                      (13,407)         (8,442)        (24,117)       (228,889)
   - Contract transfers                                         95,493         114,050          59,978         266,811
                                                              --------        --------        --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                125,512         131,626          85,337         399,240
                                                              --------        --------        --------      ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        127,398         145,807         141,058         702,628
                                                              --------        --------        --------      ----------
NET ASSETS AT DECEMBER 31, 2005                                213,822         155,026         314,712       2,326,561
Changes From Operations:
   - Net investment income (loss)                                7,744             346          (1,460)          4,109
   - Net realized gain (loss) on investments                      (300)          3,516          47,645          60,082
   - Net change in unrealized appreciation or
     depreciation on investments                                (3,625)         32,800          93,037         202,399
                                                              --------        --------        --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                                     3,819          36,662         139,222         266,590
Change From Unit Transactions:
   - Contract purchases                                         80,074          68,195          81,137         517,503
   - Contract withdrawals                                      (22,688)        (16,673)        (36,726)       (274,816)
   - Contract transfers                                         93,908          10,679         375,151         505,738
                                                              --------        --------        --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                151,294          62,201         419,562         748,425
                                                              --------        --------        --------      ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                        155,113          98,863         558,784       1,015,015
                                                              --------        --------        --------      ----------
NET ASSETS AT DECEMBER 31, 2006                               $368,935        $253,889        $873,496      $3,341,576
                                                              ========        ========        ========      ==========

                                                     AMERICAN        AMERICAN                   DELAWARE
                                                       FUNDS           FUNDS         BARON        VIPT
                                                  GROWTH-INCOME   INTERNATIONAL     CAPITAL      CAPITAL
                                                     CLASS 2          CLASS 2        ASSET      RESERVES
                                                    SUBACCOUNT      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                                  -------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $1,139,772      $  346,813      $117,839     $    --
Changes From Operations:
   - Net investment income (loss)                      10,558           7,957          (942)         --
   - Net realized gain (loss) on investments           18,389           7,904         3,275          --
   - Net change in unrealized appreciation or
     depreciation on investments                       55,020         121,638         1,053          --
                                                   ----------      ----------      --------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     83,967         137,499         3,386          --
Change From Unit Transactions:
   - Contract purchases                               292,713         139,925        23,890          --
   - Contract withdrawals                            (132,297)        (53,600)      (11,645)         --
   - Contract transfers                               331,479         428,977         2,359          --
                                                   ----------      ----------      --------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             491,895         515,302        14,604          --
                                                   ----------      ----------      --------     -------
TOTAL INCREASE (DECREASE) IN NET ASSETS               575,862         652,801        17,990          --
                                                   ----------      ----------      --------     -------
NET ASSETS AT DECEMBER 31, 2005                     1,715,634         999,614       135,829          --
Changes From Operations:
   - Net investment income (loss)                      23,822          13,006        (1,066)        659
   - Net realized gain (loss) on investments           71,009          29,806         7,942          --
   - Net change in unrealized appreciation or
     depreciation on investments                      232,561         164,665        13,702          42
                                                   ----------      ----------      --------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    327,392         207,477        20,578         701
Change From Unit Transactions:
   - Contract purchases                               467,741         198,323        24,871       2,970
   - Contract withdrawals                            (182,848)        (83,686)      (21,285)       (778)
   - Contract transfers                               480,982         134,965           546      18,134
                                                   ----------      ----------      --------     -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             765,875         249,602         4,132      20,326
                                                   ----------      ----------      --------     -------
TOTAL INCREASE (DECREASE) IN NET ASSETS             1,093,267         457,079        24,710      21,027
                                                   ----------      ----------      --------     -------
NET ASSETS AT DECEMBER 31, 2006                    $2,808,901      $1,456,693      $160,539     $21,027
                                                   ==========      ==========      ========     =======

See accompanying notes.

                                                   DELAWARE      DELAWARE     DELAWARE                  DELAWARE
                                                     VIPT          VIPT         VIPT       DELAWARE       VIPT
                                                  DIVERSIFIED    EMERGING       HIGH         VIPT       SMALL CAP
                                                    INCOME        MARKETS       YIELD        REIT         VALUE
                                                   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                  ---------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $  5,235     $   77,940    $311,565     $462,457    $  910,263
Changes From Operations:
   - Net investment income (loss)                       211         (2,385)     21,591        5,637        (4,321)
   - Net realized gain (loss) on investments            296         17,953       2,641       56,552        85,988
   - Net change in unrealized appreciation or
     depreciation on investments                     (1,075)       111,368     (15,459)     (27,452)        7,796
                                                   --------     ----------    --------     --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     (568)       126,936       8,773       34,737        89,463
Change From Unit Transactions:
   - Contract purchases                              38,335        239,763      64,909       83,437       157,174
   - Contract withdrawals                           (11,418)       (42,808)    (46,219)     (61,231)      (84,069)
   - Contract transfers                             113,831        315,557      42,227       44,077        84,392
                                                   --------     ----------    --------     --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           140,748        512,512      60,917       66,283       157,497
                                                   --------     ----------    --------     --------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             140,180        639,448      69,690      101,020       246,960
                                                   --------     ----------    --------     --------    ----------
NET ASSETS AT DECEMBER 31, 2005                     145,415        717,388     381,255      563,477     1,157,223
Changes From Operations:
   - Net investment income (loss)                     1,719          3,035      24,010        7,306        (6,672)
   - Net realized gain (loss) on investments             62         46,982       3,470       61,398       124,224
   - Net change in unrealized appreciation or
     depreciation on investments                     15,224        184,008      26,256      132,012        65,808
                                                   --------     ----------    --------     --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   17,005        234,025      53,736      200,716       183,360
Change From Unit Transactions:
   - Contract purchases                              71,465        260,574     125,215      126,617       177,307
   - Contract withdrawals                           (22,336)       (41,522)    (50,353)     (73,077)     (129,190)
   - Contract transfers                             128,475         29,864      71,326       56,888        39,474
                                                   --------     ----------    --------     --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           177,604        248,916     146,188      110,428        87,591
                                                   --------     ----------    --------     --------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             194,609        482,941     199,924      311,144       270,951
                                                   --------     ----------    --------     --------    ----------
NET ASSETS AT DECEMBER 31, 2006                    $340,024     $1,200,329    $581,179     $874,621    $1,428,174
                                                   ========     ==========    ========     ========    ==========


                                                   DELAWARE      DELAWARE     DELAWARE       DWS VIP
                                                     VIPT          VIPT         VIPT          EAFE
                                                     TREND     U.S. GROWTH     VALUE      EQUITY INDEX
                                                  SUBACCOUNT    SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                                  ----------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $549,774     $ 27,867      $143,083     $ 143,325
Changes From Operations:
   - Net investment income (loss)                    (4,509)        (116)        1,189         3,810
   - Net realized gain (loss) on investments         10,043          427         1,647        26,165
   - Net change in unrealized appreciation or
     depreciation on investments                     31,814       11,768         7,945       (29,660)
                                                   --------     --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   37,348       12,079        10,781           315
Change From Unit Transactions:
   - Contract purchases                             117,580       35,402        60,123        30,835
   - Contract withdrawals                           (69,639)      (6,794)      (14,837)       (9,153)
   - Contract transfers                              40,061       26,152        39,372      (165,322)
                                                   --------     --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            88,002       54,760        84,658      (143,640)
                                                   --------     --------      --------     ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS             125,350       66,839        95,439      (143,325)
                                                   --------     --------      --------     ---------
NET ASSETS AT DECEMBER 31, 2005                     675,124       94,706       238,522            --
Changes From Operations:
   - Net investment income (loss)                    (5,190)        (590)        1,666            --
   - Net realized gain (loss) on investments         22,138          379         9,624            --
   - Net change in unrealized appreciation or
     depreciation on investments                     32,959        2,134        62,861            --
                                                   --------     --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   49,907        1,923        74,151            --
Change From Unit Transactions:
   - Contract purchases                              90,778        5,339        87,066            --
   - Contract withdrawals                           (74,910)      (3,852)      (23,841)           --
   - Contract transfers                              (7,471)       8,870       138,072            --
                                                   --------     --------      --------     ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             8,397       10,357       201,297            --
                                                   --------     --------      --------     ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS              58,304       12,280       275,448            --
                                                   --------     --------      --------     ---------
NET ASSETS AT DECEMBER 31, 2006                    $733,428     $106,986      $513,970     $      --
                                                   ========     ========      ========     =========

                                                   DWS VIP     DWS VIP   FIDELITY VIP   FIDELITY VIP
                                                 EQUITY 500   SMALL CAP      ASSET       CONTRAFUND
                                                    INDEX       INDEX       MANAGER    SERVICE CLASS
                                                 SUBACCOUNT  SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
                                                 ---------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                    $1,582,453   $364,137     $223,094      $  803,295
Changes From Operations:
   - Net investment income (loss)                    13,474       (885)       3,896          (5,247)
   - Net realized gain (loss) on investments         26,463     23,305          (61)         31,177
   - Net change in unrealized appreciation or
     depreciation on investments                     44,137      2,425        4,584         113,634
                                                 ----------   --------     --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   84,074     24,845        8,419         139,564
Change From Unit Transactions:
   - Contract purchases                             388,781     48,559       54,992         106,258
   - Contract withdrawals                          (245,044)   (42,283)     (26,287)       (154,057)
   - Contract transfers                             360,268    259,691           42         178,697
                                                 ----------   --------     --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           504,005    265,967       28,747         130,898
                                                 ----------   --------     --------      ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             588,079    290,812       37,166         270,462
                                                 ----------   --------     --------      ----------
NET ASSETS AT DECEMBER 31, 2005                   2,170,532    654,949      260,260       1,073,757
Changes From Operations:
   - Net investment income (loss)                     8,626       (862)       4,856           5,510
   - Net realized gain (loss) on investments         46,432     40,240          542         146,268
   - Net change in unrealized appreciation or
     depreciation on investments                    274,745     73,722       11,103         (18,048)
                                                 ----------   --------     --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  329,803    113,100       16,501         133,730
Change From Unit Transactions:
   - Contract purchases                             345,651     88,715        2,974         268,687
   - Contract withdrawals                          (296,601)   (45,575)     (14,933)       (112,794)
   - Contract transfers                              19,410     63,721        2,626         158,092
                                                 ----------   --------     --------      ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            68,460    106,861       (9,333)        313,985
                                                 ----------   --------     --------      ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             398,263    219,961        7,168         447,715
                                                 ----------   --------     --------      ----------
NET ASSETS AT DECEMBER 31, 2006                  $2,568,795   $874,910     $267,428      $1,521,472
                                                 ==========   ========     ========      ==========

See accompanying notes.

                                                                                                FIDELITY VIP
                                                                 FIDELITY VIP    FIDELITY VIP     GROWTH       FIDELITY VIP
                                                  FIDELITY VIP  EQUITY-INCOME      GROWTH      OPPORTUNITIES    HIGH INCOME
                                                 EQUITY-INCOME  SERVICE CLASS   SERVICE CLASS  SERVICE CLASS  SERVICE CLASS
                                                   SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 --------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                       $515,542       $289,864        $356,614       $43,187        $ 69,303
Changes From Operations:
   - Net investment income (loss)                      3,821          2,118          (1,632)           23          10,533
   - Net realized gain (loss) on investments          21,530         17,098           1,432           490             481
   - Net change in unrealized appreciation or
     depreciation on investments                       4,415         (4,561)         21,401         2,668          (9,335)
                                                    --------       --------        --------       -------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    29,766         14,655          21,201         3,181           1,679
Change From Unit Transactions:
   - Contract purchases                              118,686         29,962          57,599         7,888          11,645
   - Contract withdrawals                            (61,441)       (16,318)        (28,630)       (5,120)        (57,945)
   - Contract transfers                               30,767        (21,363)         23,163           107          11,104
                                                    --------       --------        --------       -------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             88,012         (7,719)         52,132         2,875          11,173
                                                    --------       --------        --------       -------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              117,778          6,936          73,333         6,056          12,852
                                                    --------       --------        --------       -------        --------
NET ASSETS AT DECEMBER 31, 2005                      633,320        296,800         429,947        49,243          82,155
Changes From Operations:
   - Net investment income (loss)                     17,707          7,926          (2,044)          (88)          5,516
   - Net realized gain (loss) on investments          93,278         46,632          12,206           723             559
   - Net change in unrealized appreciation or
     depreciation on investments                      14,285          4,578          16,119         1,908           2,313
                                                    --------       --------        --------       -------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   125,270         59,136          26,281         2,543           8,388
Change From Unit Transactions:
   - Contract purchases                               96,029         38,368          62,319         8,459          11,103
   - Contract withdrawals                            (77,945)       (20,334)        (44,009)       (5,133)        (24,880)
   - Contract transfers                                5,080          3,958         (30,234)        2,588          (2,564)
                                                    --------       --------        --------       -------        --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             23,164         21,992         (11,924)        5,914          (7,401)
                                                    --------       --------        --------       -------        --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              148,434         81,128          14,357         8,457             987
                                                    --------       --------        --------       -------        --------
NET ASSETS AT DECEMBER 31, 2006                     $781,754       $377,928        $444,304       $57,700        $ 83,142
                                                    ========       ========        ========       =======        ========

                                                                                               FTVIPT
                                                 FIDELITY VIP   FIDELITY VIP   FIDELITY VIP   FRANKLIN
                                                  INVESTMENT      MID CAP       OVERSEAS       INCOME
                                                  GRADE BOND   SERVICE CLASS  SERVICE CLASS  SECURITIES
                                                  SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                 ------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $353,946      $     --        $109,105      $    --
Changes From Operations:
   - Net investment income (loss)                    10,025           (17)           (190)          --
   - Net realized gain (loss) on investments          6,922            44           5,039           --
   - Net change in unrealized appreciation or
     depreciation on investments                    (12,559)          546          17,074           --
                                                   --------      --------        --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    4,388           573          21,923           --
Change From Unit Transactions:
   - Contract purchases                              62,774         3,058          14,733           --
   - Contract withdrawals                           (57,945)         (914)        (14,827)          --
   - Contract transfers                              (5,259)        9,612           9,807           --
                                                   --------      --------        --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              (430)       11,756           9,713           --
                                                   --------      --------        --------      -------
TOTAL INCREASE (DECREASE) IN NET ASSETS               3,958        12,329          31,636           --
                                                   --------      --------        --------      -------
NET ASSETS AT DECEMBER 31, 2005                     357,904        12,329         140,741           --
Changes From Operations:
   - Net investment income (loss)                    11,118          (334)             53          (26)
   - Net realized gain (loss) on investments            (31)        1,775           6,036           31
   - Net change in unrealized appreciation or
     depreciation on investments                      1,078         4,137          22,088          513
                                                   --------      --------        --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   12,165         5,578          28,177          518
Change From Unit Transactions:
   - Contract purchases                              16,563        88,553          39,647        1,916
   - Contract withdrawals                           (24,880)      (12,013)        (13,594)        (885)
   - Contract transfers                              (2,527)       31,576           2,692       40,669
                                                   --------      --------        --------      -------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (10,844)      108,116          28,745       41,700
                                                   --------      --------        --------      -------
TOTAL INCREASE (DECREASE) IN NET ASSETS               1,321       113,694          56,922       42,218
                                                   --------      --------        --------      -------
NET ASSETS AT DECEMBER 31, 2006                    $359,225      $126,023        $197,663      $42,218
                                                   ========      ========        ========      =======

                                                     FTVIPT                               FTVIPT
                                                   FRANKLIN       FTVIPT      FTVIPT     TEMPLETON
                                                 SMALL-MID CAP    MUTUAL     TEMPLETON    FOREIGN
                                                    GROWTH        SHARES      FOREIGN   SECURITIES
                                                  SECURITIES    SECURITIES  SECURITIES    CLASS 2
                                                  SUBACCOUNT    SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                 -------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $147,062       $    --    $272,613    $ 91,519
Changes From Operations:
   - Net investment income (loss)                    (1,318)           --       1,508         543
   - Net realized gain (loss) on investments          2,657            --       5,729       3,764
   - Net change in unrealized appreciation or
     depreciation on investments                      7,251            --      18,053       6,463
                                                   --------       -------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    8,590            --      25,290      10,770
Change From Unit Transactions:
   - Contract purchases                              33,699            --      44,220      16,492
   - Contract withdrawals                           (12,595)           --     (76,603)    (15,142)
   - Contract transfers                              23,250            --      29,647      11,313
                                                   --------       -------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            44,354            --      (2,736)     12,663
                                                   --------       -------    --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              52,944            --      22,554      23,433
                                                   --------       -------    --------    --------
NET ASSETS AT DECEMBER 31, 2005                     200,006            --     295,167     114,952
Changes From Operations:
   - Net investment income (loss)                    (1,904)          (35)      1,751         596
   - Net realized gain (loss) on investments          3,328            29      22,755       9,386
   - Net change in unrealized appreciation or
     depreciation on investments                     23,447           873      35,384      11,990
                                                   --------       -------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   24,871           867      59,890      21,972
Change From Unit Transactions:
   - Contract purchases                              59,872         6,257      28,110      14,379
   - Contract withdrawals                           (19,320)       (1,205)    (94,355)    (28,363)
   - Contract transfers                              61,807        40,832      11,376      (1,570)
                                                   --------       -------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           102,359        45,884     (54,869)    (15,554)
                                                   --------       -------    --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS             127,230        46,751       5,021       6,418
                                                   --------       -------    --------    --------
NET ASSETS AT DECEMBER 31, 2006                    $327,236       $46,751    $300,188    $121,370
                                                   ========       =======    ========    ========

See accompanying notes.

                                                   FTVIPT      FTVIPT                  FTVIPT
                                                  TEMPLETON   TEMPLETON    FTVIPT     TEMPLETON     JANUS
                                                   GLOBAL      GLOBAL     TEMPLETON    GROWTH       ASPEN
                                                    ASSET      INCOME      GROWTH    SECURITIES    SERIES
                                                 ALLOCATION  SECURITIES  SECURITIES    CLASS 2    BALANCED
                                                 SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                 ------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $34,826    $     --    $185,928    $39,823     $303,465
Changes From Operations:
   - Net investment income (loss)                    1,051          (9)        972        152        3,812
   - Net realized gain (loss) on investments           615          --       4,526      1,333        8,273
   - Net change in unrealized appreciation or
     depreciation on investments                      (481)         55      13,734      1,826        5,933
                                                   -------    --------    --------    -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   1,185          46      19,232      3,311       18,018
Change From Unit Transactions:
   - Contract purchases                              4,788         811      56,955      5,322       46,420
   - Contract withdrawals                           (4,343)       (111)    (23,359)    (7,240)     (47,288)
   - Contract transfers                              3,043       8,342      34,615       (446)     (60,430)
                                                   -------    --------    --------    -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            3,488       9,042      68,211     (2,364)     (61,298)
                                                   -------    --------    --------    -------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              4,673       9,088      87,443        947      (43,280)
                                                   -------    --------    --------    -------     --------
NET ASSETS AT DECEMBER 31, 2005                     39,499       9,088     273,371     40,770      260,185
Changes From Operations:
   - Net investment income (loss)                    2,793       3,032       2,336        250        3,887
   - Net realized gain (loss) on investments         3,642         158      21,569      2,704        7,474
   - Net change in unrealized appreciation or
     depreciation on investments                     1,520      10,979      32,359      6,201       15,812
                                                   -------    --------    --------    -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   7,955      14,169      56,264      9,155       27,173
Change From Unit Transactions:
   - Contract purchases                              6,372     160,490      48,994      5,195       32,490
   - Contract withdrawals                           (4,877)    (13,688)    (49,662)    (3,958)     (34,944)
   - Contract transfers                             (3,133)     59,041      22,942     10,380       16,946
                                                   -------    --------    --------    -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (1,638)    205,843      22,274     11,617       14,492
                                                   -------    --------    --------    -------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              6,317     220,012      78,538     20,772       41,665
                                                   -------    --------    --------    -------     --------
NET ASSETS AT DECEMBER 31, 2006                    $45,816    $229,100    $351,909    $61,542     $301,850
                                                   =======    ========    ========    =======     ========

                                                                JANUS       JANUS
                                                    JANUS       ASPEN       ASPEN
                                                    ASPEN      SERIES      SERIES       JANUS
                                                   SERIES      GLOBAL      MID CAP      ASPEN
                                                  BALANCED   TECHNOLOGY    GROWTH      SERIES
                                                   SERVICE     SERVICE     SERVICE    WORLDWIDE
                                                   SHARES      SHARES      SHARES      GROWTH
                                                 SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                 ----------------------------------------------
NET ASSETS AT JANUARY 1, 2005                     $200,788    $ 37,337    $ 60,469    $313,523
Changes From Operations:
   - Net investment income (loss)                    2,948        (249)       (683)      1,948
   - Net realized gain (loss) on investments         2,109        (764)      4,610         124
   - Net change in unrealized appreciation or
     depreciation on investments                    10,505       3,981       5,900      13,427
                                                  --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  15,562       2,968       9,827      15,499
Change From Unit Transactions:
   - Contract purchases                             24,441       4,408      12,403      46,378
   - Contract withdrawals                          (19,908)    (11,774)     (5,865)    (40,242)
   - Contract transfers                             27,842      (1,161)     28,339      (3,616)
                                                  --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           32,375      (8,527)     34,877       2,520
                                                  --------    --------    --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS             47,937      (5,559)     44,704      18,019
                                                  --------    --------    --------    --------
NET ASSETS AT DECEMBER 31, 2005                    248,725      31,778     105,173     331,542
Changes From Operations:
   - Net investment income (loss)                    3,120        (228)       (880)      3,601
   - Net realized gain (loss) on investments         2,866         648       4,490       2,752
   - Net change in unrealized appreciation or
     depreciation on investments                    18,463       1,657       9,768      52,048
                                                  --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                  24,449       2,077      13,378      58,401
Change From Unit Transactions:
   - Contract purchases                             31,955       3,204      19,495      42,986
   - Contract withdrawals                          (23,217)     (3,201)     (7,831)    (35,707)
   - Contract transfers                                316      (4,403)    (10,888)     (3,275)
                                                  --------    --------    --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            9,054      (4,400)        776       4,004
                                                  --------    --------    --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS             33,503      (2,323)     14,154      62,405
                                                  --------    --------    --------    --------
NET ASSETS AT DECEMBER 31, 2006                   $282,228    $ 29,455    $119,327    $393,947
                                                  ========    ========    ========    ========

                                                     JANUS
                                                     ASPEN
                                                    SERIES
                                                   WORLDWIDE     LINCOLN     LINCOLN
                                                    GROWTH        VIPT         VIPT        LINCOLN
                                                    SERVICE    AGGRESSIVE   AGGRESSIVE      VIPT
                                                    SHARES       GROWTH       PROFILE       BOND
                                                  SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                 --------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $ 71,658     $   125      $     --    $1,465,626
Changes From Operations:
   - Net investment income (loss)                       303         (14)           (2)       54,685
   - Net realized gain (loss) on investments            415          28             2        16,259
   - Net change in unrealized appreciation or
        depreciation on investments                   2,913         299            40       (42,299)
                                                   --------     -------      --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    3,631         313            40        28,645
Change From Unit Transactions:
   - Contract purchases                               8,764       1,182           676       217,218
   - Contract withdrawals                            (5,864)       (964)         (238)     (171,476)
   - Contract transfers                               1,738       2,941         4,645        85,337
                                                   --------     -------      --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             4,638       3,159         5,083       131,079
                                                   --------     -------      --------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               8,269       3,472         5,123       159,724
                                                   --------     -------      --------    ----------
NET ASSETS AT DECEMBER 31, 2005                      79,927       3,597         5,123     1,625,350
Changes From Operations:
   - Net investment income (loss)                       581         (43)          251        66,446
   - Net realized gain (loss) on investments          4,957         114           570        (1,025)
   - Net change in unrealized appreciation or
        depreciation on investments                   5,959         807        12,033         5,532
                                                   --------     -------      --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   11,497         878        12,854        70,953
Change From Unit Transactions:
   - Contract purchases                              11,590       4,740         9,175       198,136
   - Contract withdrawals                           (25,481)     (2,205)       (9,879)     (195,017)
   - Contract transfers                              (6,808)      5,764        85,913       171,775
                                                   --------     -------      --------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           (20,699)      8,299        85,209       174,894
                                                   --------     -------      --------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (9,202)      9,177        98,063       245,847
                                                   --------     -------      --------    ----------
NET ASSETS AT DECEMBER 31, 2006                    $ 70,725     $12,774      $103,186    $1,871,197
                                                   ========     =======      ========    ==========

See accompanying notes.

                                                                                                             LINCOLN
                                                     LINCOLN        LINCOLN                     LINCOLN       VIPT
                                                      VIPT           VIPT          LINCOLN       VIPT        GLOBAL
                                                     CAPITAL     CONSERVATIVE       VIPT        EQUITY-       ASSET
                                                  APPRECIATION      PROFILE         CORE        INCOME     ALLOCATION
                                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                  -------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                       $38,609        $     --       $   --       $ 73,781     $ 48,830
Changes From Operations:
   - Net investment income (loss)                      (215)             --            1            198          235
   - Net realized gain (loss) on investments            197              --            1          3,846        3,292
   - Net change in unrealized appreciation or
        depreciation on investments                   1,312              --            9         (1,762)         (36)
                                                    -------        --------       ------       --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    1,294              --           11          2,282        3,491
Change From Unit Transactions:
   - Contract purchases                               1,741              --           --          3,694        7,613
   - Contract withdrawals                            (3,021)             --          (19)       (18,914)      (3,018)
   - Contract transfers                                 986              --          363          1,734       10,921
                                                    -------        --------       ------       --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                              (294)             --          344        (13,486)      15,516
                                                    -------        --------       ------       --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               1,000              --          355        (11,204)      19,007
                                                    -------        --------       ------       --------     --------
NET ASSETS AT DECEMBER 31, 2005                      39,609              --          355         62,577       67,837
Changes From Operations:
   - Net investment income (loss)                      (237)          1,262            4            536          706
   - Net realized gain (loss) on investments          1,728               7            4          5,418        5,107
   - Net change in unrealized appreciation or
        depreciation on investments                   1,833           1,161           88          1,095        6,558
                                                    -------        --------       ------       --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    3,324           2,430           96          7,049       12,371
Change From Unit Transactions:
   - Contract purchases                               2,270              --          800         10,793       14,404
   - Contract withdrawals                            (3,072)           (279)        (166)        (4,203)      (4,623)
   - Contract transfers                              (5,660)        110,906            8         16,414       28,709
                                                    -------        --------       ------       --------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            (6,462)        110,627          642         23,004       38,490
                                                    -------        --------       ------       --------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (3,138)        113,057          738         30,053       50,861
                                                    -------        --------       ------       --------     --------
NET ASSETS AT DECEMBER 31, 2006                     $36,471        $113,057       $1,093       $ 92,630     $118,698
                                                    =======        ========       ======       ========     ========

                                                    LINCOLN
                                                     VIPT         LINCOLN                       LINCOLN
                                                    GROWTH         VIPT           LINCOLN         VIPT
                                                      AND         GROWTH           VIPT         MODERATE
                                                    INCOME     OPPORTUNITIES   INTERNATIONAL    PROFILE
                                                  SUBACCOUNT    SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
                                                  -------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                       $   --        $    --         $ 94,056      $     --
Changes From Operations:
   - Net investment income (loss)                       --             --            2,932            (1)
   - Net realized gain (loss) on investments            --             --           10,248             1
   - Net change in unrealized appreciation or
        depreciation on investments                     --             (8)          11,723            16
                                                    ------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                      --             (8)          24,903            16
Change From Unit Transactions:
   - Contract purchases                                 --             --           40,925         1,690
   - Contract withdrawals                               --             --          (21,344)         (241)
   - Contract transfers                                 --          1,135           78,836            --
                                                    ------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               --          1,135           98,417         1,449
                                                    ------        -------         --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 --          1,127          123,320         1,465
                                                    ------        -------         --------      --------
NET ASSETS AT DECEMBER 31, 2005                         --          1,127          217,376         1,465
Changes From Operations:
   - Net investment income (loss)                       65            (14)           6,858         1,106
   - Net realized gain (loss) on investments             1             26            8,896           217
   - Net change in unrealized appreciation or
        depreciation on investments                     92            214           56,346        17,463
                                                    ------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     158            226           72,100        18,786
Change From Unit Transactions:
   - Contract purchases                                550          3,497           92,038       131,697
   - Contract withdrawals                             (130)          (791)         (23,867)      (19,656)
   - Contract transfers                              5,676          6,066           (2,917)      219,534
                                                    ------        -------         --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            6,096          8,772           65,254       331,575
                                                    ------        -------         --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              6,254          8,998          137,354       350,361
                                                    ------        -------         --------      --------
NET ASSETS AT DECEMBER 31, 2006                     $6,254        $10,125         $354,730      $351,826
                                                    ======        =======         ========      ========

                                                             LINCOLN
                                                              VIPT       LINCOLN      LINCOLN       M FUND
                                                           MODERATELY     VIPT         VIPT        BRANDES
                                                           AGGRESSIVE     MONEY       SOCIAL    INTERNATIONAL
                                                             PROFILE      MARKET     AWARENESS      EQUITY
                                                           SUBACCOUNT   SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                                           --------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                               $     --   $ 5,336,668   $ 56,534       $  35
Changes From Operations:
   - Net investment income (loss)                                (74)       88,461         27           5
   - Net realized gain (loss) on investments                      (4)           --      1,947          24
   - Net change in unrealized appreciation or
     depreciation on investments                               1,005            --      4,687          13
                                                            --------   -----------   --------       -----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                               927        88,461      6,661          42
Change From Unit Transactions:
   - Contract purchases                                        3,647     3,990,550     13,795         576
   - Contract withdrawals                                     (2,164)   (1,027,267)   (17,022)       (162)
   - Contract transfers                                       75,571    (4,068,359)     4,444         (16)
                                                            --------   -----------   --------       -----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               77,054    (1,105,076)     1,217         398
                                                            --------   -----------   --------       -----
TOTAL INCREASE (DECREASE) IN NET ASSETS                       77,981    (1,016,615)     7,878         440
                                                            --------   -----------   --------       -----
NET ASSETS AT DECEMBER 31, 2005                               77,981     4,320,053     64,412         475
Changes From Operations:
   - Net investment income (loss)                              1,480       154,892         93           8
   - Net realized gain (loss) on investments                   4,203            --      6,409          80
   - Net change in unrealized appreciation or
     depreciation on investments                              25,802            --      1,434          87
                                                            --------   -----------   --------       -----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                 31,485       154,892      7,936         175
Change From Unit Transactions:
   - Contract purchases                                      159,233     5,135,700     21,469         576
   - Contract withdrawals                                    (35,499)     (843,069)    (7,325)       (164)
   - Contract transfers                                       96,144    (4,311,893)   (23,488)        (87)
                                                            --------   -----------   --------       -----
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                              219,878       (19,262)    (9,344)        325
                                                            --------   -----------   --------       -----
TOTAL INCREASE (DECREASE) IN NET ASSETS                      251,363       135,630     (1,408)        500
                                                            --------   -----------   --------       -----
NET ASSETS AT DECEMBER 31, 2006                             $329,344   $ 4,455,683   $ 63,004       $ 975
                                                            ========   ===========   ========       =====

See accompanying notes.

                                                              MFS VIT       MFS VIT     MFS VIT
                                                              CAPITAL      EMERGING      TOTAL
                                                           OPPORTUNITIES    GROWTH      RETURN
                                                             SUBACCOUNT   SUBACCOUNT  SUBACCOUNT
                                                           --------------------------------------
NET ASSETS AT JANUARY 1, 2005                                 $13,412      $ 525,303  $  857,852
Changes From Operations:
   - Net investment income (loss)                                  (8)        (4,050)     12,045
   - Net realized gain (loss) on investments                       64         (5,036)     48,239
   - Net change in unrealized appreciation or
     depreciation on investments                                  200         51,218     (38,536)
                                                              -------      ---------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                256         42,132      21,748
Change From Unit Transactions:
   - Contract purchases                                         5,026         85,126     180,061
   - Contract withdrawals                                      (1,083)       (72,351)   (154,103)
   - Contract transfers                                            21        (25,579)    145,855
                                                              -------      ---------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 3,964        (12,804)    171,813
                                                              -------      ---------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         4,220         29,328     193,561
                                                              -------      ---------  ----------
NET ASSETS AT DECEMBER 31, 2005                                17,632        554,631   1,051,413
Changes From Operations:
   - Net investment income (loss)                                 (66)        (4,459)     17,580
   - Net realized gain (loss) on investments                      164          3,841      43,478
   - Net change in unrealized appreciation or
     depreciation on investments                                2,501         42,029      62,376
                                                              -------      ---------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                   2,599         41,411     123,434
Change From Unit Transactions:
   - Contract purchases                                         3,177         87,205     200,273
   - Contract withdrawals                                      (1,046)      (109,238)   (148,451)
   - Contract transfers                                            15         (9,457)     57,524
                                                              -------      ---------  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 2,146        (31,490)    109,346
                                                              -------      ---------  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         4,745          9,921     232,780
                                                              -------      ---------  ----------
NET ASSETS AT DECEMBER 31, 2006                               $22,377      $ 564,552  $1,284,193
                                                              =======      =========  ==========

                                                                         NB AMT
                                                             MFS VIT     MID-CAP     NB AMT
                                                            UTILITIES    GROWTH     PARTNERS
                                                           SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                           ----------------------------------
NET ASSETS AT JANUARY 1, 2005                               $ 575,430  $  486,230   $131,134
Changes From Operations:
   - Net investment income (loss)                              (1,270)     (4,952)       119
   - Net realized gain (loss) on investments                   31,000      13,885     17,433
   - Net change in unrealized appreciation or
     depreciation on investments                               65,012      81,958      6,162
                                                            ---------  ----------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                             94,742      90,891     23,714
Change From Unit Transactions:
   - Contract purchases                                       115,244     115,736     12,506
   - Contract withdrawals                                    (110,790)    (99,823)   (79,799)
   - Contract transfers                                         3,991     317,023     49,026
                                                            ---------  ----------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                 8,445     332,936    (18,267)
                                                            ---------  ----------   --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       103,187     423,827      5,447
                                                            ---------  ----------   --------
NET ASSETS AT DECEMBER 31, 2005                               678,617     910,057    136,581
Changes From Operations:
   - Net investment income (loss)                               9,372      (8,014)        26
   - Net realized gain (loss) on investments                   60,238       9,917     19,013
   - Net change in unrealized appreciation or
     depreciation on investments                              144,905     133,313     (2,402)
                                                            ---------  ----------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM                      135,216     16,637
   OPERATIONS                                                 214,515
Change From Unit Transactions:
   - Contract purchases                                       132,718     211,783     12,297
   - Contract withdrawals                                     (74,469)    (71,527)    (8,614)
   - Contract transfers                                       (12,851)     35,081      7,538
                                                            ---------  ----------   --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                45,398     175,337     11,221
                                                            ---------  ----------   --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       259,913     310,553     27,858
                                                            ---------  ----------   --------
NET ASSETS AT DECEMBER 31, 2006                             $ 938,530  $1,220,610   $164,439
                                                            =========  ==========   ========

                                                                         PIMCO VIT      PIMCO VIT
                                                             NB AMT        OPCAP          OPCAP
                                                             REGENCY   GLOBAL EQUITY     MANAGED
                                                           SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                           --------------------------------------
NET ASSETS AT JANUARY 1, 2005                               $ 89,495      $103,509      $ 55,679
Changes From Operations:
   - Net investment income (loss)                               (944)         (538)          240
   - Net realized gain (loss) on investments                  12,484         1,555         2,775
   - Net change in unrealized appreciation or
     depreciation on investments                               8,557         6,729          (692)
                                                            --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                            20,097         7,746         2,323
Change From Unit Transactions:
   - Contract purchases                                       53,582        26,822         7,617
   - Contract withdrawals                                    (13,830)      (12,012)      (11,809)
   - Contract transfers                                       75,553        (1,395)        4,066
                                                            --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                              115,305        13,415          (126)
                                                            --------      --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                      135,402        21,161         2,197
                                                            --------      --------      --------
NET ASSETS AT DECEMBER 31, 2005                              224,897       124,670        57,876
Changes From Operations:
   - Net investment income (loss)                               (558)           15           517
   - Net realized gain (loss) on investments                  17,715        14,817         6,241
   - Net change in unrealized appreciation or
     depreciation on investments                              10,241         9,878        (1,594)
                                                            --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   OPERATIONS                                                 27,398        24,710         5,164
Change From Unit Transactions:
   - Contract purchases                                       41,305         9,113         5,117
   - Contract withdrawals                                    (15,503)      (12,853)       (4,103)
   - Contract transfers                                       22,458         5,589         5,106
                                                            --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                               48,260         1,849         6,120
                                                            --------      --------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       75,658        26,559        11,284
                                                            --------      --------      --------
NET ASSETS AT DECEMBER 31, 2006                             $300,555      $151,229      $ 69,160
                                                            ========      ========      ========

                                                     PUTNAM       PUTNAM
                                                       VT        VT HEALTH
                                                    GROWTH &     SCIENCES
                                                     INCOME        CLASS
                                                    CLASS IB        IB
                                                   SUBACCOUNT   SUBACCOUNT
                                                   ----------   ----------
NET ASSETS AT JANUARY 1, 2005                        $33,599     $ 53,397
Changes From Operations:
   - Net investment income (loss)                        242         (469)
   - Net realized gain (loss) on investments             335        5,339
   - Net change in unrealized appreciation or
        depreciation on investments                      848        3,031
                                                     -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     1,425        7,901
Change From Unit Transactions:
   - Contract purchases                                  399        7,390
   - Contract withdrawals                             (1,423)     (39,287)
   - Contract transfers                                   23       27,788
                                                     -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             (1,001)      (4,109)
                                                     -------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                  424        3,792
                                                     -------     --------
NET ASSETS AT DECEMBER 31, 2005                       34,023       57,189
Changes From Operations:
   - Net investment income (loss)                        246         (300)
   - Net realized gain (loss) on investments           1,282        1,972
   - Net change in unrealized appreciation or
        depreciation on investments                    3,499         (415)
                                                     -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     5,027        1,257
Change From Unit Transactions:
   - Contract purchases                                  323       10,552
   - Contract withdrawals                             (1,516)      (3,863)
   - Contract transfers                                  336       (7,734)
                                                     -------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                               (857)      (1,045)
                                                     -------     --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                4,170          212
                                                     -------     --------
NET ASSETS AT DECEMBER 31, 2006                      $38,193     $ 57,401
                                                     =======     ========

See accompanying notes.

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

NOTES TO FINANCIAL STATEMENTS

DECEMBER  31, 2006

1.   ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: Lincoln Life & Annuity Flexible Premium Variable Life Account M (the Variable Account) is a segregated investment account of Lincoln Life & Annuity Company of New York (LNY) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on May 18, 1999, are part of the operations of LNY. The Variable Account consists of thirteen products that are listed below:

VUL I
VUL-CV
VUL-CV II
VUL-CV III
VUL-CV IV
VUL-Flex
VUL-DB and VUL-DB Elite
VUL-DB II
VUL-DB IV
VUL(ONE)
Momentum VUL(ONE)
VUL(ONE) 2005
Momentum VUL(ONE) 2005

The assets of the Variable Account are owned by LNY. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of LNY.

On or about April 1, 2007, Lincoln Life & Annuity Company of New York will merge into Jefferson Pilot LifeAmerica Insurance Company. Jefferson Pilot LifeAmerica Insurance Company will be renamed Lincoln Life & Annuity Company of New York. Pursuant to the merger, the segregated investment account, Lincoln Life & Annuity Flexible Premium Variable Life Account M, will be transferred to Jefferson Pilot LifeAmerica Insurance Company. The transfer will not affect the assets and liabilities of the segregated investment account, Lincoln Life & Annuity Flexible Premium Variable Life Account M.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of eighty three mutual funds (the Funds) of sixteen diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (AIM V.I.):
   AIM V.I. Capital Appreciation Fund (Series I)
   AIM V.I. Core Equity Fund (Series I)
   AIM V.I. Diversified Income Fund (Series I)
   AIM V.I. International Growth Fund (Series I)

AllianceBernstein Variable Products Series Fund, Inc. (ABVPSF):
   ABVPSF Global Technology Portfolio (Class A)
   ABVPSF Growth and Income Portfolio (Class A)
   ABVPSF International Value Portfolio (Class B)
   ABVPSF Large Cap Growth Portfolio (Class A)
   ABVPSF Small/Mid Cap Value Portfolio (Class A)

American Century Variable Portfolios, Inc. (American Century VP):
   American Century VP Inflation Protection (Class 1)

American Funds Insurance Series (American Funds):
   American Funds Global Growth Fund (Class 2)
   American Funds Global Small Capitalization Fund (Class 2)
   American Funds Growth Fund (Class 2)
   American Funds Growth-Income Fund (Class 2)
   American Funds International Fund (Class 2)

Baron Capital Funds Trust (Baron Capital):
   Baron Capital Asset Fund Insurance Shares

Delaware VIP Trust (Delaware VIPT)*:
   Delaware VIPT Capital Reserves Series (Standard Class)
   Delaware VIPT Diversified Income Series (Standard Class)
   Delaware VIPT Emerging Markets Series (Standard Class)
   Delaware VIPT High Yield Series (Standard Class)
   Delaware VIPT REIT Series (Standard Class)
   Delaware VIPT Small Cap Value Series (Standard Class)
   Delaware VIPT Trend Series (Standard Class)
   Delaware VIPT U.S. Growth Series (Standard Class)
   Delaware VIPT Value Series (Standard Class)

DWS Scudder VIP Funds (DWS VIP):
   DWS VIP Equity 500 Index Fund
   DWS VIP Small Cap Index Fund

Fidelity Variable Insurance Products Fund (Fidelity VIP):
   Fidelity VIP Asset Manager Portfolio
   Fidelity VIP Contrafund Portfolio (Service Class)
   Fidelity VIP Equity-Income Portfolio
   Fidelity VIP Equity-Income Portfolio (Service Class)
   Fidelity VIP Growth Portfolio (Service Class)
   Fidelity VIP Growth Opportunities Portfolio (Service Class)
   Fidelity VIP High Income Portfolio (Service Class)
   Fidelity VIP Investment Grade Bond Portfolio
   Fidelity VIP Mid Cap Portfolio (Service Class)
   Fidelity VIP Overseas Portfolio (Service Class)

Franklin Templeton Variable Insurance Products Trust (FTVIPT):
   FTVIPT Franklin Income Securities Fund (Class 1)
   FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 1)
   FTVIPT Mutual Shares Securities Fund (Class 1)
   FTVIPT Templeton Foreign Securities Fund (Class 1)
   FTVIPT Templeton Foreign Securities Fund (Class 2)
   FTVIPT Templeton Global Asset Allocation Fund (Class 1)
   FTVIPT Templeton Global Income Securities Fund (Class 1)
   FTVIPT Templeton Growth Securities Fund (Class 1)
   FTVIPT Templeton Growth Securities Fund (Class 2)

Janus Aspen Series:
   Janus Aspen Series Balanced Portfolio
   Janus Aspen Series Balanced Portfolio (Service Shares)
   Janus Aspen Series Global Technology Portfolio (Service Shares) Janus Aspen Series Mid Cap Growth Portfolio (Service Shares)
   Janus Aspen Series Worldwide Growth Portfolio
   Janus Aspen Series Worldwide Growth Portfolio (Service Shares)

Lincoln Variable Insurance Products Trust (Lincoln VIPT)*:
   Lincoln VIPT Aggressive Growth Fund
   Lincoln VIPT Aggressive Profile Fund
   Lincoln VIPT Bond Fund
   Lincoln VIPT Capital Appreciation Fund
   Lincoln VIPT Conservative Profile Fund
   Lincoln VIPT Core Fund
   Lincoln VIPT Equity-Income Fund
   Lincoln VIPT Global Asset Allocation Fund
   Lincoln VIPT Growth Fund**
   Lincoln VIPT Growth and Income Fund
   Lincoln VIPT Growth Opportunities Fund
   Lincoln VIPT International Fund
   Lincoln VIPT Moderate Profile Fund
   Lincoln VIPT Moderately Aggressive Profile Fund
   Lincoln VIPT Money Market Fund
   Lincoln VIPT Social Awareness Fund

M Fund, Inc. (M Fund):
   M Fund Brandes International Equity Fund
   M Fund Business Opportunity Value Fund**
   M Fund Frontier Capital Appreciation Fund**
   M Fund Turner Core Growth Fund**

MFS Variable Insurance Trust (MFS VIT):
   MFS VIT Capital Opportunities Series (Initial Class)
   MFS VIT Emerging Growth Series (Initial Class)
   MFS VIT Total Return Series (Initial Class)
   MFS VIT Utilities Series (Initial Class)

Neuberger Berman Advisers Management Trust (NB AMT):
   NB AMT Mid-Cap Growth Portfolio (I Class)
   NB AMT Partners Portfolio (I Class)
   NB AMT Regency Portfolio (I Class)

PIMCO Advisors VIT (PIMCO VIT OPCAP):
   PIMCO VIT OPCAP Global Equity Portfolio
   PIMCO VIT OPCAP Managed Portfolio

Putnam Variable Trust (Putnam VT):
   Putnam VT Growth  & Income Fund (Class  IB)
   Putnam VT Health Sciences Fund (Class  IB)

*    Denotes an affiliate of LNY.

**   Available funds with no money invested at December 31, 2006.

Investments in the Funds are stated at the closing net asset value per share on December 31, 2006, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the variable subaccounts on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of LNY, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

NEW INVESTMENT FUNDS AND FUND NAME CHANGES:. During 2005, the Delaware VIPT Capital Reserves Series, the Fidelity VIP Mid Cap Service Class Portfolio, the FTVIPT Templeton Global Income Securities Fund, the Lincoln VIPT Aggressive Profile Fund, the Lincoln VIPT Conservative Profile Fund, the Lincoln VIPT Core Fund, the Lincoln VIPT Growth Fund, the Lincoln VIPT Growth and Income Fund, the Lincoln VIPT Growth Opportunities Fund, the Lincoln VIPT Moderate Profile Fund and the Lincoln VIPT Moderately Aggressive Profile Fund became available as investment options for Variable Account Contract owners. Accordingly, for the subaccounts listed above with money invested in 2005, the 2005 statement of changes in net assets and total return and investment income ratios in Note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2005.

Also during 2005, the ABVPSF Technology Fund changed its name to the ABVPSF Global Technology Fund, the ABVPSF Premier Growth Fund changed its name to the ABVPSF Large Cap Growth Fund, the ABVPSF Small Cap Value Fund changed its name to the ABVPSF Small/Mid Cap Value Fund and the FTVIPT Franklin Small Cap Fund changed its name to the FTVIPT Franklin Small-Mid Cap Growth Securities Fund.

During 2006, the AIM V.I Core Equity Fund, the ABVPSF International Value Fund, the FTVIPT Franklin Income Securities Fund and the FTVIPT Mutual Shares Securities Fund became available as investment options for Account Contract owners. Accordingly, for the subaccounts listed above with money invested in 2006, the 2006 statement of operations and statement of changes in net assets and total return and investment income ratios in Note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2006.

Also during 2006, the Scudder Investments VIT Funds (Scudder VIT) family of funds changed its name to DWS Scudder VIP Funds (DWS VIP).

FUND CLOSING: During 2005, the DWS VIP EAFE Equity Index Fund ceased to be available as an investment option to Variable Account Contract owners.

During 2006, the AIM V.I. Premier Equity Fund and the AIM V.I. Growth Fund ceased to be available as an investment option to Variable Account Contract owners.

FUND MERGERS: During 2006, the AIM V.I. Premier Equity Fund merged into the AIM V.I Core Equity Fund and the AIM V.I. Growth Fund merged into the AIM V.I Capital Appreciation Fund.

2.   MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to LNY for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The mortality and expense risk charges for each of the variable subaccounts are reported in the statement of operations. The rates are as follows for the thirteen policy types within the Variable Account:

- VUL I - annual rate of .80% for policy years one through twelve and .55% thereafter.

- VUL-CV - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-CV II - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-CV III - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-CV IV - annual rate of .60% for policy years one through ten and .20% thereafter.

- VUL-Flex - annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

- VUL-DB - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL-DB Elite - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL-DB II - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL-DB IV - annual rate of .90% for policy years one through nineteen and .20% thereafter.

- VUL(ONE) - annual rate of .50% for policy years one through ten and .20% thereafter.

- Momentum VUL(ONE) - annual rate of .50% for policy years one through ten and .20% thereafter.

- VUL(ONE) 2005 - annual rate of .50% for policy years one through ten and .20% thereafter.

- Momentum VUL(ONE) 2005 - annual rate of .50% for policy years one through ten and .20% thereafter.

Prior to the allocation of premiums to the Variable Account, LNY deducts a premium load, based on product, to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by LNY. Refer to the product prospectuses for the applicable rate. The premium loads for the years ended December 31, 2006 and 2005 amounted to $655,740 and $515,930, respectively.

LNY charges a monthly administrative fee which varies by product and policy year, refer to the product prospectus for applicable fees. This charge is for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. Administrative fees for the years ended December 31, 2006 and 2005 totaled $233,778 and $178,482, respectively.

LNY assumes responsibility for providing the insurance benefits included in the policy. LNY charges a monthly deduction of the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of LNY and is not included in these financial statements. The cost of insurance charges for the years ended December 31, 2006 and 2005 amounted to $2,399,349 and $2,257,759, respectively.

Under certain circumstances, LNY reserves the right to charge a transfer fee of up to $25 for transfers between variable subaccounts. For the years ended December 31, 2006 and 2005, no transfer fees were deducted from the variable subaccounts.

LNY, upon full surrender of a policy, may assess a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the amount of the death benefit, the amount of premium payments made during the first two policy years and the age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on partial surrenders, a 2% charge on the amount withdrawn is imposed, the charge is not to exceed $25 per partial surrender. For the years ended December 31, 2006 and 2005, surrender charges and partial surrender administrative charges totaled $104,248 and $291,687, respectively.

3.   FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for each year or period in the five years ended

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION
            2006                  0.75%    0.90%    $10.82    $10.82     148,794   $1,368,085     5.45%      5.45%     0.08%
            2005                  0.80%    0.80%     10.26     10.26      32,371      332,030     7.97%      7.97%     0.06%
            2004                  0.80%    0.80%      9.50      9.50      36,605      347,727     5.78%      5.78%     0.00%
            2003                  0.80%    0.80%      8.98      8.98      31,490      282,808    28.48%     28.48%     0.00%
            2002                  0.80%    0.80%      6.99      6.99      28,614      200,008   -24.96%    -24.96%     0.00%
AIM V.I. CORE EQUITY
            2006     4/28/06      0.75%    0.90%      7.70     15.24     216,356    1,906,688     8.50%      8.61%     0.56%
AIM V.I. DIVERSIFIED INCOME
            2006                  0.80%    0.80%     12.22     12.22      22,125      270,478     3.65%      3.65%     6.09%
            2005                  0.80%    0.80%     11.79     11.79      23,657      279,034     2.08%      2.08%     6.55%
            2004                  0.80%    0.80%     11.55     11.55      21,048      243,212     4.20%      4.20%     5.91%
            2003                  0.80%    0.80%     11.09     11.09      19,278      213,772     8.37%      8.37%     6.58%
            2002                  0.80%    0.80%     10.23     10.23      18,159      185,820     1.48%      1.48%     8.32%
AIM V.I. INTERNATIONAL GROWTH
            2006                  0.75%    0.90%     11.86     23.61      24,371      456,452    27.08%     27.28%     1.07%
            2005                  0.75%    0.90%      9.32     18.55      23,042      348,780    16.87%     17.05%     1.35%
            2004                  0.75%    0.90%      7.96     14.36       7,794       83,618    22.89%     23.08%     0.82%
            2003                  0.75%    0.90%      6.47     11.68       5,313       42,407    27.91%     28.10%     0.47%
            2002                  0.75%    0.90%      5.05      7.21       4,528       27,562   -16.43%    -16.31%     0.74%
ABVPSF GLOBAL TECHNOLOGY CLASS A
            2006                  0.50%    0.90%     10.92     16.77       5,125       69,184     7.66%      8.10%     0.00%
            2005                  0.50%    0.90%     10.13     15.55       2,377       32,191     2.94%      3.09%     0.00%
            2004                  0.75%    0.90%      9.83     15.08       3,011       43,950     4.51%      4.67%     0.00%
            2003     3/28/03      0.75%    0.90%      9.39     14.41         270        3,188    -0.31%    -40.16%     0.00%
ABVPSF GROWTH AND INCOME CLASS A
            2006                  0.50%    0.90%     12.47     17.50      35,113      511,844    16.23%     16.74%      1.37%
            2005                  0.50%    0.90%     11.74     15.03      28,577      369,915     3.93%      4.34%      1.50%
            2004                  0.50%    0.90%     11.70     14.44      25,970      325,791    10.46%     10.63%      0.81%
            2003                  0.75%    0.90%     10.59     10.88       9,707      107,159    31.32%     31.52%      1.02%
            2002                  0.75%    0.90%      8.06      8.06       5,621       45,976   -22.75%    -22.75%      0.35%
ABVPSF INTERNATIONAL VALUE CLASS A
            2006     7/24/06      0.50%    0.90%     11.92     11.95       5,506       65,698     7.56%     20.88%      0.00%
ABVPSF LARGE CAP GROWTH CLASS A
            2006                  0.50%    0.90%     11.09     13.74       9,158      108,817    -1.34%     -0.94%      0.00%
            2005                  0.50%    0.90%     11.24     13.91       8,735      104,913    14.11%     14.58%      0.00%
            2004                  0.50%    0.90%      9.85     12.17       6,946       72,352     7.65%      7.81%      0.00%
            2003                  0.75%    0.90%      9.15      9.57       4,996       48,253    22.56%     22.74%      0.00%
            2002                  0.75%    0.90%      7.47      7.47       4,309       33,465   -31.27%    -31.27%      0.00%
ABVPSF SMALL/MID CAP VALUE CLASS A
            2006                  0.50%    0.90%     12.79     21.53      20,559      342,002    13.40%     13.85%      0.40%
            2005                  0.50%    0.90%     12.96     18.95      12,699      204,501     5.96%      6.42%      0.75%
            2004                  0.50%    0.90%     15.32     17.86       9,919      160,638    18.23%     18.41%      0.17%
            2003                  0.75%    0.90%     12.94     14.78       6,827       94,793    40.00%     40.22%      0.60%
            2002                  0.75%    0.90%     10.56     10.56       2,776       26,085    -7.03%     -7.03%      0.16%
AMERICAN CENTURY VP INFLATION PROTECTION
            2006                  0.50%    0.90%     10.17     10.98      34,663      368,935     0.97%      1.38%      3.47%
            2005                  0.50%    0.90%     10.76     10.79      20,023      213,822     0.90%      1.05%      4.85%
            2004     8/31/04      0.75%    0.90%     10.67     10.68       8,097       86,424     1.50%      1.93%      1.15%
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
            2006                  0.50%    0.90%     14.09     15.76      16,807      253,889    19.30%     19.83%      0.77%
            2005                  0.50%    0.90%     13.06     13.10      12,018      155,026    13.06%     13.21%      0.65%
            2004      7/9/04      0.75%    0.90%     11.56     11.57         798        9,219    10.77%     12.78%      0.00%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
            2006                  0.50%    0.90%    $15.32    $27.91      47,770   $  873,496    22.91%     23.44%      0.46%
            2005                  0.50%    0.90%     12.45     22.67      19,346      314,712    24.23%     24.73%      0.94%
            2004                  0.50%    0.90%     10.00     18.22      13,985      173,654    19.80%     19.98%      0.00%
            2003                  0.75%    0.90%      8.34     14.57       8,565       79,066    52.15%     52.39%      0.60%
            2002                  0.75%    0.90%      5.47      7.34       7,459       43,673   -19.78%    -19.66%      0.73%
AMERICAN FUNDS GROWTH CLASS 2
            2006                  0.50%    0.90%      9.79     18.75     251,487    3,341,576     9.23%      9.67%      0.85%
            2005                  0.50%    0.90%      8.95     17.14     194,410    2,326,561    15.15%     15.61%      0.73%
            2004                  0.50%    0.90%      7.76     14.86     161,318    1,623,933    11.49%     11.66%      0.20%
            2003                  0.75%    0.90%      6.95     13.00     128,721    1,100,603    35.58%     35.79%      0.12%
            2002                  0.75%    0.90%      5.12      6.52      93,228      537,882   -25.13%    -25.02%      0.04%
AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2006                  0.50%    0.90%     12.52     17.70     199,951    2,808,901    14.17%     14.63%      1.70%
            2005                  0.50%    0.90%     11.70     15.48     134,121    1,715,634     4.88%      5.30%      1.46%
            2004                  0.50%    0.90%     11.33     14.74      91,783    1,139,772     9.39%      9.55%      0.99%
            2003                  0.75%    0.90%     10.36     12.32      71,501      789,580    31.24%     31.44%      1.17%
            2002                  0.75%    0.90%      7.89      8.32      47,431      393,392   -19.08%    -18.95%      1.05%
AMERICAN FUNDS INTERNATIONAL CLASS  2
            2006                  0.50%    0.90%     14.65     23.26      76,946    1,456,693    17.91%     18.38%      1.79%
            2005                  0.50%    0.90%     14.69     19.69      59,664      999,614    20.41%     20.90%      2.06%
            2004                  0.50%    0.90%     13.01     16.33      23,047      346,813    18.25%     18.43%      2.09%
            2003                  0.75%    0.90%     10.98     12.88       7,179       90,474    33.62%     33.85%      2.27%
            2002                  0.75%    0.90%      8.79      8.79       1,331       11,832   -15.59%    -15.59%      3.44%
BARON CAPITAL ASSET
            2006                  0.50%    0.90%     16.25     16.96       9,874      160,539    14.49%     14.66%      0.00%
            2005                  0.75%    0.90%     14.17     14.82       9,548      135,829     2.44%      2.59%      0.00%
            2004                  0.75%    0.90%     13.82     14.46       8,497      117,839    24.51%     24.70%      0.00%
            2003                  0.75%    0.90%     11.08     11.62       8,687       96,826    28.85%     29.04%      0.00%
            2002                  0.75%    0.90%      8.59      9.01       8,970       77,201   -14.96%    -14.84%      0.00%
DELAWARE VIPT CAPITAL RESERVES
           2006      2/28/06      0.75%    0.90%     10.43     10.46       2,011       21,027     3.30%      3.51%      3.89%
DELAWARE VIPT DEVON
            2002                  0.00%    0.00%        --        --          --           --     0.00%      0.00%      1.40%
DELAWARE VIPT DIVERSIFIED INCOME
            2006                  0.50%    0.90%     10.75     11.73      30,387      340,024     6.94%      7.38%      1.36%
            2005                  0.50%    0.90%     10.88     10.93      13,539      145,415    -1.19%     -0.94%      0.82%
            2004    11/19/04      0.50%    0.75%     11.01     11.03         475        5,235     0.90%      1.44%      0.00%
DELAWARE VIPT EMERGING MARKETS
            2006                  0.50%    0.90%     15.89     36.02      53,300    1,200,329    26.00%     26.50%      1.02%
            2005                  0.50%    0.90%     17.58     28.59      39,460      717,388    26.34%     26.85%      0.15%
            2004                  0.50%    0.90%     20.14     22.63       4,044       77,940    32.27%     32.48%      2.49%
            2003                  0.75%    0.90%     15.20     17.11       2,608       42,713    69.04%     69.28%      2.79%
            2002                  0.75%    0.90%      8.98     10.12       4,046       38,627     4.25%      4.39%      2.65%
DELAWARE VIPT HIGH YIELD
            2006                  0.50%    0.90%     11.81     18.20      39,018      581,179    11.44%     11.89%      5.80%
            2005                  0.50%    0.90%     11.75     16.31      25,749      381,255     2.66%      3.07%      6.83%
            2004                  0.50%    0.90%     12.66     15.86      20,979      311,565    13.22%     13.39%      4.98%
            2003                  0.75%    0.90%     11.16     13.97      14,330      183,086    27.59%     27.78%      6.89%
            2002                  0.75%    0.90%      8.74     10.02       8,453       80,532     0.93%      1.08%      8.81%
DELAWARE VIPT REIT
            2006                  0.50%    0.90%     14.27     29.70      40,132      874,621    31.44%     31.97%      1.74%
            2005                  0.50%    0.90%     13.11     22.56      31,141      563,477     6.21%      6.64%      1.83%
            2004                  0.50%    0.90%     17.06     21.21      24,699      462,457    30.20%     30.40%      1.96%
            2003                  0.75%    0.90%     13.10     16.27      16,930      250,154    32.82%     33.02%      2.65%
            2002                  0.75%    0.90%     11.35     12.23      14,381      166,706     3.59%      3.74%      1.97%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
DELAWARE VIPT SMALL CAP VALUE
            2006                 0.50%    0.90%    $13.26    $24.47      69,733    $1,428,174    15.15%     15.61%      0.24%
            2005                 0.50%    0.90%     13.63     21.23      60,924     1,157,223     8.44%      8.87%      0.35%
            2004                 0.50%    0.90%     15.85     19.56      50,011       910,263    20.39%     20.57%      0.18%
            2003                 0.75%    0.90%     13.15     16.23      43,838       662,218    40.71%     40.92%      0.34%
            2002                 0.75%    0.90%      9.86     11.52      35,636       387,855    -6.45%     -6.31%      0.40%
DELAWARE VIPT TREND
            2006                 0.50%    0.90%      8.16     17.28      63,262       733,428     6.63%      7.06%      0.00%
            2005                 0.50%    0.90%      7.64     16.18      63,276       675,124     4.91%      5.33%      0.00%
            2004                 0.50%    0.90%      7.27     15.40      55,469       549,774    11.60%     11.76%      0.00%
            2003                 0.75%    0.90%      6.51     13.16      49,968       445,089    33.87%     34.09%      0.00%
            2002                 0.75%    0.90%      4.85      9.60      50,500       333,442   -20.66%    -20.54%      0.00%
DELAWARE VIPT U.S. GROWTH
            2006                 0.50%    0.90%     10.71     14.27       8,441       106,986     1.39%      1.80%      0.00%
            2005                 0.50%    0.90%     10.55     14.05       7,631        94,706    13.62%     14.08%      0.47%
            2004                 0.50%    0.90%      9.27     12.35       2,631        27,867     2.38%      2.54%      0.12%
            2003                 0.75%    0.90%      9.04      9.04         993         9,969    22.83%     22.83%      0.19%
            2002     2/19/02     0.75%    0.75%      7.36      7.36         250         1,837   -26.41%    -26.41%      0.62%
DELAWARE VIPT VALUE
            2006                 0.50%    0.90%     13.17     19.08      32,488       513,970    22.99%     23.49%      1.22%
            2005                 0.50%    0.90%     12.20     15.49      18,273       238,522     5.08%      5.50%      1.40%
            2004                 0.50%    0.90%     11.83     14.72      11,156       143,083    13.90%     14.08%      1.36%
            2003                 0.75%    0.90%     10.73     11.63       7,818        86,374    27.15%     27.35%      0.47%
            2002     2/19/02     0.75%    0.90%      8.43      9.14         809         7,300   -15.71%     -1.78%      1.36%
DWS VIP EAFE EQUITY INDEX
            2005                 0.00%    0.00%        --        --          --            --     0.00%      0.00%      2.55%
            2004                 0.50%    0.90%      8.14     15.57      12,464       143,325    17.99%     18.18%      2.28%
            2003                 0.75%    0.90%      6.89     11.85       8,968        89,909    32.17%     32.36%      3.91%
            2002                 0.75%    0.90%      5.21      6.45       3,848        23,197   -22.05%    -21.93%      0.89%
DWS VIP EQUITY 500 INDEX
            2006                 0.50%    0.90%      9.71     16.47     212,175     2,568,795    14.48%     14.95%      1.12%
            2005                 0.50%    0.90%      8.47     14.36     206,430     2,170,532     3.74%      4.15%      1.51%
            2004                 0.50%    0.90%      8.15     13.82     162,758     1,582,453     9.60%      9.77%      1.05%
            2003                 0.75%    0.90%      7.43     11.78     167,807     1,434,011    27.00%     27.20%      1.12%
            2002                 0.75%    0.90%      5.84      7.05     140,319       908,671   -23.01%    -22.90%      1.22%
DWS VIP SMALL CAP INDEX
            2006                 0.50%    0.90%     13.35     21.32      53,535       874,910    16.44%     16.91%      0.63%
            2005                 0.50%    0.90%     12.54     18.29      45,985       654,949     3.33%      3.74%      0.55%
            2004                 0.50%    0.90%     12.11     17.67      26,465       364,137    16.70%     16.88%      0.42%
            2003                 0.75%    0.90%     10.37     13.90      22,952       250,579    45.12%     45.34%      0.96%
            2002                 0.75%    0.90%      7.13      7.87      22,824       167,705   -21.30%    -21.18%      0.75%
FIDELITY VIP ASSET MANAGER
            2006                 0.80%    0.80%     11.89     11.89      22,486       267,428     6.46%      6.46%      2.66%
            2005                 0.80%    0.80%     11.17     11.17      23,297       260,260     3.22%      3.22%      2.42%
            2004                 0.80%    0.80%     10.82     10.82      20,613       223,094     4.63%      4.63%      2.48%
            2003                 0.80%    0.80%     10.34     10.34      18,041       186,622    17.04%     17.04%      3.12%
            2002                 0.80%    0.80%      8.84      8.84      14,860       131,338    -9.46%     -9.46%      3.38%
FIDELITY VIP CONTRAFUND SERVICE CLASS
            2006                 0.50%    0.90%     13.24     18.34     101,348     1,521,472    10.59%     11.03%      1.17%
            2005                 0.50%    0.90%     12.01     16.56      78,648     1,073,757    15.80%     16.27%      0.19%
            2004                 0.50%    0.90%     10.35     14.28      68,607       803,295    14.31%     14.48%      0.23%
            2003                 0.75%    0.90%      9.04     12.07      59,533       586,986    27.20%     27.39%      0.37%
            2002                 0.75%    0.90%      7.10      8.61      57,520       426,363   -10.24%    -10.10%      0.69%
FIDELITY VIP EQUITY-INCOME
            2006                 0.80%    0.80%     14.39     14.39      54,326       781,754    19.24%     19.24%      3.35%
            2005                 0.80%    0.80%     12.07     12.07      52,477       633,320     5.02%      5.02%      1.49%
            2004                 0.80%    0.80%     11.49     11.49      44,863       515,542    10.64%     10.64%      1.24%
            2003                 0.80%    0.80%     10.39     10.39      29,091       302,146    29.29%     29.29%      1.82%
            2002                 0.80%    0.80%      8.03      8.03      29,466       236,708   -17.61%    -17.61%      1.93%

                                MINIMUM  MAXIMUM  MINIMUM    MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME SERVICE CLASS
            2006                 0.50%    0.90%    $13.45    $18.16      22,995     $377,928     19.00%     19.48%      3.19%
            2005                 0.50%    0.90%     12.00     15.24      21,573      296,800      4.81%      5.22%      1.53%
            2004                 0.50%    0.90%     12.29     14.52      21,715      289,864     10.38%     10.55%      1.51%
            2003                 0.75%    0.90%     11.12     12.06      17,957      217,890     29.05%     29.25%      1.28%
            2002                 0.75%    0.90%      8.79      8.79       5,869       51,058    -17.74%    -17.74%      0.10%
FIDELITY VIP GROWTH SERVICE CLASS
            2006                 0.50%    0.90%      6.80     14.75      45,022      444,304      5.77%      6.20%      0.29%
            2005                 0.50%    0.90%      6.42     13.92      46,628      429,947      4.73%      5.14%      0.36%
            2004                 0.50%    0.90%      6.12     13.27      41,381      356,614      2.34%      2.49%      0.15%
            2003                 0.75%    0.90%      5.97      9.81      30,943      246,726     31.60%     31.79%      0.16%
            2002                 0.75%    0.90%      4.53      6.10      23,333      126,317    -30.83%    -30.72%      0.09%
FIDELITY VIP GROWTH OPPORTUNITIES SERVICE CLASS
            2006                 0.75%    0.90%      8.36     10.97       6,854       57,700      4.35%      4.51%      0.58%
            2005                 0.75%    0.90%      8.00     10.51       6,118       49,243      7.84%      8.05%      0.81%
            2004                 0.75%    0.90%      7.41      9.75       5,795       43,187      6.07%      6.26%      0.47%
            2003                 0.75%    0.90%      6.97      9.19       5,653       39,579     28.50%     28.69%      0.59%
            2002                 0.75%    0.90%      5.42      7.15       4,563       24,794    -22.60%    -22.50%      0.86%
FIDELITY VIP HIGH INCOME SERVICE CLASS
            2006                 0.75%    0.90%     11.44     13.96       7,203       83,142     10.17%     10.35%      7.25%
            2005                 0.75%    0.90%     10.37     12.67       7,860       82,155      1.60%      1.76%     14.38%
            2004                 0.75%    0.90%     10.19     12.47       6,740       69,303      8.49%      8.65%      8.05%
            2003                 0.75%    0.90%      9.38     11.50       6,420       60,779     25.83%     26.02%      7.04%
            2002                 0.75%    0.90%      7.44      9.14       6,081       45,715      2.69%      2.84%      9.47%
FIDELITY VIP INVESTMENT GRADE BOND
            2006                 0.80%    0.80%     14.68     14.68      24,475      359,225      3.52%      3.52%      3.95%
            2005                 0.80%    0.80%     14.18     14.18      25,243      357,904      1.38%      1.38%      3.62%
            2004                 0.80%    0.80%     13.99     13.99      25,309      353,946      3.62%      3.62%      3.91%
            2003                 0.80%    0.80%     13.50     13.50      22,218      299,864      4.37%      4.37%      3.80%
            2002                 0.80%    0.80%     12.93     12.93      21,673      280,269      9.46%      9.46%      3.60%
FIDELITY VIP MID CAP SERVICE CLASS
            2006                 0.50%    0.90%     13.57     13.66       9,626      126,023     11.59%     12.03%      0.06%
            2005      7/1/05      0.50%   0.90%     12.16     12.19       1,012       12,329      8.65%     13.66%      0.00%
FIDELITY VIP OVERSEAS SERVICE CLASS
            2006                 0.50%    0.90%     14.64     21.76      11,086      197,663     16.89%     17.36%      0.74%
            2005                 0.50%    0.90%     13.94     18.59       8,816      140,741     17.91%     18.38%      0.59%
            2004                 0.50%    0.90%     12.98     15.74       7,664      109,105     12.47%     12.64%      0.62%
            2003                 0.75%    0.90%     11.54     11.97       3,461       41,506     41.90%     42.14%      0.68%
            2002                 0.75%    0.90%      8.13      8.13       2,633       22,158    -21.05%    -21.05%      0.12%
FTVIPT FRANKLIN INCOME SECURITIES
            2006     7/24/06     0.50%    0.90%     11.28     11.31       3,735       42,218      3.23%      9.67%      0.00%
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES
            2006                 0.50%    0.90%     12.15     17.90      22,618      327,236      7.97%      8.41%      0.00%
            2005                 0.50%    0.90%     11.86     16.55      13,773      200,006      4.15%      4.57%      0.00%
            2004                 0.50%    0.90%     11.75     15.87      10,133      147,062     10.70%     10.87%      0.00%
            2003                 0.75%    0.90%     10.60     13.11       5,910       75,772     36.38%     36.58%      0.00%
            2002                 0.75%    0.90%      7.98      7.98       1,899       15,342    -29.16%    -29.16%      0.51%
FTVIPT MUTUAL SHARES SECURITIES
            2006      8/8/06     0.50%    0.90%     11.34     11.37       4,117       46,751      3.96%     11.74%      0.00%
FTVIPT TEMPLETON FOREIGN SECURITIES
            2006                 0.80%    0.80%     15.20     15.20      19,749      300,188     20.73%     20.73%      1.36%
            2005                 0.80%    0.80%     12.59     12.59      23,443      295,167      9.60%      9.60%      1.35%
            2004                 0.80%    0.80%     11.49     11.49      23,729      272,613     17.93%     17.93%      1.16%
            2003                 0.80%    0.80%      9.74      9.74      22,867      222,764     31.50%     31.50%      1.86%
            2002                 0.80%    0.80%      7.41      7.41      21,464      159,011    -19.06%    -19.06%      1.75%

3.   FINANCIAL HIGHLIGHTS (CONTINIUED)

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
FTVIPT TEMPLETON FOREIGN SECURITIES CLASS 2
            2006                 0.75%    0.90%    $13.25    $14.45       9,128     $121,370     20.34%     20.54%      1.26%
            2005                 0.75%    0.90%     10.99     12.01      10,437      114,952      9.18%      9.35%      1.27%
            2004                 0.75%    0.90%     10.05     11.00       9,084       91,519     17.46%     17.64%      1.09%
            2003                 0.75%    0.90%      8.55      9.36       8,981       77,163     31.03%     31.22%      1.70%
            2002                 0.75%    0.90%      6.51      7.15       8,541       55,727    -19.30%    -19.17%      1.58%
FTVIPT TEMPLETON GLOBAL ASSET ALLOCATION
            2006                 0.80%    0.80%     17.54     17.54       2,612       45,816     20.42%     20.42%      7.37%
            2005                 0.80%    0.80%     14.56     14.56       2,712       39,499      3.03%      3.03%      3.73%
            2004                 0.80%    0.80%     14.14     14.14       2,463       34,826     15.02%     15.02%      3.01%
            2003                 0.80%    0.80%     12.29     12.29       2,567       31,550     31.26%     31.26%      2.99%
            2002                 0.80%    0.80%      9.36      9.36       2,855       26,738     -4.93%     -4.93%      2.05%
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES
            2006                 0.50%    0.90%     11.19     11.19      20,525      229,100     12.57%     12.58%      2.84%
            2005     8/19/05     0.50%    0.50%      9.94      9.94         914        9,088      0.25%      0.38%      0.00%
FTVIPT TEMPLETON GROWTH SECURITIES
            2006                 0.50%    0.90%     13.49     19.94      20,382      351,909     21.11%     21.59%      1.54%
            2005                 0.50%    0.90%     12.71     16.44      18,241      273,371      8.08%      8.52%      1.20%
            2004                 0.50%    0.90%     12.83     15.19      12,976      185,928     15.21%     15.38%      1.33%
            2003                 0.75%    0.90%     11.12     12.89      10,579      130,974     31.43%     31.63%      1.66%
            2002                 0.75%    0.90%      8.61      9.80       7,959       74,821    -19.05%    -18.97%      2.30%
FTVIPT TEMPLETON GROWTH SECURITIES CLASS 2
            2006                 0.75%    0.90%     15.49     15.86       3,883       61,542     20.73%     20.90%      1.29%
            2005                 0.75%    0.90%     12.83     13.12       3,111       40,770      7.89%      8.05%      1.13%
            2004                 0.75%    0.90%     11.89     12.14       3,282       39,823     15.04%     15.16%      1.18%
            2003                 0.75%    0.90%     10.33     10.55       3,584       37,776     30.99%     31.15%      1.42%
            2002                 0.75%    0.90%      7.89      8.04       5,026       40,398    -19.23%    -19.10%      2.26%
JANUS ASPEN SERIES BALANCED
            2006                 0.75%    0.90%     11.90     12.79      25,104      301,850      9.73%      9.89%      2.17%
            2005                 0.75%    0.90%     10.83     11.66      23,796      260,185      6.98%      7.14%      2.22%
            2004                 0.75%    0.90%     10.10     10.89      29,854      303,465      7.56%      7.72%      2.21%
            2003                 0.75%    0.90%      9.38     10.13      34,230      323,484     13.03%     13.20%      2.19%
            2002                 0.75%    0.90%      8.29      8.96      36,124      300,600     -7.28%     -7.14%      2.47%
JANUS ASPEN SERIES BALANCED SERVICE SHARES
            2006                 0.50%    0.90%     12.36     14.17      20,989      282,228      9.43%      9.87%      1.96%
            2005                 0.50%    0.90%     11.82     12.93      20,245      248,725      6.70%      7.13%      2.12%
            2004                 0.50%    0.90%     11.39     12.10      17,489      200,788      7.32%      7.49%      2.25%
            2003                 0.75%    0.90%     10.62     10.98      15,631      166,649     12.70%     12.87%      2.07%
            2002                 0.75%    0.90%      9.42      9.42       2,772       26,161     -7.51%     -7.51%      2.90%
JANUS ASPEN SERIES GLOBAL TECHNOLOGY SERVICE SHARES
            2006                 0.75%    0.90%      3.94      7.62       7,402       29,455      6.87%      7.02%      0.00%
            2005                 0.75%    0.90%      3.68      7.13       8,365       31,778     10.55%     10.72%      0.00%
            2004                 0.75%    0.90%      3.32      6.45      10,986       37,337      0.34%      0.18%      0.00%
            2003                 0.75%    0.90%      3.33      6.47       8,021       27,324     45.20%     45.38%      0.00%
            2002                 0.75%    0.90%      2.29      4.46       6,974       16,288    -41.46%    -41.37%      0.00%
JANUS ASPEN SERIES MID CAP GROWTH SERVICE SHARES
            2006                 0.50%    0.90%     13.90     19.86       7,107      119,327     12.29%     12.74%      0.00%
            2005                 0.50%    0.90%     13.35     17.66       6,908      105,173     11.02%     11.20%      0.00%
            2004                 0.75%    0.90%     12.02     15.88       4,425       60,469     19.40%     19.58%      0.00%
            2003                 0.75%    0.90%     10.07     12.63       3,203       36,755     33.56%     33.76%      0.00%
            2002                 0.75%    0.90%      7.54      7.54       1,828       15,114    -28.77%    -28.77%      0.00%
JANUS ASPEN SERIES WORLDWIDE GROWTH
            2006                 0.75%    0.90%      7.09      9.80      54,502      393,947     17.14%     17.32%      1.79%
            2005                 0.75%    0.90%      6.04      8.37      53,854      331,542      4.92%      5.07%      1.39%
            2004                 0.75%    0.90%      5.75      7.98      53,587      313,523      3.84%      4.00%      1.05%
            2003                 0.75%    0.90%      5.53      7.68      51,025      286,846     22.88%     23.07%      1.14%
            2002                 0.75%    0.90%      4.49      6.25      48,584      221,774    -26.17%    -26.06%      0.95%

3.   FINANCIAL HIGHLIGHTS (CONTINIUED)

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES WORLDWIDE GROWTH SERVICE SHARES
            2006                 0.75%    0.90%    $12.26    $15.40       5,638     $  70,725    16.88%     17.06%      1.60%
            2005                 0.75%    0.90%     10.49     13.16       7,428        79,927     4.62%      4.78%      1.26%
            2004                 0.75%    0.90%     10.03     12.56       6,962        71,658     3.59%      3.75%      0.93%
            2003                 0.75%    0.90%      9.68     11.04       7,095        70,893    22.58%     22.76%      0.89%
            2002                 0.75%    0.90%      7.90      7.90       5,556        44,289   -26.38%    -26.38%      0.79%
LINCOLN VIPT AGGRESSIVE GROWTH
            2006                 0.50%    0.75%     12.52     17.22         991        12,774     8.46%      8.73%      0.00%
            2005                 0.50%    0.75%     15.87     15.87         294         3,597     8.99%      8.99%      0.00%
            2004      7/2/04     0.75%    0.75%     14.56     14.56           9           125     8.55%      8.55%      0.00%
LINCOLN VIPT AGGRESSIVE PROFILE
            2006                 0.50%    0.50%     13.15     13.15       7,849       103,186    15.96%     15.96%      1.07%
            2005    11/16/05     0.50%    0.50%     11.34     11.34         452         5,123     2.49%      2.49%      0.00%
LINCOLN VIPT BOND
            2006                 0.50%    0.90%     10.52     14.61     146,132     1,871,197     3.78%      4.19%      4.57%
            2005                 0.50%    0.90%     10.85     14.05     128,469     1,625,350     1.72%      2.13%      4.24%
            2004                 0.50%    0.90%     11.58     13.79     116,006     1,465,626     4.36%      4.52%      4.33%
            2003                 0.75%    0.90%     11.17     13.20      91,215     1,126,969     6.32%      6.48%      4.22%
            2002                 0.75%    0.90%     11.44     12.40      77,182       913,155     9.17%      9.33%      5.46%
LINCOLN VIPT CAPITAL APPRECIATION
            2006                 0.50%    0.90%      6.32     14.68       4,164        36,471     8.68%      8.85%      0.19%
            2005                 0.75%    0.90%      5.80     13.49       4,732        39,609     3.27%      3.42%      0.26%
            2004                 0.75%    0.90%      5.61     13.04       4,756        38,609     4.33%      4.50%      0.00%
            2003                 0.75%    0.90%      5.37      7.53       3,070        21,209    31.33%     31.47%      0.00%
            2002                 0.75%    0.90%      4.08      5.74       2,583        10,589   -27.62%    -27.51%      0.00%
LINCOLN VIPT CONSERVATIVE PROFILE
            2006    10/30/06     0.50%    0.50%     11.49     11.49       9,843       113,057     2.38%      2.38%      1.20%
LINCOLN VIPT CORE
            2006                 0.50%    0.50%     11.92     11.92          92         1,093    13.36%     13.36%      1.04%
            2005    10/21/05     0.50%    0.50%     10.51     10.51          34           355     4.19%      4.19%      0.27%
LINCOLN VIPT EQUITY-INCOME
            2006                 0.50%    0.75%     13.42     13.42       7,017        92,630    10.44%     10.44%      1.53%
            2005                 0.75%    0.75%     12.15     12.15       5,151        62,577     3.71%      3.71%      1.05%
            2004                 0.75%    0.75%     11.71     11.71       6,298        73,781     8.95%      8.95%      1.65%
            2003                 0.75%    0.75%     10.75     10.75       1,616        17,376    31.36%     31.36%      1.09%
            2002                 0.75%    0.75%      8.19      8.19       1,211         9,912   -16.30%    -16.30%      1.13%
LINCOLN VIPT GLOBAL ASSET ALLOCATION
            2006                 0.50%    0.90%     12.09     15.38       9,172       118,698    13.47%     13.87%      1.47%
            2005                 0.50%    0.90%     10.64     13.56       5,975        67,837     5.84%      6.01%      1.18%
            2004                 0.75%    0.90%     10.04     12.16       4,610        48,830    12.69%     12.69%      1.70%
            2003                 0.75%    0.75%      8.91     10.79       4,234        39,652    19.51%     19.51%      3.11%
            2002                 0.75%    0.75%      7.45      7.45       3,737        29,287   -12.65%    -12.65%      1.52%
LINCOLN VIPT GROWTH AND INCOME
            2006     11/7/06     0.50%    0.50%     12.05     12.05         519         6,254     2.90%      2.90%      1.18%
LINCOLN VIPT GROWTH OPPORTUNITIES
            2006                 0.50%    0.90%     13.45     13.45         754        10,125     9.62%      9.62%      0.00%
            2005    12/15/05     0.50%    0.50%     12.27     12.27          92         1,127    -1.04%     -1.04%      0.00%
LINCOLN VIPT INTERNATIONAL
            2006                 0.50%    0.90%     14.77     24.62      18,345       354,730    28.84%     29.36%      3.12%
            2005                 0.50%    0.90%     14.15     19.08      13,297       217,376    11.54%     11.98%      2.06%
            2004                 0.50%    0.90%     15.29     17.08       5,906        94,056    19.85%     20.03%      1.47%
            2003                 0.75%    0.90%     12.74     13.06       1,320        17,396    40.35%     40.56%      2.36%
            2002                 0.75%    0.90%      9.23      9.23         865         7,977   -11.56%    -11.56%      2.81%
LINCOLN VIPT MODERATE PROFILE
            2006                 0.50%    0.90%     12.08     12.08      29,178       351,826    11.47%     11.47%      1.51%
            2005    11/16/05     0.50%    0.50%     10.83     10.83         135         1,465     1.85%      1.85%      0.00%
LINCOLN VIPT MODERATELY AGGRESSIVE PROFILE
            2006                 0.50%    0.90%     12.55     12.55      26,277       329,344    13.57%     13.57%      1.50%
            2005     9/9/05      0.50%    0.75%     11.03     11.05       7,061        77,981    -0.45%      3.37%      0.00%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
LINCOLN VIPT MONEY MARKET
            2006                 0.50%    0.90%    $10.55    $11.85     405,269    $4,455,683     3.74%      4.16%      4.59%
            2005                 0.50%    0.90%     10.17     11.41     407,572     4,320,053     1.86%      2.27%      2.70%
            2004                 0.50%    0.90%      9.99     11.19     513,763     5,336,668    -0.02%      0.13%      0.86%
            2003                 0.75%    0.90%      9.99     11.18     527,290     5,540,443    -0.22%     -0.07%      0.67%
            2002                 0.75%    0.90%     10.20     11.19     356,656     3,826,247     0.50%      0.65%      1.38%
LINCOLN VIPT SOCIAL AWARENESS
            2006                 0.50%    0.90%     10.82     16.89       4,648        63,004    11.29%     11.74%      0.95%
            2005                 0.50%    0.90%      9.70     16.28       4,813        64,412    11.02%     11.19%      0.84%
            2004                 0.75%    0.90%      8.73     13.67       4,971        56,534    11.69%     11.86%      1.11%
            2003                 0.75%    0.90%      7.80      9.34       1,141         9,544    30.69%     30.88%      1.02%
            2002                 0.75%    0.90%      5.96      7.15         660         4,079   -22.83%    -22.70%      0.92%
M FUND BRANDES INTERNATIONAL EQUITY
            2006                 0.50%    0.50%     16.80     16.80          58           975    26.15%     26.15%      1.65%
            2005                 0.50%    0.50%     13.32     13.32          36           475    10.00%     10.00%      2.41%
            2004    12/27/04     0.50%    0.50%     12.11     12.11           3            35     0.17%      0.17%      0.00%
MFS VIT CAPITAL OPPORTUNITIES
            2006                 0.50%    0.90%     12.37     16.10       1,429        22,377    12.77%     13.23%      0.42%
            2005                 0.50%    0.90%     10.95     14.26       1,267        17,632     0.76%      1.18%      0.71%
            2004                 0.50%    0.90%     10.85     14.13         971        13,412    11.62%     11.63%      0.07%
            2003                 0.75%    0.75%      9.72      9.72          67           774    26.44%     26.44%      0.19%
            2002     2/19/02     0.75%    0.75%      7.69      7.69          14           108   -23.11%    -23.11%      0.11%
MFS VIT EMERGING GROWTH
            2006                 0.50%    0.90%      5.49     16.33      73,266       564,552     6.93%      7.36%      0.00%
            2005                 0.50%    0.90%      5.13     15.25      76,362       554,631     8.21%      8.64%      0.00%
            2004                 0.50%    0.90%      4.73     14.07      79,458       525,303    11.95%     12.12%      0.00%
            2003                 0.75%    0.90%      4.22      9.68      76,078       427,235    29.06%     29.25%      0.00%
            2002                 0.75%    0.90%      3.26      5.70      73,847       322,850   -34.36%    -34.26%      0.00%
MFS VIT TOTAL RETURN
            2006                 0.50%    0.90%     11.61     15.28      93,140     1,284,193    10.89%     11.34%      2.27%
            2005                 0.50%    0.90%     11.53     13.77      83,546     1,051,413     1.90%      2.31%      1.99%
            2004                 0.50%    0.90%     11.79     13.50      68,358       857,852    10.32%     10.49%      1.66%
            2003                 0.75%    0.90%     10.69     12.22      57,682       653,239    15.28%     15.45%      1.63%
            2002                 0.75%    0.90%      9.27     10.59      40,656       400,201    -6.02%     -5.88%      1.37%
MFS VIT UTILITIES
            2006                 0.50%    0.90%     14.60     28.05      51,036       938,530    30.09%     30.61%      1.96%
            2005                 0.50%    0.90%     11.21     21.53      47,827       678,617    15.79%     16.25%      0.59%
            2004                 0.50%    0.90%      9.67     18.57      48,215       575,430    29.03%     29.23%      1.40%
            2003                 0.75%    0.90%      7.48     11.85      44,436       405,339    34.68%     34.88%      2.24%
            2002                 0.75%    0.90%      5.55      7.45      40,979       267,610   -23.45%    -23.33%      2.42%
NB AMT MID-CAP GROWTH
            2006                 0.50%    0.90%      7.31     18.05     102,029     1,220,610    13.64%     14.12%      0.00%
            2005                 0.50%    0.90%      6.42     15.86      88,842       910,057    12.72%     13.17%      0.00%
            2004                 0.50%    0.90%      5.69     14.04      61,878       486,230    15.27%     15.44%      0.00%
            2003                 0.75%    0.90%      4.93     11.68      58,924       377,618    26.93%     27.12%      0.00%
            2002                 0.75%    0.90%      3.88      6.11      58,855       268,068   -29.97%    -29.87%      0.00%
NB AMT PARTNERS
            2006                 0.75%    0.75%     14.36     14.36      11,449       164,439    11.40%     11.40%      0.77%
            2005                 0.75%    0.75%     12.89     12.89      10,593       136,581    17.16%     17.16%      0.83%
            2004                 0.75%    0.75%     11.00     11.00      11,917       131,134    18.09%     18.09%      0.01%
            2003                 0.75%    0.75%      9.32      9.32       9,635        89,786    34.08%     34.08%      0.00%
            2002                 0.75%    0.75%      6.95      6.95       8,920        61,994   -24.71%    -24.71%      0.46%
NB AMT REGENCY
            2006                 0.50%    0.90%     12.75     20.35      18,274       300,555    10.17%     10.61%      0.44%
            2005                 0.50%    0.90%     13.54     18.45      14,606       224,897    11.00%     11.44%      0.10%
            2004                 0.50%    0.90%     13.95     16.59       5,766        89,495    21.26%     21.45%      0.03%
            2003                 0.75%    0.90%     13.10     13.10       1,351        16,610    34.63%     34.63%      0.00%
            2002                 0.90%    0.90%      9.73      9.73           2            18   -11.35%    -11.35%      0.43%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
----------  ----  ------------  -------  -------  --------  --------  -----------  ----------  ---------  ---------  ----------
PIMCO VIT OPCAP GLOBAL EQUITY
            2006                 0.80%    0.80%    $15.39    $15.39      9,826      $151,229     20.10%     20.10%      0.81%
            2005                 0.80%    0.80%     12.82     12.82      9,728       124,670      6.18%      6.18%      0.33%
            2004                 0.80%    0.80%     12.07     12.07      8,576       103,509     11.64%     11.64%      0.51%
            2003                 0.80%    0.80%     10.81     10.81      8,283        89,553     30.50%     30.50%      0.66%
            2002                 0.80%    0.80%      8.28      8.28      9,745        80,736    -18.07%    -18.07%      0.44%
PIMCO VIT OPCAP MANAGED
            2006                 0.80%    0.80%     12.44     12.44      5,559        69,160      8.78%      8.78%      1.67%
            2005                 0.80%    0.80%     11.44     11.44      5,061        57,876      4.44%      4.44%      1.25%
            2004                 0.80%    0.80%     10.95     10.95      5,085        55,679      9.89%      9.89%      1.50%
            2003                 0.80%    0.80%      9.96      9.96      5,658        56,381     20.78%     20.78%      1.81%
            2002                 0.80%    0.80%      8.25      8.25      5,311        43,821    -17.55%    -17.55%      1.82%
PUTNAM VT GROWTH  & INCOME CLASS  IB
            2006                 0.75%    0.90%     14.07     17.00      2,693        38,193     14.87%     15.04%      1.51%
            2005                 0.75%    0.90%     12.25     14.77      2,756        34,023      4.29%      4.44%      1.55%
            2004                 0.75%    0.90%     11.75     14.15      2,838        33,599     10.12%     10.29%      2.14%
            2003                 0.75%    0.90%     10.67     10.72      4,454        49,448     26.24%     26.43%      1.32%
            2002                 0.75%    0.90%      8.45      8.45      2,757        23,333    -19.72%    -19.72%      0.68%
PUTNAM VT HEALTH SCIENCES CLASS  IB
            2006                 0.75%    0.90%     11.26     13.99      4,710        57,401      1.87%      2.02%      0.30%
            2005                 0.75%    0.90%     11.05     13.71      4,820        57,189     12.18%     12.35%      0.06%
            2004                 0.75%    0.90%      9.85     12.20      5,041        53,397      6.16%      6.33%      0.16%
            2003                 0.75%    0.90%      9.28     11.18      3,357        33,328     17.32%     17.51%      0.52%
            2002                 0.75%    0.90%      7.91      7.91      2,640        21,992    -21.06%    -21.06%      0.00%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4.   PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2006.

                                                       AGGREGATE    AGGREGATE
                                                        COST OF     PROCEEDS
SUBACCOUNT                                             PURCHASES   FROM SALES
-----------------------------------------------------------------------------
AIM V.I. Capital Appreciation                         $1,251,942    $225,897
AIM V.I. Core Equity                                   1,910,415     157,464
AIM V.I. Diversified Income                               20,107      24,005
AIM V.I. International Growth                             57,198      44,938
ABVPSF Global Technology Class A                          37,884       7,662
ABVPSF Growth and Income Class A                         142,205      43,724
ABVPSF International Value Class A                        52,730         432
ABVPSF Large Cap Growth Class A                           15,117      10,469
ABVPSF Small/Mid Cap Value Class A                       136,857      16,893
American Century VP Inflation Protection                 175,998      16,948
American Funds Global Growth Class 2                      93,250      30,702
American Funds Global Small Capitalization Class 2       531,645      80,341
American Funds Growth Class 2                          1,077,239     317,907
American Funds Growth-Income Class 2                   1,044,805     200,632
American Funds International Class 2                     404,771     131,401
Baron Capital Asset                                       29,473      26,403
Delaware VIPT Capital Reserves                            21,574         588
Delaware VIPT Diversified Income                         195,194      30,151
Delaware VIPT Emerging Markets                           415,310     142,161
Delaware VIPT High Yield                                 250,121      82,038
Delaware VIPT REIT                                       290,714     135,074
Delaware VIPT Small Cap Value                            373,208     212,093
Delaware VIPT Trend                                      121,623     118,416
Delaware VIPT U.S. Growth                                 13,486       3,717
Delaware VIPT Value                                      230,995      33,767
DWS VIP Equity 500 Index                                 431,609     354,496
DWS VIP Small Cap Index                                  204,699      66,203
Fidelity VIP Asset Manager                                12,174      16,644
Fidelity VIP Contrafund Service Class                    599,013     160,468
Fidelity VIP Equity-Income                               194,505      68,391
Fidelity VIP Equity-Income Service Class                 107,700      36,875
Fidelity VIP Growth Service Class                         78,532      92,490
Fidelity VIP Growth Opportunities Service Class           11,042       5,214
Fidelity VIP High Income Service Class                    17,699      19,582
Fidelity VIP Investment Grade Bond                        32,168      31,051
Fidelity VIP Mid Cap Service Class                       118,976      12,237
Fidelity VIP Overseas Service Class                       52,716      22,938
FTVIPT Franklin Income Securities                         43,367       1,691
FTVIPT Franklin Small-Mid Cap Growth Securities          127,397      26,931
FTVIPT Mutual Shares Securities                           47,549       1,698
FTVIPT Templeton Foreign Securities                       45,688      98,799
FTVIPT Templeton Foreign Securities Class 2               21,050      36,005
FTVIPT Templeton Global Asset Allocation                  11,006       7,140
FTVIPT Templeton Global Income Securities                221,955      20,193
FTVIPT Templeton Growth Securities                       105,072      69,219
FTVIPT Templeton Growth Securities Class 2                18,373       4,818
Janus Aspen Series Balanced                               77,385      58,998
Janus Aspen Series Balanced Service Shares                33,900      21,719
Janus Aspen Series Global Technology Service Shares        3,011       7,638
Janus Aspen Series Mid Cap Growth Service Shares          22,311      22,412
Janus Aspen Series Worldwide Growth                       35,930      28,314
Janus Aspen Series Worldwide Growth Service Shares        11,863      31,980
Lincoln VIPT Aggressive Growth                            10,018       1,761
Lincoln VIPT Aggressive Profile                           94,365       8,901
Lincoln VIPT Bond                                        429,305     187,924
Lincoln VIPT Capital Appreciation                          5,818      12,516
Lincoln VIPT Conservative Profile                        113,485       1,591

                                                       AGGREGATE    AGGREGATE
                                                        COST OF     PROCEEDS
SUBACCOUNT                                             PURCHASES   FROM SALES
-----------------------------------------------------------------------------
Lincoln VIPT Core                                     $      748   $      102
Lincoln VIPT Equity-Income                                32,376        3,790
Lincoln VIPT Global Asset Allocation                      49,117        5,239
Lincoln VIPT Growth and Income                             6,276          115
Lincoln VIPT Growth Opportunities                          9,380          622
Lincoln VIPT International                               123,414       51,291
Lincoln VIPT Moderate Profile                            341,152        8,451
Lincoln VIPT Moderately Aggressive Profile               284,414       63,038
Lincoln VIPT Money Market                              5,727,137    5,520,349
Lincoln VIPT Social Awareness                             28,593       37,843
M Fund Brandes International Equity                          482           77
MFS VIT Capital Opportunities                              3,425        1,345
MFS VIT Emerging Growth                                   83,956      119,900
MFS VIT Total Return                                     318,000      156,054
MFS VIT Utilities                                        214,437      130,191
NB AMT Mid-Cap Growth                                    242,549       75,196
NB AMT Partners                                           36,017        7,477
NB AMT Regency                                            88,378       25,436
PIMCO VIT OPCAP Global Equity                             32,131       17,671
PIMCO VIT OPCAP Managed                                   16,723        3,947
Putnam VT Growth & Income Class IB                         1,916        1,690
Putnam VT Health Sciences Class IB                        10,956       12,300

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2006.

                                                                  NET
                                                       SHARES    ASSET   FAIR VALUE
SUBACCOUNT                                             OWNED     VALUE    OF SHARES   COST OF SHARES
----------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                          52,181   $26.22   $1,368,175     $1,349,305
AIM V.I. Core Equity                                   70,052    27.22    1,906,811      1,758,077
AIM V.I. Diversified Income                            32,669     8.28      270,496        294,689
AIM V.I. International Growth                          15,511    29.43      456,481        333,696
ABVPSF Global Technology Class A                        4,015    17.23       69,182         61,005
ABVPSF Growth and Income Class A                       18,818    27.19      511,674        426,019
ABVPSF International Value Class B                      2,177    24.96       54,332         52,313
ABVPSF Large Cap Growth Class A                         4,050    26.87      108,824         85,755
ABVPSF Small/Mid Cap Value Class A                     18,917    18.08      342,016        291,801
American Century VP Inflation Protection               36,566    10.09      368,955        376,241
American Funds Global Growth Class 2                   10,901    23.29      253,895        206,290
American Funds Global Small Capitalization Class 2     35,279    24.64      869,274        690,709
American Funds Growth Class 2                          51,972    64.08    3,330,338      2,581,443
American Funds Growth-Income Class 2                   66,576    42.19    2,808,857      2,346,748
American Funds International Class 2                   66,387    21.94    1,456,531      1,121,729
Baron Capital Asset                                     4,971    32.30      160,549        110,712
Delaware VIPT Capital Reserves                          2,166     9.71       21,028         20,986
Delaware VIPT Diversified Income                       33,138     9.83      325,749        311,558
Delaware VIPT Emerging Markets                         53,974    22.24    1,200,372        876,669
Delaware VIPT High Yield                               93,400     6.20      579,081        527,616
Delaware VIPT REIT                                     38,105    22.86      871,091        637,422
Delaware VIPT Small Cap Value                          42,651    33.42    1,425,395      1,080,526
Delaware VIPT Trend                                    20,956    35.00      733,467        576,383
Delaware VIPT U.S. Growth                              13,441     7.96      106,991         91,667
Delaware VIPT Value                                    21,864    22.98      502,435        405,864
DWS VIP Equity 500 Index                              171,607    14.97    2,568,953      2,059,492
DWS VIP Small Cap Index                                54,278    16.12      874,963        713,203
Fidelity VIP Asset Manager                             17,024    15.71      267,446        248,246
Fidelity VIP Contrafund Service Class                  48,488    31.38    1,521,565      1,254,950
Fidelity VIP Equity-Income                             29,840    26.20      781,806        697,780
Fidelity VIP Equity-Income Service Class               14,475    26.11      377,953        321,398

                                                                  NET
                                                       SHARES    ASSET   FAIR VALUE
SUBACCOUNT                                             OWNED     VALUE    OF SHARES   COST OF SHARES
----------------------------------------------------------------------------------------------------
Fidelity VIP Growth Service Class                      12,439   $35.72   $  444,332     $  375,375
Fidelity VIP Growth Opportunities Service Class         3,181    18.14       57,704         48,960
Fidelity VIP High Income Service Class                 13,156     6.32       83,147         82,960
Fidelity VIP Investment Grade Bond                     28,154    12.76      359,249        359,240
Fidelity VIP Mid Cap Service Class                      3,561    34.59      123,162        118,479
Fidelity VIP Overseas Service Class                     8,285    23.86      197,674        139,406
FTVIPT Franklin Income Securities                       2,392    17.65       42,220         41,707
FTVIPT Franklin Small-Mid Cap Growth Securities        14,538    22.51      327,255        267,797
FTVIPT Mutual Shares Securities                         2,261    20.68       46,753         45,880
FTVIPT Templeton Foreign Securities                    15,809    18.99      300,208        222,462
FTVIPT Templeton Foreign Securities Class 2             6,484    18.72      121,378         82,591
FTVIPT Templeton Global Asset Allocation                2,086    21.96       45,819         38,401
FTVIPT Templeton Global Income Securities              14,112    15.73      221,987        210,953
FTVIPT Templeton Growth Securities                     21,776    16.16      351,901        277,176
FTVIPT Templeton Growth Securities Class 2              3,864    15.93       61,546         47,398
Janus Aspen Series Balanced                            10,824    27.89      301,869        257,089
Janus Aspen Series Balanced Service Shares              9,790    28.83      282,246        233,659
Janus Aspen Series Global Technology Service Shares     6,899     4.27       29,457         25,988
Janus Aspen Series Mid Cap Growth Service Shares        3,707    32.19      119,335         89,984
Janus Aspen Series Worldwide Growth                    12,133    32.47      393,972        323,097
Janus Aspen Series Worldwide Growth Service Shares      2,196    32.21       70,730         55,100
Lincoln VIPT Aggressive Growth                          1,080    11.83       12,775         11,657
Lincoln VIPT Aggressive Profile                         7,845    13.15      103,190         91,117
Lincoln VIPT Bond                                     148,046    12.64    1,871,307      1,900,122
Lincoln VIPT Capital Appreciation                       1,813    20.12       36,474         30,394
Lincoln VIPT Conservative Profile                       9,925    11.39      113,062        111,901
Lincoln VIPT Core                                          93    11.77        1,093            996
Lincoln VIPT Equity-Income                              5,078    18.23       92,560         85,374
Lincoln VIPT Global Asset Allocation                    7,587    15.65      118,705        104,227
Lincoln VIPT Growth and Income                            178    35.16        6,254          6,162
Lincoln VIPT Growth Opportunities                         734    13.79       10,125          9,919
Lincoln VIPT International                             15,626    22.70      354,749        272,741
Lincoln VIPT Moderate Profile                          29,206    12.05      351,843        334,364
Lincoln VIPT Moderately Aggressive Profile             26,290    12.53      329,360        302,553
Lincoln VIPT Money Market                             452,702    10.00    4,527,015      4,527,015
Lincoln VIPT Social Awareness                           1,754    35.92       63,008         51,722
M Fund Brandes International Equity                        48    20.15          975            875
MFS VIT Capital Opportunities                           1,443    15.51       22,378         18,117
MFS VIT Emerging Growth                                27,354    20.64      564,589        510,149
MFS VIT Total Return                                   58,659    21.89    1,284,035      1,145,772
MFS VIT Utilities                                      32,067    29.27      938,589        617,671
NB AMT Mid-Cap Growth                                  52,480    23.26    1,220,678        937,241
NB AMT Partners                                         7,772    21.16      164,449        134,656
NB AMT Regency                                         18,542    16.21      300,565        268,360
PIMCO VIT OPCAP Global Equity                           8,337    18.14      151,239        119,874
PIMCO VIT OPCAP Managed                                 1,667    41.48       69,165         64,972
Putnam VT Growth & Income Class IB                      1,301    29.36       38,196         25,867
Putnam VT Health Sciences Class IB                      4,221    13.60       57,405         47,807

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                                       UNITS     UNITS     NET INCREASE
SUBACCOUNT                                             ISSUED   REDEEMED    (DECREASE)
---------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                         147,203   (30,780)     116,423
AIM V.I. Core Equity                                  238,494   (22,138)     216,356
AIM V.I. Diversified Income                               597    (2,129)      (1,532)
AIM V.I. International Growth                           4,143    (2,814)       1,329
ABVPSF Global Technology Class A                        3,360      (612)       2,748
ABVPSF Growth and Income Class A                        9,693    (3,157)       6,536
ABVPSF International Value Class B                      5,561       (55)       5,506

                                                                              NET
                                                       UNITS      UNITS     INCREASE
SUBACCOUNT                                             ISSUED   REDEEMED   (DECREASE)
-------------------------------------------------------------------------------------
ABVPSF Large Cap Growth Class A                         1,315       (892)       423
ABVPSF Small/Mid Cap Value Class A                      8,949     (1,089)     7,860
American Century VP Inflation Protection               16,676     (2,036)    14,640
American Funds Global Growth Class 2                    7,138     (2,349)     4,789
American Funds Global Small Capitalization Class 2     33,243     (4,819)    28,424
American Funds Growth Class 2                          88,031    (30,954)    57,077
American Funds Growth-Income Class 2                   83,548    (17,718)    65,830
American Funds International Class 2                   25,489     (8,207)    17,282
Baron Capital Asset                                     2,154     (1,828)       326
Delaware VIPT Capital Reserves                          2,072        (61)     2,011
Delaware VIPT Diversified Income                       20,178     (3,330)    16,848
Delaware VIPT Emerging Markets                         21,022     (7,182)    13,840
Delaware VIPT High Yield                               18,669     (5,400)    13,269
Delaware VIPT REIT                                     16,354     (7,363)     8,991
Delaware VIPT Small Cap Value                          19,169    (10,360)     8,809
Delaware VIPT Trend                                    12,007    (12,021)       (14)
Delaware VIPT U.S. Growth                               1,161       (351)       810
Delaware VIPT Value                                    16,627     (2,412)    14,215
DWS VIP Equity 500 Index                               40,741    (34,996)     5,745
DWS VIP Small Cap Index                                12,021     (4,471)     7,550
Fidelity VIP Asset Manager                                485     (1,296)      (811)
Fidelity VIP Contrafund Service Class                  33,350    (10,650)    22,700
Fidelity VIP Equity-Income                              8,235     (6,386)     1,849
Fidelity VIP Equity-Income Service Class                3,790     (2,368)     1,422
Fidelity VIP Growth Service Class                       8,066     (9,672)    (1,606)
Fidelity VIP Growth Opportunities Service Class         1,518       (782)       736
Fidelity VIP High Income Service Class                  1,313     (1,970)      (657)
Fidelity VIP Investment Grade Bond                      1,510     (2,278)      (768)
Fidelity VIP Mid Cap Service Class                      9,310       (696)     8,614
Fidelity VIP Overseas Service Class                     3,664     (1,394)     2,270
FTVIPT Franklin Income Securities                       3,892       (157)     3,735
FTVIPT Franklin Small-Mid Cap Growth Securities        10,972     (2,127)     8,845
FTVIPT Mutual Shares Securities                         4,282       (165)     4,117
FTVIPT Templeton Foreign Securities                     3,371     (7,065)    (3,694)
FTVIPT Templeton Foreign Securities Class 2             1,863     (3,172)    (1,309)
FTVIPT Templeton Global Asset Allocation                  383       (483)      (100)
FTVIPT Templeton Global Income Securities              20,182       (571)    19,611
FTVIPT Templeton Growth Securities                      6,671     (4,530)     2,141
FTVIPT Templeton Growth Securities Class 2              1,165       (393)       772
Janus Aspen Series Balanced                             6,780     (5,472)     1,308
Janus Aspen Series Balanced Service Shares              2,489     (1,745)       744
Janus Aspen Series Global Technology Service Shares       884     (1,847)      (963)
Janus Aspen Series Mid Cap Growth Service Shares        1,485     (1,286)       199
Janus Aspen Series Worldwide Growth                     7,064     (6,416)       648
Janus Aspen Series Worldwide Growth Service Shares        971     (2,761)    (1,790)
Lincoln VIPT Aggressive Growth                            858       (161)       697
Lincoln VIPT Aggressive Profile                         8,147       (750)     7,397
Lincoln VIPT Bond                                      35,187    (17,524)    17,663
Lincoln VIPT Capital Appreciation                         579     (1,147)      (568)
Lincoln VIPT Conservative Profile                       9,975       (132)     9,843
Lincoln VIPT Core                                          69        (11)        58
Lincoln VIPT Equity-Income                              2,144       (278)     1,866
Lincoln VIPT Global Asset Allocation                    3,611       (414)     3,197
Lincoln VIPT Growth and Income                            528         (9)       519
Lincoln VIPT Growth Opportunities                         716        (54)       662
Lincoln VIPT International                              8,013     (2,965)     5,048
Lincoln VIPT Moderate Profile                          30,064     (1,021)    29,043
Lincoln VIPT Moderately Aggressive Profile             25,293     (6,077)    19,216
Lincoln VIPT Money Market                             472,823   (475,126)    (2,303)
Lincoln VIPT Social Awareness                           2,358     (2,523)      (165)
M Fund Brandes International Equity                        37        (15)        22
MFS VIT Capital Opportunities                             250        (88)       162
MFS VIT Emerging Growth                                13,094    (16,190)    (3,096)

                                                             NET
                                       UNITS     UNITS     INCREASE
SUBACCOUNT                            ISSUED   REDEEMED   (DECREASE)
--------------------------------------------------------------------
MFS VIT Total Return                  22,745   (13,151)      9,594
MFS VIT Utilities                     11,653    (8,444)      3,209
NB AMT Mid-Cap Growth                 20,752    (7,565)     13,187
NB AMT Partners                        1,455      (599)        856
NB AMT Regency                         5,428    (1,760)      3,668
PIMCO VIT OPCAP Global Equity          1,418    (1,320)         98
PIMCO VIT OPCAP Managed                  830      (332)        498
Putnam VT Growth  & Income Class IB       51      (114)        (63)
Putnam VT Health Sciences Class IB       918    (1,028)       (110)

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                                                              NET
                                                       UNITS      UNITS     INCREASE
SUBACCOUNT                                             ISSUED   REDEEMED   (DECREASE)
-------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                           3,016     (7,250)     (4,234)
AIM V.I. Diversified Income                             5,358     (2,749)      2,609
AIM V.I. International Growth                          21,286     (6,038)     15,248
ABVPSF Global Technology Class A                        1,055     (1,689)       (634)
ABVPSF Growth and Income Class A                        6,288     (3,681)      2,607
ABVPSF Large Cap Growth Class A                         2,508       (719)      1,789
ABVPSF Small/Mid Cap Value Class A                      5,958     (3,178)      2,780
American Century VP Inflation Protection               13,697     (1,771)     11,926
American Funds Global Growth Class 2                   12,061       (841)     11,220
American Funds Global Small Capitalization Class 2      8,414     (3,053)      5,361
American Funds Growth Class 2                          61,534    (28,442)     33,092
American Funds Growth-Income Class 2                   53,924    (11,586)     42,338
American Funds International Class 2                   41,820     (5,203)     36,617
Baron Capital Asset                                     2,165     (1,114)      1,051
Delaware VIPT Diversified Income                       14,171     (1,107)     13,064
Delaware VIPT Emerging Markets                         38,245     (2,829)     35,416
Delaware VIPT High Yield                                9,309     (4,539)      4,770
Delaware VIPT REIT                                     15,248     (8,806)      6,442
Delaware VIPT Small Cap Value                          16,510     (5,597)     10,913
Delaware VIPT Trend                                    17,885    (10,078)      7,807
Delaware VIPT U.S. Growth                               6,368     (1,368)      5,000
Delaware VIPT Value                                     8,226     (1,109)      7,117
Fidelity VIP Asset Manager                              4,867     (2,183)      2,684
Fidelity VIP Contrafund Service Class                  24,522    (14,481)     10,041
Fidelity VIP Equity-Income                             12,488     (4,874)      7,614
Fidelity VIP Equity-Income Service Class                3,357     (3,499)       (142)
Fidelity VIP Growth Service Class                       8,623     (3,376)      5,247
Fidelity VIP Growth Opportunities Service Class         1,071       (748)        323
Fidelity VIP High Income Service Class                  2,546     (1,426)      1,120
Fidelity VIP Investment Grade Bond                      4,637     (4,703)        (66)
Fidelity VIP Mid Cap Service Class                      1,073        (61)      1,012
Fidelity VIP Overseas Service Class                     2,927     (1,775)      1,152
FTVIPT Franklin Small-Mid Cap Growth Securities         4,861     (1,221)      3,640
FTVIPT Templeton Foreign Securities                     6,263     (6,549)       (286)
FTVIPT Templeton Foreign Securities Class 2             3,364     (2,011)      1,353
FTVIPT Templeton Global Asset Allocation                  562       (313)        249
FTVIPT Templeton Global Income Securities                 928        (14)        914
FTVIPT Templeton Growth Securities                      6,962     (1,697)      5,265
FTVIPT Templeton Growth Securities Class 2                459       (630)       (171)
Janus Aspen Series Balanced                             4,652    (10,710)     (6,058)
Janus Aspen Series Balanced Service Shares              4,802     (2,046)      2,756
Janus Aspen Series Global Technology Service Shares     1,270     (3,891)     (2,621)
Janus Aspen Series Mid Cap Growth Service Shares        3,682     (1,199)      2,483
Janus Aspen Series Worldwide Growth                     9,140     (8,873)        267
Janus Aspen Series Worldwide Growth Service Shares        999       (533)        466
Lincoln VIPT Aggressive Growth                            367        (82)        285
Lincoln VIPT Aggressive Profile                           469        (17)        452
Lincoln VIPT Bond                                      30,066    (17,603)     12,463
Lincoln VIPT Capital Appreciation                         371       (395)        (24)
Lincoln VIPT Core                                          36         (2)         34
Lincoln VIPT Equity-Income                                450     (1,597)     (1,147)
Lincoln VIPT Global Asset Allocation                    2,060       (695)      1,365
Lincoln VIPT Growth Opportunities                          92         --          92
Lincoln VIPT International                             18,740    (11,349)      7,391
Lincoln VIPT Moderate Profile                             147        (12)        135
Lincoln VIPT Moderately Aggressive Profile              7,235       (174)      7,061
Lincoln VIPT Money Market                             392,972   (499,163)   (106,191)
Lincoln VIPT Social Awareness                           1,482     (1,640)       (158)
M Fund Brandes International Equity                        44        (11)         33
MFS VIT Capital Opportunities                             360        (64)        296

(CONTINUED)

                                                              NET
                                        UNITS     UNITS     INCREASE
SUBACCOUNT                             ISSUED   REDEEMED   (DECREASE)
---------------------------------------------------------------------
MFS VIT Emerging Growth                13,005   (16,101)     (3,096)
MFS VIT Total Return                   29,844   (14,656)     15,188
MFS VIT Utilities                      11,420   (11,808)       (388)
NB AMT Mid-Cap Growth                  42,017   (15,053)     26,964
NB AMT Partners                         5,504    (6,828)     (1,324)
NB AMT Regency                         10,056    (1,216)      8,840
PIMCO VIT OPCAP Global Equity           2,174    (1,022)      1,152
PIMCO VIT OPCAP Managed                 1,061    (1,085)        (24)
Putnam VT Growth & Income Class IB         33      (115)        (82)
Putnam VT Health Sciences Class IB      3,207    (3,428)       (221)
DWS VIP EAFE Equity Index               7,116   (19,580)    (12,464)
DWS VIP Equity 500 Index               75,360   (31,688)     43,672
DWS VIP Small Cap Index                25,179    (5,659)     19,520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Lincoln Life & Annuity Company of New York and Contract Owners of Lincoln Life & Annuity Flexible Premium Variable Life Account M

We have audited the accompanying statement of assets and liabilities of Lincoln Life & Annuity Flexible Premium Variable Life Account M ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2006, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Lincoln Life & Annuity Flexible Premium Variable Life Account M at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended in conformity with U.S. generally accepted accounting principles.


Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2007

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEETS

                                                                2006    2005
                                                               ------   ------
                                                                (IN MILLIONS)
                                                               ---------------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity (cost: 2006 -- $2,019; 2005 -- $2,012)    $2,046   $2,062
      Equity (cost: 2006 -- $3; 2005 -- $2)                         3        3
   Mortgage loans on real estate                                  174      182
   Policy loans                                                   153      148
   Other investments                                                3        4
                                                               ------   ------
         Total Investments                                      2,379    2,399
Cash and invested cash                                             35       16
Deferred acquisition costs and value of business
   acquired                                                       278      255
Premiums and fees receivable                                        2       --
Accrued investment income                                          30       30
Amounts recoverable from reinsurers                               108       92
Goodwill                                                          110      110
Other assets                                                       38       37
Assets held in separate accounts                                1,728    1,200
                                                               ------   ------
         Total Assets                                          $4,708   $4,139
                                                               ======   ======
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
Insurance and investment contract liabilities:
   Insurance policy and claim reserves                         $  284   $  259
   Investment contract and policyholder funds                   1,993    1,981
                                                               ------   ------
         Total Insurance and Investment Contract Liabilities    2,277    2,240
Deferred gain on indemnity reinsurance                              2        3
Other liabilities                                                  82      104
Liabilities related to separate accounts                        1,728    1,200
                                                               ------   ------
         Total Liabilities                                      4,089    3,547
                                                               ------   ------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 8)
SHAREHOLDER'S EQUITY
Common stock -- $100 par value authorized, issued
   and outstanding shares -- 20,000 (owned by The
   Lincoln National Life Insurance Company)                         2        2
Retained earnings                                                 607      572
Accumulated Other Comprehensive Income:
   Net unrealized gain on securities available-for-sale            10       18
                                                               ------   ------
         Total Accumulated Other Comprehensive Income              10       18
                                                               ------   ------
         Total Shareholder's Equity                               619      592
                                                               ------   ------
         Total Liabilities and Shareholder's Equity            $4,708   $4,139
                                                               ======   ======

See accompanying Notes to the Financial Statements

STATEMENTS OF INCOME

                                                          2006   2005   2004
                                                          ----   ----   ----
                                                             (IN MILLIONS)
                                                          ------------------
REVENUE:
Insurance premiums                                        $ 17   $  6   $ 11
Insurance fees                                              92     73     67
Net investment income                                      139    138    139
Realized loss on investments                                (3)    (3)    (5)
Other revenue and fees                                      --      1      1
                                                          ----   ----   ----
   Total Revenue                                           245    215    213
                                                          ----   ----   ----
BENEFITS AND EXPENSES:
Benefits                                                   124    114    116
Underwriting, acquisition, insurance and other expenses     72     58     52
                                                          ----   ----   ----
   Total Benefits and Expenses                             196    172    168
                                                          ----   ----   ----
Income before Federal Income Taxes                          49     43     45
Federal income taxes                                        14     14     15
                                                          ----   ----   ----
   Net Income                                             $ 35   $ 29   $ 30
                                                          ====   ====   ====

See accompanying Notes to the Financial Statements

STATEMENTS OF SHAREHOLDER'S EQUITY

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
COMMON STOCK:
Balance at beginning and end-of-year                         $  2   $  2   $  2
RETAINED EARNINGS:
Balance at beginning-of-year                                  572    543    513
Comprehensive income                                           27      9     28
Less other comprehensive loss (net of federal income tax):
   Net unrealized loss on securities available-for-sale,
      net of reclassification adjustment                       (8)   (20)    (2)
                                                             ----   ----   ----
Net income                                                     35     29     30
                                                             ----   ----   ----
      Balance at End-of-Year                                  607    572    543
                                                             ----   ----   ----
NET UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE:
Balance at beginning-of-year                                   18     38     40
Change during the year                                         (8)   (20)    (2)
                                                             ----   ----   ----
      Balance at End-of-Year                                   10     18     38
                                                             ----   ----   ----
Total Shareholder's Equity at End-of-Year                    $619   $592   $583
                                                             ====   ====   ====

See accompanying Notes to the Financial Statements

STATEMENTS OF CASH FLOWS

                                                       2006   2005    2004
                                                      ---------------------
                                                          (IN MILLIONS)
                                                      ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            $  35  $  29   $  30
Adjustments to reconcile net income to net cash
   provided by operating  activities:
   Deferred acquisition costs and value of
      business acquired                                 (17)   (20)    (12)
   Insurance policy and claim reserve                    25    (72)    (59)
   Investment contract and policyholder funds            (5)   100      75
   Amounts recoverable from reinsurers                  (16)    (5)    (14)
   Federal income taxes                                 (10)    --       4
   Realized loss on investments and derivative
      instruments                                         2      3       5
   Other                                                 17    (16)     (6)
                                                      -----  -----   -----
      Net Adjustments                                    (4)   (10)     (7)
                                                      -----  -----   -----
      Net Cash Provided by Operating Activities          31     19      23
                                                      -----  -----   -----
CASH FLOWS FROM INVESTING ACTIVITIES:
Securities-available-for-sale:
   Purchases                                           (207)  (286)   (308)
   Sales                                                 55     47      88
   Maturities                                           148    182     164
Purchase of other investments                           (14)   (41)    (54)
Sale or maturity of other investments                     9     36      33
Other                                                   (20)   (20)     30
                                                      -----  -----   -----
      Net Cash Used in Investing Activities             (29)   (82)    (47)
                                                      -----  -----   -----
CASH FLOWS FROM FINANCING ACTIVITIES:
Universal life and investment contract deposits         257    240     246
Universal life and investment contract
   withdrawals                                         (181)  (194)   (165)
Investment contract transfers                           (59)   (16)    (44)
Common stock issued for benefit plans                    --     --      --
                                                      -----  -----   -----
      Net Cash Provided by Financing Activities          17     30      37
                                                      -----  -----   -----
      Net Increase (Decrease) in Cash and Invested
         Cash                                            19    (33)     13
Cash and Invested Cash at Beginning-of-Year              16     49      36
                                                      -----  -----   -----
      Cash and Invested Cash at End-of-Year           $  35  $  16   $  49
                                                      =====  ======= =====

See accompanying Notes to the Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lincoln Life & Annuity Company of New York (the "Company" which may also be referred to as "we" or "us") is a wholly-owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly-owned subsidiary of Lincoln National Corporation ("LNC"). The Company is currently seeking approval to merge with and into Jefferson Pilot LifeAmerica Insurance Company ("JPLA"), an affiliate, with the name of the surviving entity being Lincoln Life & Annuity Company of New York. JPLA is also currently seeking approval for redomestication from New Jersey to New York. It is anticipated that the redomestication and then the merger will occur effective April 2, 2007. The New Jersey Insurance Department has already approved the redomestication of JPLA from New Jersey to New York. The acceptance of the redomestication to New York and the merger (with the associated name change) are still currently pending approval from the New York Insurance Department. We received regulatory approval for the novation of a block of business from LNL to the Company effective March 1, 2007. This movement of business is a portion of Management's plan to eliminate LNL's accredited reinsurer status in the state of New York. Once completed, this transaction will move approximately $3 billion in assets to the Company.

The Company's principal business consists of underwriting annuities and life insurance contracts sold through multiple distribution channels. The Company conducts business only in New York. Operations are divided into two operating businesses: Individual Markets and Employer Markets. These Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The balance sheet information presented in these financial statements and notes thereto is as of December 31 for each respective year. The statement of income information is for the year ended December 31 for each respective year.

USE OF ESTIMATES.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"). Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and interest income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

For the mortgage-backed securities portion of the available-for-sale fixed maturity securities portfolio, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; or 3) the fair value of the collateral. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. The net provision for losses is reported as realized gain (loss) on investments. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We recognize all derivative instruments as either assets or liabilities in the Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has derivative instruments that are economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

We have certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

See Note 10 for further discussion of our accounting policy for derivative instruments.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE AND TRADITIONAL LIFE INSURANCE PRODUCTS.

INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts represent segregated funds administered and invested by us for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the statements of income.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, AND DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS No. 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts, are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There are currently no deferred acquisition costs ("DAC") being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Value of business acquired ("VOBA") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale. Amortization expense of DAC and VOBA reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC and VOBA amortization within realized gains and losses reflecting the incremental impact of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility in net realized gains and losses.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. (See above for discussion of amortization methodologies.)

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") included in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2004 through 2006 ranged from 4.00% to 7.00%. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB"), and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB").

GOODWILL.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause us to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%.

The liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

Business assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised approximately 3% of the face amount of insurance in-force, and dividend expenses were $5 million for the year ended December 31, 2006, and $6 million for the years ended December 31, 2005 and 2004.

REINSURANCE.

The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

The Company's employees participate in the pension and postretirement benefit plans sponsored by LNC. Pursuant to the accounting rules for the obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses including the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan.

STOCK BASED COMPENSATION.

The Company expenses the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in shareholders' equity. For additional information on stock based incentive compensation see Note 8.

INCOME TAXES.

The Company has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

RECLASSIFICATIONS.

Certain amounts reported in prior years' Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT. In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on our income before Federal income taxes or net income.

Prior to January 1, 2006, the Company had adopted the retroactive restatement method under SFAS No. 148, "Accounting for Stock-based Compensation -- Transition and Disclosure," and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

See Note 8 for more information regarding our stock-based compensation plans.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS. In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006, with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our financial statements.

STATEMENT OF POSITION 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS. In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or
(c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted this new accounting guidance effective January 1, 2007, impacting our Individual Markets Annuities business. Our adoption will result in a reduction to our DAC and VOBA balances between $1 million to $2 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. The adoption of this new guidance impacts our assumptions of lapsation used in the amortization of DAC and VOBA on some of our blocks of business. The impact of SOP 05-1 is expected to prospectively increase DAC and VOBA amortization $0 million to $1 million, pre-tax, in 2007 assuming that replacement activity, as defined by SOP 05-1, is comparable to recent years. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

EITF 03-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS. In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required the accrual of income on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made.

In September 2004, the FASB delayed the effective date of the accounting and measurement provisions of EITF 03-1 in order to consider further guidance. However, the disclosure requirements and the definition of other-than-temporary impairment ("OTTI") included in EITF 03-1 were not delayed, and accordingly we adopted the definition of OTTI to evaluate all securities within the scope of EITF 03-1 and provided the required disclosures.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of EITF 03-1, references existing OTTI guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 will be applied prospectively and is effective for reporting periods beginning after December 15, 2005. We adopted FSP 115-1 on January 1, 2006, without any material impact to the financial statements.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140. In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to adopt SFAS 155 beginning January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. SFAS 155 is not expected to have a material impact on our financial condition and results of operations at adoption, however, application of the requirements of SFAS 155 may result in the classification of additional derivative transactions with changes in fair value recognized in net income.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We adopted the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement was not permitted. The adoption of SFAS 155 did not have a material impact on our financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our financial condition and results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our financial condition and results of operations.

STATEMENT OF POSITION 03-1 -- In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as GMDB, and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                                 AMORTIZED COST   GAINS   LOSSES   FAIR VALUE
                                                 --------------   -----   ------   ----------
                                                                  (IN MILLIONS)
                                                 -----------------------------------------------
2006:
   Corporate bonds                                   $1,551       $ 40    $  (17)    $1,574
   U.S. Government bonds                                 11         --        --         11
   Foreign government bonds                              15          3        --         18
   Asset and mortgage-backed securities:
      Mortgage pass through securities                   38          1        (1)        38
      Collateralized mortgage obligations               164          1        (2)       163
      Commercial Mortgage Backed Securities             203          4        (2)       205
      Other asset-backed securities                      13         --        --         13
   State and municipal bonds                             21         --        --         21
   Redeemable preferred stocks                            3         --        --          3
                                                     ------       ----    ------     ------
         Total fixed maturity securities              2,019         49       (22)     2,046
Equity securities                                         3         --        --          3
                                                     ------       ----    ------     ------
         Total                                       $2,022       $ 49    $  (22)    $2,049
                                                     ======       ====    ======     ======
2005:
   Corporate bonds                                   $1,546       $ 59    $  (16)    $1,589
   U.S. Government bonds                                 11         --        --         11
   Foreign government bonds                              16          2        --         18
   Asset and mortgage-backed securities:
      Mortgage pass-through securities                   40          1        --         41
      Collateralized mortgage obligations               156          1        (2)       155
      Commercial Mortgage Backed Securities             208          6        (2)       212
      Other asset-backed securities                       7         --        --          7
   State and municipal bonds                             23          1        --         24
   Redeemable preferred stocks                            5         --        --          5
                                                     ------       ----    ------     ------
         Total fixed maturity securities              2,012         70       (20)     2,062
Equity securities                                         2          1        --          3
                                                     ------       ----    ------     ------
         Total                                       $2,014       $ 71    $  (20)    $2,065
                                                     ======       ====    ======     ======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                                              AMORTIZED    FAIR
                                                                 COST      VALUE
                                                              ---------   ------
                                                                 (IN MILLIONS)
                                                              ------------------
Due in one year or less                                         $   92    $   92
Due after one year through five years                              477       483
Due after five years through ten years                             507       506
Due after ten years                                                525       546
                                                                ------    ------
   Subtotal                                                      1,601     1,627
Asset and mortgage-backed securities                               418       419
                                                                ------    ------
   Total                                                        $2,019    $2,046
                                                                ======    ======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset and mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                                               AMORTIZED    FAIR
                                                                  COST     VALUE
                                                               ---------   -----
                                                                 (IN MILLIONS)
                                                               -----------------
Below 5%                                                          $ 14      $ 14
5%-6%                                                              160       158
6%-7%                                                              141       141
Above 7%                                                           103       106
                                                                  ----      ----
   Total                                                          $418      $419
                                                                  ====      ====

The quality ratings of fixed maturity securities are as follows:

                  RATING AGENCY
    NAIC            EQUIVALENT          FAIR    % OF
DESIGNATION        DESIGNATION         VALUE   TOTAL
-----------   ---------------------   ------   ------
                                        (IN MILLIONS)
                                      ---------------
     1        AAA / AA / A            $1,338    65.4%
     2        BBB                        643    31.4%
     3        BB                          42     2.1%
     4        B                           16     0.8%
     5        CCC and lower                7     0.3%
     6        In or near default          --     0.0%
                                      ------   -----
                                      $2,046   100.0%
                                      ======   =====

The major categories of net investment income are as follows:

                                                              2006   2005   2004
                                                              ----   ----   ----
                                                                 (IN MILLIONS)
                                                              ------------------
Fixed maturity securities available-for-sale                  $119   $118   $120
Equity securities available-for-sale                            --     --     --
Mortgage loans on real estate                                   12     12     11
Policy loans                                                     9      9      9
Other investments                                                1      1      1
                                                              ----   ----   ----
   Investment revenue                                          141    140    141
Investment expense                                               2      2      2
                                                              ----   ----   ----
   Net investment income                                      $139   $138   $139
                                                              ====   ====   ====

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
Fixed maturity securities available-for-sale
   Gross gain                                                 $ 2    $ 2    $ 3
   Gross loss                                                  (3)    (3)    (6)
Associated amortization of
   deferred acquisition costs and
   provision for policyholder commitments                      (2)    (3)    (2)
                                                              ---    ---    ---
Total Investments                                              (3)    (4)    (5)
Derivative instruments net of associated
   (amortization)/ restoration of deferred
   acquisition costs                                           --      1     --
                                                              ---    ---    ---
Total investments and derivative instruments                  $(3)   $(3)   $(5)
                                                              ===    ===    ===

Write-downs for other than temporary declines in fair value of fixed maturity securities and net changes in allowances for loss on mortgage loans, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                               (IN MILLIONS)
                                                             ------------------
Fixed maturity securities available-for-sale                  $2     $2     $4

The change in net unrealized gains on investments in fixed maturity and equity securities available-for-sale is as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
Fixed maturity securities                                    $(23)  $(56)   $(4)
Equity securities                                              (1)    --     --
                                                             ----   ----    ---
Total                                                        $(24)  $(56)   $(4)
                                                             ====   ====    ===

For securities available-for-sale held by the Company at December 31, 2006 and 2005, that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                             FAIR  % FAIR  AMORTIZED  % AMORTIZED  UNREALIZED  % UNREALIZED
                            VALUE   VALUE     COST        COST        LOSS         LOSS
                            -----  ------  ---------  -----------  ----------  ------------
                                                   (IN MILLIONS)
                            ---------------------------------------------------------------
2006
less than or equal
 to 90 days                  $222    23.4%    $224        23.1%       $ (2)          9.1%
greater than 90 days
 but less than or equal
 to 180 days                   13     1.4%      13         1.4%         --           0.0%
greater than 180 days but
 less than or equal to
 270 days                       5     0.5%       5         0.5%         --           0.0%
greater than 270 days but
 less than or equal to
 1 year                        91     9.6%      93         9.6%         (2)          9.1%
greater than 1 year           616    65.1%     634        65.4%        (18)         81.8%
                             ----   -----     ----       -----        ----         -----
   Total                     $947   100.0%    $969       100.0%       $(22)        100.0%
                             ====   =====     ====       =====        ====         =====
2005
less than or equal to
 90 days                     $167    21.2%    $168        20.8%       $ (1)          5.0%
greater than 90 days but
 less than or equal to
 180 days                     360    45.8%     367        45.5%         (7)         35.0%
greater than 180 days but
 less than or equal to
 270 days                      41     5.2%      42         5.2%         (1)          5.0%
greater than 270 days but
 less than or equal to
 1 year                        60     7.6%      62         7.7%         (2)         10.0%
greater than 1 year           159    20.2%     168        20.8%         (9)         45.0%
                             ----   -----     ----       -----        ----         -----
   Total                     $787   100.0%    $807       100.0%       $(20)        100.0%
                             ====   =====     ====       =====        ====         =====

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                    LESS THAN
                                                OR EQUAL TO TWELVE     GREATER THAN TWELVE
                                                      MONTHS                 MONTHS                   TOTAL
                                              ---------------------   ---------------------   ---------------------
                                                           GROSS                   GROSS                   GROSS
                                              CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                              --------   ----------   --------   ----------   --------   ----------
                                                                           (IN MILLIONS)
                                              ---------------------------------------------------------------------
2006
   Corporate bonds                              $277         $ (4)      $437        $(14)       $714        $(18)
   U.S. government bonds                           3           --         --          --           3          --
   Foreign government bonds                        1           --         --          --           1          --
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            --           --         22          (1)         22          (1)
      Collateralized mortgage obligations         25           --         85          (2)        110          (2)
      Commercial mortgage backed securities       25           --         63          (1)         88          (1)
      Other asset-backed securities               --           --          1          --           1          --
   State and municipal bonds                      --           --          8          --           8          --
   Redeemable preferred stocks                    --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total fixed maturity securities         331           (4)       616         (18)        947         (22)
Equity securities                                 --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total                                  $331         $ (4)      $616        $(18)       $947        $(22)
                                                ====         ====       ====        ====        ====        ====

2005:
   Corporate bonds                              $437         $ (8)      $131        $ (8)       $568        $(16)
   U.S. government bonds                          --           --         --          --          --          --
   Foreign government bonds                       --           --         --          --          --          --
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            20           --          5          --          25          --
      Collateralized mortgage obligations         94           (2)         6          --         100          (2)
      Commercial mortgage backed securities       69           (1)        16          (1)         85          (2)
      Other asset-backed securities                1           --         --          --           1          --
   State and municipal bonds                       7           --          1          --           8          --
   Redeemable preferred stocks                    --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total fixed maturity securities         628          (11)       159          (9)        787         (20)
Equity securities                                 --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total                                  $628         $(11)      $159        $ (9)       $787        $(20)
                                                ====         ====       ====        ====        ====        ====

Securities available-for-sale deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 for a general discussion of the methodologies and assumptions used to determine estimated fair values.

Impaired mortgage loans and the related allowance for losses were not significant in 2006 and 2005.

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

The mortgage loan allowance for losses for these impaired mortgage loans for the years ended December 31, 2006, 2005 and 2004 was less than $1 million for each period.

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were not significant in 2006, 2005 and 2004.

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and 2005, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued.

As of December 31, 2006 and 2005, the Company had restructured mortgage loans of less than $1 million. The Company recorded less than $1 million of interest income on these restructured mortgage loans in 2006 and 2005. Interest income in the amount of less than $1 million would have been recorded in both 2006 and 2005 on these mortgage loans according to their original terms. As of December 31, 2006 and 2005, the Company had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006 the Company's investment commitments for fixed maturity securities (primarily private placements) and mortgage loans on real estate were $8 million.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled less than $1 million and $2 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                       2006   2005   2004
                       ----   ----   ----
                         (IN MILLIONS)
                       ------------------
Current                $(2)    $ 9    $13
Deferred                16       5      2
                       ---     ---    ---
   Total tax expense   $14     $14    $15
                       ===     ===    ===

The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $17    $15    $16
Effect of:
   Tax-preferred investment income    (1)    (1)    (1)
   Other items                        (2)    --     --
                                     ---    ---    ---
      Provision for income taxes     $14    $14    $15
                                     ===    ===    ===
      Effective tax rate              29%    32%    34%

The Federal income tax asset (liability) is as follows:

                                        2006   2005
                                        ----   ----
                                       (IN MILLIONS)
                                       -------------
Current                                 $  7   $ (5)
Deferred                                 (41)   (31)
                                        ----   ----
   Total Federal income tax liability   $(34)  $(36)
                                        ====   ====

Components of the Company's deferred tax assets and liabilities are as follows:

                                                        2006   2005
                                                        ----   ----
                                                       (IN MILLIONS)
                                                       -------------
Deferred tax assets:
Insurance and investment contract liabilities           $ 60   $ 67
Investments                                                1      2
Compensation and benefit plans                             1     --
Ceding commission asset                                    2      3
Other                                                     --      5
                                                        ----   ----
   Total deferred tax assets                              64     77
                                                        ----   ----
Deferred tax liabilities:
Deferred acquisition costs                                54     40
Net unrealized gain on securities  available-for-sale      9     18
Present value of business in-force                        37     41
Other                                                      5      9
                                                        ----   ----
   Total deferred tax liabilities                        105    108
                                                        ----   ----
   Net deferred tax liability                           $ 41   $ 31
                                                        ====   ====

The Company files its tax return as part of a consolidated Federal income tax filing with its common parent, LNC. Net cash paid to LNC for Federal income taxes in 2006, 2005 and 2004 was $10 million, $13 million and $10 million, respectively.

At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", are as follows:

                                       2006   2005   2004
                                       ----   ----   ----
                                          (IN MILLIONS)
                                       ------------------
Insurance assumed                      $ --   $ --   $ --
Insurance ceded                         (38)   (46)   (38)
                                       ----   ----   ----
   Net reinsurance premiums and fees   $(38)  $(46)  $(38)
                                       ====   ====   ====

The income statement caption, "Benefits," is net of reinsurance recoveries of $44 million, $39 million and $57 million for the years ended December 31, 2006, 2005 and 2004, respectively.

A rollforward of the balance sheet account, "Deferred Acquisition Costs," is as follows:

                                           2006   2005   2004
                                           ----   ----   ----
                                              (IN MILLIONS)
                                           ------------------
Balance at beginning-of-year               $138   $ 82   $ 56
Deferral                                     55     50     41
Amortization                                (27)   (16)   (15)
Adjustment related to realized gains on
   securities available-for-sale             (2)    (2)    (2)
Adjustment related to unrealized  losses
   on securities available-for-sale           8     24      2
                                           ----   ----   ----
Balance at end-of-year                     $172   $138   $ 82
                                           ====   ====   ====

A rollforward of balance sheet account "Value of Business Acquired" is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $117   $131   $144
   Amortization, net            (11)   (14)   (13)
                               ----   ----   ----
Balance at end-of-year         $106   $117   $131
                               ====   ====   ====

Future estimated amortization of VOBA is as follows:

2007-$10   2008-$12         2009-$12
2010-$12   2011-$ 6   Thereafter-$54

Realized losses on investments and derivative instruments on the Statements of Income for 2006, 2005 and 2004 are net of amounts amortized against DAC and VOBA of $2 million, $3 million and $2 million, respectively. In addition, realized gains and losses are net of adjustments made to policyholder reserves. These amounts were not material for 2006, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

A rollforward of deferred sales inducements, included in other assets on the balance sheet, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $ 8    $ 5     $ 2
   Capitalized                   3      4       3
   Amortization                 (1)   $(1)     --
                               ---    ---     ---
Balance at end-of-year         $10    $ 8     $ 5
                               ===    ===     ===

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             -------------------
Commissions                                                  $ 53   $ 40   $ 51
General and administrative expenses                            31     33     10
Deferred acquisition costs net of amortization                (28)   (34)   (26)
Other intangibles amortization                                 11     14     13
Taxes, licenses and fees                                        5      4      4
Restructuring charges-includes merger-integration expenses     --      1     --
                                                             ----   ----   -----
   Total                                                     $ 72   $ 58   $ 52
                                                             ====   ====   ====

The carrying amount of goodwill by reportable segment as of December 31 is as follows:

                       2006   2005
                       ----   ----
                      (IN MILLIONS)
                      -------------
Individual Markets:
Life Insurance         $ 93   $ 93
Annuities                17     17
                       ----   ----
   Total               $110   $110
                       ====   ====

Details underlying the balance sheet caption, "Investment Contract and Policyholder Funds," are as follows:

                                                     DECEMBER 31,
                                                   ---------------
                                                    2006     2005
                                                    -----    -----
                                                    (IN MILLIONS)
                                                   ---------------
Premium deposit funds                              $1,000   $1,027
Other policyholder funds                              960      926
Deferred front end loads                               27       20
Undistributed earnings on participating business        6        8
                                                   ------   ------
   Total                                           $1,993   $1,981
                                                   ======   ======

Property and Equipment, which is included in other assets on the balance sheet, includes accumulated depreciation of less than $1 million at both December 31, 2006 and 2005.

6. INSURANCE BENEFIT RESERVES

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                                         2006    2005
                                                         ----    ----
                                                      IN EVENT OF DEATH
                                                    ---------------------
                                                    (DOLLARS IN MILLIONS)
                                                    ---------------------
RETURN OF NET DEPOSIT
   Account value                                        $1,217   $986
   Net amount at risk                                        1      1
   Average attained age of contractholders                  49     49
RETURN OF NET DEPOSITS PLUS A  MINIMUM RETURN(1)
   Average attained age of contractholders                  76     75
   Guaranteed minimum return                                 5%     5%
HIGHEST SPECIFIED ANNIVERSARY ACCOUNT VALUE MINUS
   WITHDRAWALS POST ANNIVERSARY
   Account value                                        $  864   $633
   Net amount at risk                                        2      3
   Average attained age of contractholders                  64     63

----------
(1) Account values and net amounts at risk were not significant for 2006 and 2005.

Approximately $718 million and $390 million of separate account values at December 31, 2006 and 2005 respectively, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $20 million and $4 million of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                                             2006    2005
                                                             ----    ----
                                                            (IN MILLIONS)
                                                            -------------
Asset Type
Domestic equity                                             $  839   $546
International equity                                           148     86
Bonds                                                          190    136
                                                            ------   ----
   Total                                                     1,177    768
Money market                                                   148     97
                                                            ------   ----
   Total                                                    $1,325   $865
                                                            ======   ====
Percent of total variable annuity separate account values       81%    74%
                                                            ======   ====

The following table summarizes the liabilities for GMDB:

                              GMDB
                          2006   2005
                          ----   ----
                         (IN MILLIONS)
                         -------------
Balance at January 1       $--    $--
Changes in reserves          1     --
Benefits paid               --     --
                           ---    ---
Balance at December 31     $ 1    $--
                           ===    ===

7. EMPLOYEE BENEFIT PLANS

The Company's employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the cash balance formula. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus. All benefits accruing under the defined benefit plan for agents were frozen as of December 31, 1994. The plan is funded by contributions to a tax-exempt trust. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans. The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company with a defined pension benefit based on years of service and final monthly salary upon death or retirement. This plan was frozen as of December 31, 2004.

LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was amended to provide that employees not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was amended to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

LNC uses December 31 as the measurement date for its pension and post-retirement plans.

401(k) AND PROFIT SHARING PLANS

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company.) The Company's contribution to the 401(k) plans is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of base pay plus cash bonus, and is invested as directed by the participant. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (again up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors. The Company's expense for the 401 (k) plan were not significant in 2006, 2005 and 2004.

DEFERRED COMPENSATION PLANS

LNC sponsors deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, the Company agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans were not significant in 2006, 2005, and 2004.

The Company's total liabilities associated with these plans were $1 million at December 31, 2006 and 2005.

8. STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, restricted stock awards, restricted stock units, and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense for stock-based awards to employees of the Company was not significant for 2006, 2005 and 2004.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS

Net income (loss) as determined in accordance with statutory accounting practices for the Company was $(22) million, $(12) million and $21 million for 2006, 2005 and 2004 respectively.

Statutory surplus for the Company was $230 million and $254 million at December 31, 2006 and 2005, respectively. The state of New York has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and effect the Company's reported statutory surplus. The Company utilizes a prescribed method for calculating annuity reserves, which decreased statutory surplus by $3 million and $2 million at December 31, 2006 and 2005, respectively. The Company also uses a permitted valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million at December 31, 2006 and 2005.

The Company is subject to certain insurance department restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2006, 2005, or 2004.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, the Company has received inquiries including requests for information and/or subpoenas from various authorities including the SEC, the National Association of Securities Dealers ("NASD") and the New York Attorney General, as well as notices of potential proceedings from the SEC and NASD. The Company is in the process of responding to, and in some cases has settled or is in the process of settling, certain of those inquiries and potential proceedings. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect the Company's financial position.

INSURANCE CEDED AND ASSUMED

The Company cedes insurance to other insurance companies. The portion of risks exceeding the company's retention limit is reinsured with other insurers. The Company seeks reinsurance coverage within the businesses that sell life insurance to limit its liabilities. As of December 31, 2006, the Company's maximum retention was less than $1 million on a single insured. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the company's exposure to interest rate risks. At December 31, 2006, the ceded reserves associated with these reinsurance arrangements totaled $15 million. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying Financial Statements reflect premiums, benefits and deferred acquisition costs net of insurance ceded (see Note 5). The Company remains liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

As a result of indemnity reinsurance transactions entered into by the Company to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2006 29% of such mortgages, or $51 million, involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $4 million. Also at December 31, 2006, the Company did not have a material concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position. Because the Company sells insurance products only in the state of New York, the Company does have a material concentration of its business in that state. This concentration could make the Company vulnerable to legislative or other risks that might significantly impact the ability to do business in the state of New York. The Company is not aware of any significant risks as a result of this geographic concentration.

OTHER CONTINGENCY MATTERS

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005 the Company's derivative instruments consisted principally of the reinsurance related embedded derivative attributable to Modco and CFW arrangements. See Notes 1 and 10 for additional information.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS

The estimated fair value of investments in policy loans is calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

DERIVATIVE INSTRUMENTS

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

OTHER INVESTMENTS, CASH AND INVESTED CASH

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting. Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

INVESTMENT TYPE INSURANCE CONTRACTS

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contract and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contract and Policyholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor has the Company determined the fair value of such contracts. It is the Company's position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.

INVESTMENT COMMITMENTS

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                                         2006                2005
                                                                 ------------------   ------------------
                                                                 CARRYING     FAIR    CARRYING     FAIR
                                                                   VALUE     VALUE      VALUE     VALUE
                                                                 --------   -------   --------   -------
                                                                                (IN MILLIONS)
                                                                 ---------------------------------------
Assets (liabilities):
Fixed maturities securities                                       $ 2,046   $ 2,046    $ 2,062   $ 2,062
Equity securities                                                       3         3          3         3
Mortgage loans on real estate                                         174       178        182       189
Policy loans                                                          153       164        148       158
Other investments                                                       3         3          4         4
Cash and invested cash                                                 35        35         16        16
Investment type insurance contracts:
   Deposit contracts and certain guaranteed interest contracts     (1,039)   (1,027)    (1,007)   (1,016)
   Remaining guaranteed interest and similar contracts                 --        --         --        --
Investment commitments                                                 --        --         --        --
Derivative instruments*                                                 2         2         --        --

----------
* Total derivative instruments for 2006 represent reinsurance related embedded derivatives of $2 million recorded as a contraliability in insurance policy and claim reserves on the Balance Sheets.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of deferred acquisition costs of $17 million and $20 million, respectively, excluding adjustments for deferred acquisition costs applicable to changes in fair value of securities. The carrying values of these contracts are stated net of deferred acquisition costs so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses:
(1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

Individual Markets. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

Employer Markets. The Employer Markets business provides its products through the Retirement Products segment. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Retirement Products segment, which consists of its Defined Contribution and Executive Benefits businesses, Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have "Other Operations," which includes the financial data for operations that are not directly related to the business segments as well as unallocated items (such as corporate investment income on assets not allocated to our business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Financial data by segment for 2004 through 2006 is as follows:

                                      2006   2005   2004
                                      ----   ----   ----
                                         (IN MILLIONS)
                                      ------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Annuities                       $ 35   $ 22   $ 22
      Life Insurance                   147    121    134
                                      ----   ----   ----
      Total Individual Markets         182    143    156
                                      ----   ----   ----
   Employer Markets:
      Retirement Products               55     53     50
Other Operations                        11     22     12
Net realized investment results(1)      (3)    (3)    (5)
                                      ----   ----   ----
      Total                           $245   $215   $213
                                      ====   ====   ====
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Annuities                       $ 10   $  4   $  2
      Life Insurance                    18     17     22
                                      ----   ----   ----
      Total Individual Markets          28     21     24
                                      ----   ----   ----
   Employer Markets:
      Retirement Products                3      2      2
Other Operations                         6      8      7
Net realized investment results(2)      (2)    (2)    (3)
                                      ----   ----   ----
Net Income                            $ 35   $ 29   $ 30
                                      ====   ====   ====

                          2006     2005
                         ------   ------
                          (IN MILLIONS)
                         ---------------
ASSETS:
   Annuities             $1,590   $1,141
   Life Insurance         1,762    1,627
   Retirement Products    1,284    1,209
   Other Operations          72      162
                         ------   ------
Total                    $4,708   $4,139
                         ======   ======

----------
(1) Includes realized losses on investments of $3 million, $4 million and $5 million for 2006, 2005 and 2004, respectively; and realized gains on derivative instruments of $1 million for 2005.

(2) Includes realized losses on investments of $2 million, $2 million and $3 million for 2006, 2005 and 2004, respectively.

12. SHAREHOLDER'S EQUITY

LNL owns all of the 20,000 authorized, issued and outstanding shares of $100 par value common stock of the Company.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                         2006     2005
                                        ------   ------
                                         (IN MILLIONS)
                                        ---------------
Fair value of securities
   available-for-sale                   $2,049   $2,065
Cost of securities available-for-sale    2,022    2,014
                                        ------   ------
Unrealized gain                             27       51
Adjustments to deferred
   acquisition costs                       (10)     (18)
Amounts required to satisfy
   policyholder commitments                 (1)      (3)
Deferred income taxes                       (6)     (12)
                                        ------   ------
   Net unrealized gain on securities
      available-for-sale                $   10   $   18
                                        ======   ======

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                           2006   2005   2004
                                           ----   ----   ----
                                              (IN MILLIONS)
                                           ------------------
Unrealized gains (losses) on securities
   available-for-sale arising during
   the year                                $(13)  $(30)   $ 1
Less: Reclassification adjustment for
   gains on disposals of prior year
   inventory included in net income(1)        1      1      2
Less: Federal income tax expense
   (benefit) on reclassification             (6)   (11)     1
                                           ----   ----    ---
Net change in unrealized gain (loss) on
   securities available-for-sale, net of
   reclassifications and federal income
   tax expense (benefit)                   $ (8)  $(20)   $(2)
                                           ====   ====    ===

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

Adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments are netted against the deferred acquisition costs asset line and included within the insurance policy and claim reserve line on the Balance Sheets, respectively.

13. RESTRUCTURING CHARGES

The following provides details on the Company's restructuring charges.

All restructuring charges recorded by the Company are included in underwriting, acquisition, insurance and other expenses within Other Operations on the Statements of Income in the years incurred.

2003 RESTRUCTURING PLAN

In January 2003, LNL realigned the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning us for future growth. In February 2003, LNL announced plans to consolidate our fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, LNL announced that it was combining its retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, LNL announced additional realignment activities. The total restructuring cost to the Company was less than $1 million in both 2005 and 2004. There were no restructuring charges in 2006. Additional amounts expended that do not qualify as restructuring charges were less than $1 million for 2004. There were no amounts expended that do not qualify as restructuring during 2006 and 2005. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

The Company's products are primarily distributed through affiliated organizations, LFA and LFD. The Company paid $5 million, $15 million and $13 million in 2006, 2005, and 2004, respectively to these organizations based on business produced by them.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees of approximately $2 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC, which resulted in net payments of $33 million, $28 million and $25 million in 2006, 2005 and 2004, respectively. The Company's related accounts payable to affiliates was $4 million and $1 million as of December 31, 2006 and 2005, respectively.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company Limited relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying Statements of Income has been reduced by $3 million, $9 million and $7 million for premiums paid on these contracts in 2006, 2005, and 2004, respectively. The captions insurance policy and claim reserves and contractholder funds, in the accompanying balance sheets have been reduced by $9 million and $11 million related to reserve credits taken on these contracts as of December 31, 2006 and 2005, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Lincoln Life & Annuity Company of New York

We have audited the accompanying balance sheets of Lincoln Life & Annuity Company of New York ("Company") as of December 31, 2006 and 2005, and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 2007

AUDITED FINANCIAL STATEMENTS

Jefferson Pilot LifeAmerica Insurance Company
As of December 31, 2006 and 2005 and For the Periods April 3 Through
December 31, 2006 and January 1 Through April 2, 2006 and For the Years Ended December 31, 2005 and 2004

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY

                          AUDITED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1
Audited Financial Statements
   Balance Sheets as of December 31, 2006 and 2005                           F-2
Statements of Income for the periods April 3 through December 31, 2006, and January 1 through April 2, 2006 and the years ended December 31,
   2005 and 2004                                                             F-4
Statements of Stockholder's Equity for the periods April 3 through
   December 31, 2006 and January 1 through April 2, 2006 and for the years
   ended December 31, 2005 and 2004                                          F-5
Statements of Cash Flows for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended
   December 31, 2005 and 2004                                                F-6
Notes to Financial Statements                                                F-7

                   [THIS PAGE INTENTIONALLY LEFT BLANK]

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson Pilot LifeAmerica Insurance Company

We have audited the accompanying balance sheets of Jefferson Pilot LifeAmerica Insurance Company (a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company) as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Pilot LifeAmerica Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Greensboro, North Carolina
March 19, 2007

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               DECEMBER 31,
                                                         -----------------------
                                                            2006         2005
                                                         ----------   ----------
ASSETS
Investments:
   Debt securities available-for-sale, at fair value
      (amortized cost  $1,239,939 and $1,112,279)        $1,247,554   $1,129,040
   Debt securities held-to-maturity, at amortized cost
      (fair value  $0 and $107,519)                              --      104,140
   Equity securities available-for-sale, at fair value
      (cost $1,798 and $1,144)                                1,812        1,570
   Mortgage loans on real estate                             77,081       84,644
   Policy loans                                              30,907       30,219
                                                         ----------   ----------
Total investments                                         1,357,354    1,349,613
Cash and cash equivalents                                     8,254        4,748
Accrued investment income                                    18,927       18,192
Due from reinsurers                                          11,293        9,734
Deferred policy acquisition costs                            25,760       53,262
Value of business acquired                                   62,552       11,187
Goodwill                                                     53,556       19,382
Other assets                                                  4,725        1,576
Assets held in separate accounts                             24,388       20,487
                                                         ----------   ----------
Total assets                                             $1,566,809   $1,488,181
                                                         ==========   ==========

See accompanying notes.

                                                              DECEMBER 31,
                                                        ------------------------
                                                           2006          2005
                                                        ----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                               $  157,544   $  130,812
   Policyholder contract deposits                        1,082,087    1,082,688
   Policy and contract claims                                5,773        2,915
   Other                                                    19,857       16,754
                                                        ----------   ----------
Total policy liabilities                                 1,265,261    1,233,169
Currently recoverable income taxes                          (4,599)      (4,130)
Deferred income tax liabilities                             20,836       13,580
Accounts payable, accruals and other liabilities             8,309        7,398
Liabilities related to separate accounts                    24,388       20,487
                                                        ----------   ----------
Total liabilities                                        1,314,195    1,270,504

Commitments and contingent liabilities (see Note 13)

STOCKHOLDER'S EQUITY
   Common stock, par value $20 per share, 132,000
      shares,  authorized,  issued and outstanding           2,640        2,640
   Paid in capital                                         230,447      178,399
   Retained earnings                                        15,849       27,449
   Accumulated other comprehensive income                    3,678        9,189
                                                        ----------   ----------
Total stockholder's equity                                 252,614      217,677
                                                        ----------   ----------
Total liabilities and stockholder's equity              $1,566,809   $1,488,181
                                                        ==========   ==========

See accompanying notes.

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1         YEAR ENDED
                                                            THROUGH       THROUGH         DECEMBER 31,
                                                          DECEMBER 31,    APRIL 2,    ------------------
                                                              2006          2006        2005       2004
                                                          -----------   -----------   --------   -------
REVENUE
Premiums and other considerations                           $18,120       $ 4,926     $ 10,088   $ 6,003
Universal life and investment product charges                17,462         5,468       22,239    16,720
Net investment income                                        57,063        18,736       78,380    79,168
Realized investment losses                                      (13)          (95)      (3,911)   (3,564)
                                                            -------       -------     --------   -------
Total revenues                                               92,632        29,035      106,796    98,327

BENEFITS AND EXPENSES
Insurance and annuity benefits                               48,271        17,530       63,771    65,260
Insurance commissions, net of deferrals                       1,956           685        1,192     1,596
General and administrative expenses, net of deferrals         7,837         2,116        7,958     5,736
Insurance taxes, licenses and fees                            2,414           885        2,187     2,579
Amortization of deferred acquisition costs and value of
   business acquired                                          7,469         2,307       10,580     4,025
Interest expense                                                  3            14           18         1
                                                            -------       -------     --------   -------
Total benefits and expenses                                  67,950        23,537       85,706    79,197
                                                            -------       -------     --------   -------
Income before income taxes                                   24,682         5,498       21,090    19,130
INCOME TAXES:
   Current                                                   (6,007)         (432)       4,712     1,774
   Deferred                                                  14,840         2,391        2,890     4,856
                                                            -------       -------     --------   -------
Total income taxes                                            8,833         1,959        7,602     6,630
                                                            -------       -------     --------   -------
Net income                                                  $15,849       $ 3,539     $ 13,488   $12,500
                                                            =======       =======     ========   =======

See accompanying notes.

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                          ACCUMULATED
                                                                             OTHER           TOTAL
                                         COMMON    PAID IN    RETAINED   COMPREHENSIVE   STOCKHOLDER'S
                                         STOCK     CAPITAL    EARNINGS       INCOME         EQUITY
                                        -------   ---------   --------   -------------   -------------
BALANCE, JANUARY 1, 2004                $ 2,640   $ 178,399   $ 21,461      $ 27,536       $ 230,036
Net income                                   --          --     12,500            --          12,500
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --        (1,205)         (1,205)
                                                                                           ---------
   Comprehensive income                      --          --         --            --          11,295
Dividends paid                               --          --    (15,000)           --         (15,000)
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2004                2,640     178,399     18,961        26,331         226,331
                                        =======   =========   ========      ========       =========
Net income                                   --          --     13,488            --          13,488
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --       (17,142)        (17,142)
                                                                                           ---------
   Comprehensive loss                        --          --         --            --          (3,654)
Dividends paid                               --          --     (5,000)           --          (5,000)
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2005                2,640     178,399     27,449         9,189         217,677
                                        =======   =========   ========      ========       =========
Net income                                   --          --      3,539            --           3,539
Parent company capital contribution
   for stock option expense                  --         530         --            --             530
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --       (10,314)        (10,314)
                                                                                           ---------
   Comprehensive loss                        --          --         --            --          (6,245)
                                        -------   ---------   --------      --------       ---------
BALANCE, APRIL 2, 2006                    2,640     178,929     30,988        (1,125)        211,432
                                        =======   =========   ========      ========       =========
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity             (2,640)   (178,929)   (30,988)        1,125        (211,432)
Lincoln National Corporation
   purchase price                         2,640     230,447         --            --         233,087
                                        -------   ---------   --------      --------       ---------
BALANCE, APRIL 3, 2006                    2,640     230,447         --            --         233,087
                                        =======   =========   ========      ========       =========
Net income                                   --          --     15,849            --          15,849
Unrealized gain on available-for-sale
   securities, net of taxes                  --          --         --         3,678           3,678
                                                                                           ---------
   Comprehensive income                      --          --         --            --          19,527
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2006              $ 2,640   $ 230,447   $ 15,849      $  3,678       $ 252,614
                                        =======   =========   ========      ========       =========

See accompanying notes.

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       PERIOD FROM    PERIOD FROM
                                                          APRIL 3      JANUARY 1          YEAR ENDED
                                                          THROUGH       THROUGH          DECEMBER 31,
                                                       DECEMBER 31,     APRIL 2,    ---------------------
                                                           2006           2006         2005        2004
                                                       ------------   -----------   ---------   ---------
OPERATING ACTIVITIES
Net income                                               $  15,849     $   3,539    $  13,488   $  12,500
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits         10,587         2,431       (5,469)      3,272
   Credits to policyholder accounts, net                     4,825         3,911       24,733      30,097
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                     (26,651)       (3,513)     (11,882)     (9,832)
   Change in receivables and asset accruals                 (2,557)         (872)       2,430         265
   Change in payables and expense accruals                  14,810         1,453        7,415      (5,073)
   Realized investment losses                                   13            95        3,911       3,564
   Depreciation and amortization (accretion)                (2,258)          588        2,359       1,473
   Amortization (accretion) and additions to
      value of business acquired, net                          639           284        2,262      (2,284)
   Stock compensation                                           --           530           --          --
   Other                                                     3,709           (52)          --         910
                                                         ---------     ---------    ---------   ---------
Net cash provided by operating activities                   18,966         8,394       39,247      34,892
                                                         ---------     ---------    ---------   ---------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                    52,806        12,039      134,734      31,932
   Maturities, calls and redemptions                        96,135        15,895      117,009      92,976
   Purchases                                              (193,889)       (8,265)    (204,588)   (209,339)
Securities held-to-maturity:
   Sales                                                        --            35          226         298
   Maturities, calls and redemptions                            --         3,396       22,263      10,617
   Purchases                                                    --            --          (32)         --
Repayments of mortgage loans                                 5,915         1,028       82,275       6,420
Mortgage loans originated                                       --            --     (114,334)    (15,700)
Increase in policy loans, net                                 (299)         (389)      (1,189)     (1,477)
Other investing activities, net                                105          (150)          --          (1)
                                                         ---------     ---------    ---------   ---------
Net cash provided by (used in) investing activities        (39,227)       23,589       36,364     (84,274)
                                                         ---------     ---------    ---------   ---------
FINANCING ACTIVITIES

Policyholder contract deposits                             172,521        26,770      123,658     146,140
Withdrawals of policyholder contract deposits             (142,552)      (64,955)    (196,204)    (97,603)
Cash dividends paid                                             --            --       (5,000)    (15,000)
                                                         ---------     ---------    ---------   ---------
Net cash provided by (used in) financing activities         29,969       (38,185)     (77,546)     33,537
                                                         ---------     ---------    ---------   ---------
Net increase (decrease) in cash and cash equivalents         9,708        (6,202)      (1,935)    (15,845)
Cash and cash equivalents, beginning                        (1,454)        4,748        6,683      22,528
                                                         ---------     ---------    ---------   ---------
Cash and cash equivalents, ending                        $   8,254     $  (1,454)   $   4,748   $   6,683
                                                         =========     =========    =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                            $       3     $      14    $      18   $       1
                                                         =========     =========    =========   =========

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  JEFFERSON-PILOT LIFEAMERICA INSURANCE COMPANY
                          (DOLLAR AMOUNTS IN THOUSANDS)
                                DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Jefferson-Pilot LifeAmerica Insurance Company (JP LifeAmerica or the Company), a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company (the Parent), is domiciled in the state of New Jersey. Prior to April 3, 2006, the Parent was wholly owned by Jefferson-Pilot Corporation (Jefferson-Pilot). The Company is principally engaged in the sale of individual life insurance products, individual annuity products, and worksite and group non-medical products (primarily term life and disability) in the states of New York and New Jersey. These products are marketed primarily through personal producing general agents and brokers throughout the United States.

On April 3, 2006, Lincoln National Corporation (LNC or the Ultimate Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard
(SFAS) No. 141, Business Combinations (SFAS 141), and Jefferson Pilot Financial Insurance Company became wholly owned by LNC. The New York Insurance Department is reviewing for approval a request to merge the Lincoln Life and Annuity Company of New York (LLANY), with and into the Company and the Company into Lincoln National Life Insurance Company (LNL) on April 2, 2007, along with the resulting entity being redomiciled to New York. Both LLANY and LNL are subsidiaries of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JP LifeAmerica were "pushed down" to the Company's financial statements in accordance with push down accounting rules. The Company is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JP LifeAmerica's net assets assumed in the merger was $233,087. Goodwill of $53,556 resulted from the excess of purchase price over the fair value of JP LifeAmerica's net assets. The parent paid a premium over the fair value of JP LifeAmerica's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

                                                   PRELIMINARY     FAIR VALUE
                                                    FAIR VALUE   ADJUSTMENTS(1)
                                                   -----------   --------------
Investments                                        $ 1,306,793      $    753
Due from reinsurers                                      9,540            --
Deferred policy acquisition costs                           --       (59,599)
Value of business acquired                              65,012        53,512
Goodwill                                                53,556        34,174
Other assets                                            24,357         4,912
Assets held in separate accounts                        22,110            --
Policy liabilities                                  (1,219,879)      (18,553)
Income tax liabilities                                  (2,500)        6,456
Accounts payable, accruals and other liabilities        (3,792)           --
Liabilities related to separate accounts               (22,110)           --
                                                   -----------      --------
   Total net assets acquired                       $   233,087      $ 21,655
                                                   ===========      ========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                       PRELIMINARY
                        FAIR VALUE
                       -----------
Individual Markets:
   Life Insurance        $44,454
   Annuities               9,102
                         -------
      Total Goodwill     $53,556
                         =======

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 6.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity, or securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, adjustments are made applying professional judgment based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life products and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads. In calculating the estimated gross profits for these products, the Company utilizes a long-term total net return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the Company's deferred sales inducement asset is reported in other assets within the balance sheets.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of certain policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the statements of income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written that relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net amounts deferred and amounts recognized is reflected in universal life and investment product charges in the statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the statements of income within universal life and investment product charges in the period such revisions occur.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability income and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid-in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, Jefferson-Pilot, the Company's ultimate parent at the time, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to this merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return consolidated with the Parent, of which the Company is a wholly owned insurance company subsidiary. Pursuant to an intercompany tax sharing agreement with the Parent, the Company provides for income taxes on a separate company basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its financial condition and results of operations.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109 (FIN
48). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition or results of operations.

SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's net income.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 15 for more information regarding stock-based compensation plans.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", (FSP 115-1). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments", references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value". FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidelines in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's financial condition or results of operations. See Note 3 for discussion of investment impairments and related disclosures.

ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company will adopt this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired
(VOBA). The Company estimates that its adoption will result in an immaterial adjustment to DAC and VOBA balances upon adoption and an immaterial increase to amortization in 2007. The Company's estimates are based upon its interpretation of SOP 05-1 and the proposed implementation guidance. The Company continues to analyze the impact on DAC and VOBA amortization and is currently evaluating the effect of a Technical Practice Aide (TPA) issued in February 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ significantly from the Company's preliminary estimates as the issuance of new implementation guidance and evolving industry practice may affect its interpretation and implementation.

3. INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities are as follows:

                                                                       DECEMBER 31, 2006
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED
                                                          COST         GAINS      (LOSSES)    FAIR VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $    9,009     $   23       $   (41)   $    8,991
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         94,586        402          (108)       94,880
Obligations of states and political subdivisions            5,640         30                       5,670
Corporate obligations                                   1,058,673      8,195        (1,399)    1,065,469
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         66,041        574           (60)       66,555
Affiliate bonds                                             5,990         --            (1)        5,989
                                                       ----------     ------       -------    ----------
Subtotal, debt securities                               1,239,939      9,224        (1,609)    1,247,554
Equity securities                                           1,798         14            --         1,812
                                                       ----------     ------       -------    ----------
Securities available-for-sale                          $1,241,737     $9,238       $(1,609)   $1,249,366
                                                       ==========     ======       =======    ==========

                                                                       DECEMBER 31, 2005
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED
                                                          COST         GAINS      (LOSSES)    FAIR VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. government agencies                            $    9,371     $   334     $    (11)   $    9,694
Federal agency issued mortgage- backed securities
   (including collateralized mortgage obligations)         56,334         738         (999)       56,073
Obligations of states and political subdivisions           11,616         505         (227)       11,894
Corporate obligations                                     939,700      26,656      (10,675)      955,681
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         94,207         867         (301)       94,773
Redeemable preferred stocks                                 1,051          --         (126)          925
                                                       ----------     -------     --------    ----------
Subtotal, debt securities                               1,112,279      29,100      (12,339)    1,129,040
Equity securities                                           1,144         426           --         1,570
                                                       ----------     -------     --------    ----------
Securities available-for-sale                          $1,113,423     $29,526     $(12,339)   $1,130,610
                                                       ==========     =======     ========    ==========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Corporate obligations                                  $  104,140     $ 4,219     $   (840)   $  107,519
                                                       ==========     =======     ========    ==========

Affiliated bonds consist of securities issued by LNC. See further discussion in
Note 11.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to contractual maturity date, are as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities which are based upon estimated maturity dates. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due the Company, with or without penalty.

                                            AVAILABLE-FOR-SALE
                                         -----------------------
                                          AMORTIZED
                                             COST     FAIR VALUE
                                         ----------   ----------
Due in one year or less                  $   60,024   $   60,021
Due after one year through five years       543,368      545,676
Due after five years through ten years      320,915      323,518
Due after ten years                         155,005      156,904
Amounts not due at a single maturity        160,627      161,435
                                         ----------   ----------
                                         $1,239,939   $1,247,554
                                         ==========   ==========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $0 and $0 at December 31, 2006 and $3,346 and $3,348 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES

Changes in amounts affecting net unrealized gains on securities available-for-sale included in other comprehensive income, reduced by deferred income taxes, are as follows:

                                                               NET UNREALIZED GAINS (LOSSES)
                                                            ----------------------------------
                                                               DEBT        EQUITY
                                                            SECURITIES   SECURITIES     TOTAL
                                                            ----------   ----------   --------
Net unrealized gains on securities available-for-sale
   as of December 31, 2003                                   $ 27,230      $ 306      $ 27,536
Change during year ended December 31, 2004:
   Increase (decrease) in stated amount of securities         (10,242)       117       (10,125)
   Increase in value of business acquired and
      deferred policy acquisition costs                         8,270         --         8,270
   Decrease (increase) in deferred income tax liabilities         691        (41)          650
                                                             --------      -----      --------
Increase (decrease) in net unrealized gains included
   in other comprehensive income                               (1,281)        76        (1,205)
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2004                  25,949        382        26,331
Change during year ended December 31, 2005:
   Decrease in stated amount of securities                    (32,893)      (165)      (33,058)
   Increase in value of business acquired and deferred
      policy acquisition costs                                  6,687         --         6,687
   Decrease in deferred income tax liabilities                  9,172         57         9,229
                                                             --------      -----      --------
Decrease in net unrealized gains included in other
   comprehensive income                                       (17,034)      (108)      (17,142)
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2005                   8,915        274         9,189
Change during period January 1 through April 2, 2006:
   (Decrease) increase in stated amount of securities         (19,481)       228       (19,253)
   Increase in value of business acquired and
      deferred policy acquisition costs                         3,385         --         3,385
   Decrease (increase) in deferred income tax liabilities       5,633        (79)        5,554
                                                             --------      -----      --------
(Decrease) increase in net unrealized gains included
   in other comprehensive Income                              (10,463)       149       (10,314)
                                                             --------      -----      --------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                      (1,548)       423        (1,125)
                                                             --------      -----      --------
Net unrealized gains (losses) on securities
   available-for sale as of April 2, 2006                      (1,548)       423        (1,125)
Sale of stockholder's equity                                    1,548       (423)        1,125
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                          --         --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                      7,614         14         7,628
   Decrease in value of business acquired and
      deferred policy acquisition costs                        (1,971)        --        (1,971)
   Increase in deferred income tax liabilities                 (1,974)        (5)       (1,979)
                                                             --------      -----      --------
Increase in net unrealized gains included
   in other comprehensive income                                3,669          9         3,678
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2006                $  3,669      $   9      $  3,678
                                                             ========      =====      ========

NET INVESTMENT INCOME

The details of investment income, net of investment expenses, follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1        YEAR ENDED
                                            THROUGH       THROUGH        DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    -----------------
                                             2006           2006        2005      2004
                                         ------------   -----------   -------   -------
Interest on debt securities                $52,195        $17,208     $72,622   $74,321
Investment income on equity securities         100             20         219       259
Interest on mortgage loans                   3,739          1,227       4,185     3,043
Interest on policy loans                     1,706            400       2,052     2,195
Other investment income                        349             71          19        99
                                           -------        -------     -------   -------
Gross investment income                     58,089         18,926      79,097    79,917
Investment expenses                         (1,026)          (190)       (717)     (749)
                                           -------        -------     -------   -------
Net investment income                      $57,063        $18,736     $78,380   $79,168
                                           =======        =======     =======   =======

Investment expenses include salaries and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1        YEAR ENDED
                                                 THROUGH       THROUGH        DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    -----------------
                                                  2006           2006        2005      2004
                                              ------------   -----------   -------   -------
Debt securities                                   $(106)        $(138)     $(4,063)  $(3,647)
Other                                               148            20          (20)      (64)
Amortization of deferred policy acquisition
   costs and value of business acquired             (55)           23          172       147
                                                  -----         -----      -------   -------
Realized investment losses                        $ (13)        $ (95)     $(3,911)  $(3,564)
                                                  =====         =====      =======   =======

See Note 4 for a discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on securities, including other-than-temporary impairments, follows:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1        YEAR ENDED
                                                 THROUGH       THROUGH        DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    -----------------
                                                  2006           2006        2005      2004
                                              ------------   -----------   -------   -------
Gross realized:
   Gains                                          $ 481         $  16      $ 1,306   $ 1,080
   Losses                                          (587)         (154)      (5,369)   (4,727)
                                                  -----         -----      -------   -------
Realized losses on total debt securities          $(106)        $(138)     $(4,063)  $(3,647)
                                                  =====         =====      =======   =======

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1        YEAR ENDED
                                                      THROUGH       THROUGH        DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -----------------
                                                       2006           2006        2005      2004
                                                   ------------   -----------   -------   -------
Gross realized:
   Gains                                               $ 481         $   7      $ 1,225   $   537
   Losses                                               (587)         (145)      (5,317)   (4,670)
                                                       -----         -----      -------   -------
Realized losses on available-for-sale securities       $(106)        $(138)     $(4,092)  $(4,133)
                                                       =====         =====      =======   =======

INVESTMENT CONCENTRATION, RISK, AND IMPAIRMENT

Investments in debt and equity securities include 328 issuers, with only one corporate issuer representing more than one percent of debt and equity securities. Debt securities considered less than investment grade approximated 3% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company's commercial mortgage loan portfolio is comprised of conventional real estate mortgages collateralized primarily by industrial (61%), retail (24%), office (11%), apartment (4%) and other properties (0%). Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 28% of stated mortgage loan balances as of December 31, 2006, are for properties located in East North Central states, approximately 20% are for properties located in Mountain states, approximately 18% are for properties located in South Atlantic states, approximately 11% are for properties located in East South Central states, and approximately 11% are for properties located in West South Central states. No other geographic region represents as much as 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that are considered to be potentially impaired was $0 and $2,238. There were no delinquent loans outstanding as of December 31, 2006 and 2005. The related allowance for credit losses on all mortgage loans was $0 and $420 at December 31, 2006, and 2005. The average recorded investment in impaired loans was $0 from April 3 through December 31, 2006, $2,225 from January 1 through April 2, 2006, and $2,263 and $1,144 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through December 31, 2006, $57 from January 1 through April 2, 2006, and $191 and $194 during the years ended December 31, 2005 and 2004, was recognized.

During 2005 and 2004, the Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold was $226 and $298 for 2005 and 2004, which resulted in no realized gains or losses.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The tables below summarize unrealized losses on all securities held by both asset class and length of time that a security has been in unrealized loss position:

                                                                         DECEMBER 31, 2006
                                             ---------------------------------------------------------------------
                                               LESS THAN 12 MONTHS     12 MONTHS OR LONGER           TOTAL
                                             -----------------------   -------------------   ---------------------
                                                             GROSS                GROSS                    GROSS
                                                          UNREALIZED    FAIR   UNREALIZED     FAIR      UNREALIZED
                                             FAIR VALUE     LOSSES     VALUE     LOSSES       VALUE       LOSSES
                                             ----------   ----------   -----   ----------    --------   ----------
U.S. Treasury obligations & direct
   obligations of U.S. government agencies    $  6,481      $   (41)    $--       $--        $  6,481     $   (41)
Federal agency mortgage-backed securities
   (including collateralized
   mortgage obligations)                        25,646         (108)     --        --          25,646        (108)
Corporate obligations                          246,575       (1,399)     --        --         246,575      (1,399)
Corporate private-labeled mortgage-backed
   securities (including collateralized
   mortgage obligations)                        17,369          (60)     --        --          17,369         (60)
Affiliate bonds                                  5,989           (1)     --        --           5,989          (1)
                                              --------      -------     ---       ---        --------     -------
Total temporarily impaired securities         $302,060      $(1,609)    $--       $--        $302,060     $(1,609)
                                              ========      =======     ===       ===        ========     =======

                                                                        DECEMBER 31, 2005
                                             -----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS      12 MONTHS OR LONGER             TOTAL
                                             -----------------------   ---------------------   ---------------------
                                                             GROSS                   GROSS                   GROSS
                                                          UNREALIZED      FAIR    UNREALIZED     FAIR     UNREALIZED
                                             FAIR VALUE     LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                             ----------   ----------   --------   ----------   --------   ----------
U.S. Treasury obligations & direct
   obligations of U.S. government agencies    $    816      $   (11)   $     --    $    --     $    816    $    (11)
Federal agency mortgage-backed securities
   (including collateralized
   mortgage obligations)                        35,598         (999)         --         --       35,598        (999)
Obligations of state and
   political subdivisions                        6,388         (227)         --         --        6,388        (227)
Corporate obligations                          350,427       (7,072)    137,089     (4,443)     487,516     (11,515)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)         22,262         (301)         --         --       22,262        (301)
Redeemable preferred stock                         925         (126)         --         --          925        (126)
                                              --------      -------    --------    -------     --------    --------
Total temporarily impaired securities         $416,416      $(8,736)   $137,089    $(4,443)    $553,505    $(13,179)
                                              ========      =======    ========    =======     ========    ========

Several bonds were written down as other-than-temporarily impaired for a realized loss of $294, $3,204 and $2,901 in 2006, 2005 and 2004, primarily due to interest related risk in 2005 and a general weakness in the airline industry during 2004.

One statistic to which the Company pays particular attention to with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less than 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the issuer, past due interest or principal payments, and the Company's intent and ability to hold the security for a sufficient time to allow for a recovery in value.

The table below summarizes the securities with unrealized losses in the Company's debt security portfolio as of December 31, 2006:

            AMORTIZED     FAIR     UNREALIZED
               COST       VALUE      LOSSES     PERCENTAGE
            ---------   --------   ----------   ----------
90% - 99%    $303,669   $302,060     $(1,609)      100%
             --------   --------     -------       ---
             $303,669   $302,060     $(1,609)      100%
             ========   ========     =======       ===

As of December 31, 2006, the Company held no securities that were "potentially distressed".

4. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1        YEAR ENDED
                                                         THROUGH       THROUGH        DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    -----------------
                                                          2006           2006        2005      2004
                                                      ------------   -----------   -------   -------
Beginning balance                                       $ 59,599       $53,262     $36,594   $23,087
Purchase accounting fair value adjustment                (59,599)           --          --        --
Cumulative effect of change in accounting principle           --            --          --      (919)
Group coinsurance assumed                                     --            --          --        69
Deferral:
   Commissions                                            18,605         3,505      14,933    12,828
   Other                                                   9,023         2,044       4,610     2,988
                                                        --------       -------     -------   -------
                                                          27,628         5,549      19,543    15,816
Amortization                                              (1,663)       (2,023)     (8,318)   (6,309)
Adjustment related to realized losses
   (gains) on debt securities                                132            21         102        64
Adjustment related to unrealized losses
   (gains) on securities available-for-sale                 (337)        2,790       5,341     4,786
                                                        --------       -------     -------   -------
Ending balance                                          $ 25,760       $59,599     $53,262   $36,594
                                                        ========       =======     =======   =======

See Note 9 for discussion of group coinsurance transaction.

4. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                     PERIOD FROM   PERIOD FROM
                                                       APRIL 3      JANUARY 1        YEAR ENDED
                                                       THROUGH       THROUGH        DECEMBER 31,
                                                    DECEMBER 31,     APRIL 2,    -----------------
                                                        2006           2006        2005      2004
                                                    ------------   -----------   -------   -------
Beginning balance                                     $11,500        $11,187     $12,033   $ 6,182
Purchase accounting fair value adjustment              53,512             --          --        --
Deferral of commissions and accretion of interest       5,167             --          --        --
Amortization                                           (5,806)          (284)     (2,262)    2,284
Adjustment related to realized losses
   (gains) on debt securities                            (187)             2          70        83
Adjustment related to unrealized losses
   (gains) on securities available-for-sale            (1,634)           595       1,346     3,484
                                                      -------        -------     -------   -------
Ending balance                                        $62,552        $11,500     $11,187   $12,033
                                                      =======        =======     =======   =======

Expected approximate amortization percentages of the value of business acquired over the next five years are as follows:

2007   8.8%
2008   7.0%
2009   5.6%
2010   7.7%
2011   7.5%

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1       YEAR ENDED
                                               THROUGH       THROUGH       DECEMBER 31,
                                            DECEMBER 31,     APRIL 2,    ---------------
                                                2006           2006       2005     2004
                                            ------------   -----------   ------   ------
Beginning balance                             $ 1,890         $1,903     $1,246   $   --
Purchase accounting fair value adjustment      (1,890)            --         --       --
Cumulative effect of adoption                      --             --         --      916
Additional amounts deferred                       693            100        912      469
Amortization                                       (7)          (113)      (255)    (139)
                                              -------         ------     ------   ------
Ending balance                                $   686         $1,890     $1,903   $1,246
                                              =======         ======     ======   ======

5. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 6.7% in 2006, 2005, and 2004. The average credited interest rates for universal life-type products were 4.5% in 2006, 4.7% in 2005 and 4.2% in 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005 and 3.0% to 7.4% in 2004. The average credited interest rate for annuity products was 4.2% for 2006, 3.9% for 2005, and 4.6% in 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses was as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1         YEAR ENDED
                                                THROUGH       THROUGH         DECEMBER 31,
                                             DECEMBER 31,     APRIL 2,    -------------------
                                                 2006           2006        2005       2004
                                             ------------   -----------   --------   --------
Beginning Balance                              $ 22,973       $ 24,282    $ 22,893   $ 21,320
Less reinsurance recoverables                     4,764          5,082       5,330      5,105
                                               --------       --------    --------   --------
Net balance as of beginning of period            18,209         19,200      17,563     16,215
                                               --------       --------    --------   --------
Reinsurance transaction (See Note 9)                 --             --          --        494
Amount incurred:
   Current year                                   6,782            459       4,950      4,520
   Prior year                                      (814)          (550)       (575)    (1,575)
                                               --------       --------    --------   --------
                                                  5,968            (91)      4,375      2,945
                                               --------       --------    --------   --------
Less amount paid:
   Current year                                   2,484            212       1,957      1,326
   Prior year                                       919            688         781        765
                                               --------       --------    --------   --------
                                                  3,403            900       2,738      2,091
                                               --------       --------    --------   --------
Net balance as of end of period                  20,774         18,209      19,200     17,563
Plus reinsurance recoverables                     4,560          4,764       5,082      5,330
                                               --------       --------    --------   --------
Balance as of end of period                    $ 25,334       $ 22,973    $ 24,282   $ 22,893
                                               ========       ========    ========   ========
Balance as of end of period included with:
   Total future policy benefits                $157,544       $156,495    $130,812   $131,575
   Less: Other future policy benefits           132,842        134,206     107,165    109,277
                                               --------       --------    --------   --------
       A&H future benefits                       24,702         22,289      23,647     22,298
                                               --------       --------    --------   --------
   Total policy and contract claims               5,773          3,749       2,915      7,657
   Less: Other policy and contract claims         5,141          3,065       2,280      7,062
                                               --------       --------    --------   --------
       A&H policy and contract claims               632            684         635        595
                                               --------       --------    --------   --------
       Total A&H reserves                      $ 25,334       $ 22,973    $ 24,282   $ 22,893
                                               ========       ========    ========   ========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Higher than anticipated claims resulted in adjustments related to a medical block of business that is in run out mode.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included within other policy liabilities on the balance sheets was $2,634 and $1,137.

6. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

The principal differences between SAP and GAAP are 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
2) the value of business acquired is not capitalized under SAP, but is under GAAP, 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, 4) the classification and carrying amounts of investments in certain securities are different, 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and 7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $68,826 and $100,586. Reported statutory net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $(26,363), $(1,311) and $(4,676).

Risk-Based Capital (RBC) requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2006, the life insurance subsidiaries' adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $6,516 on deposit with various states in 2006 and $6,859 in 2005.

The New Jersey statutes require the Company to maintain minimum capital of $1,530 and minimum unassigned surplus of $6,120. Additionally, the New Jersey statutes limit the amount of dividends that the Company may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. Depending on the timing of payments, approximately $6,619 in dividends can be paid in 2007 without prior approval of the New Jersey Commissioner of Banking and Insurance.

7. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                     PERIOD FROM   PERIOD FROM
                       APRIL 3      JANUARY 1       YEAR ENDED
                       THROUGH       THROUGH       DECEMBER 31,
                    DECEMBER 31,     APRIL 2,    ---------------
                        2006           2006       2005     2004
                    ------------   -----------   ------   ------
Current               $(6,007)        $ (432)    $4,712   $1,774
Deferred               14,840          2,391      2,890    4,856
                      -------         ------     ------   ------
Total tax expense     $ 8,833         $1,959     $7,602   $6,630
                      =======         ======     ======   ======

The effective tax rate on pre-tax income (loss) from continuing operations is higher than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                        PERIOD FROM   PERIOD FROM
                                          APRIL 3      JANUARY 1
                                          THROUGH       THROUGH       DECEMBER 31,
                                       DECEMBER 31,     APRIL 2,    ---------------
                                           2006           2006       2005     2004
                                       ------------   -----------   ------   ------
Tax rate of 35% times pre-tax income      $8,640         $1,924     $7,381   $6,695
Effect of:
   Tax-preferred investment income            (7)            (6)       (36)     (73)
   Return to provision adjustment            110             37        239       --
   Other items                                90              4         18        8
                                          ------         ------     ------   ------
      Provision for income taxes          $8,833         $1,959     $7,602   $6,630
                                          ======         ======     ======   ======
      Effective tax rate                    35.8%          35.6%      36.0%    34.7%
                                          ======         ======     ======   ======

The Federal income tax liability is as follows:

                                         YEAR ENDED
                                        DECEMBER 31,
                                     -----------------
                                       2006      2005
                                     -------   -------
Current                              $(4,599)  $(4,130)
Deferred                              20,836    13,580
                                     -------   -------
Total federal income tax liability   $16,237   $ 9,450
                                     =======   =======

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                           DECEMBER 31,
                                                       -------------------
                                                         2006       2005
                                                       --------   --------
Deferred income tax assets:
   Insurance and investment contract liabilities       $  4,845   $  6,248
   Obligation for postretirement benefits                   125         --
   Capital loss carryforward                                813        314
   Deferred gain recognition for income tax purposes        399        399
   Property, plant, and equipment                           482        526
   Deferral of policy acquisition costs                      73         --
   Other deferred tax assets                                238        543
                                                       --------   --------
Total deferred tax assets                                 6,975      8,030
Deferred income tax liabilities:
   Deferral of policy acquisition costs                      --    (11,987)
   Present value in force                               (24,628)    (4,591)
   Net unrealized gains on securities                    (2,670)    (4,948)
   Investments                                              (76)       (76)
   Other deferred tax liabilities                          (437)        (8)
                                                       --------   --------
Total deferred tax liabilities                          (27,811)   (21,610)
                                                       --------   --------
Net deferred income tax liabilities                    $(20,836)  $(13,580)
                                                       ========   ========

The Company and its affiliates are part of a consolidated Federal income tax filing with the Parent. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($5.7) million, $5.0 million, and $5.2 million, respectively.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

The Parent consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in a payment that was not material to the results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. The Company does not anticipate that any adjustments which might result from such audits would be material to its results of operations or financial condition.

8. RETIREMENT BENEFIT PLANS

PENSION PLANS

The Company's employees participate in the Ultimate Parent's tax-qualified and non-qualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts with Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension expense for all years presented was not significant.

OTHER POSTRETIREMENT BENEFITS

The Company's employees participate in the Ultimate Parent's contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2, the Company remeasured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

9. REINSURANCE

The Company attempts to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures the portion of an individual life insurance risk in excess of its retention limits, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, the Parent (including the Company) acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of the Canada Life Assurance Company (Canada Life), an indirect subsidiary of the Great-West Lifeco Inc. Upon closing, Canada Life ceded, and the Company assumed, approximately $1,127 of policy liabilities. The Company also assumed assets to back these liabilities in the amount of $206, including $69 of deferred policy acquisition costs. These deferred policy acquisition costs represent the premium-paying period of the blocks of policies acquired and are amortized over 15 years. The revenues and benefits and expenses associated with these blocks are presented in the Company's statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to the Company's own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges, and total benefits were as follows:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1        YEAR ENDED
                                               THROUGH       THROUGH        DECEMBER 31,
                                            DECEMBER 31,     APRIL 2,    -----------------
                                                2006           2006        2005      2004
                                            ------------   -----------   -------   -------
Premiums and other considerations direct       $19,376       $ 5,249     $11,488   $ 6,645
Premiums and other considerations assumed            9             2          18       180
Less premiums and other
   considerations ceded                          1,265           325       1,418       822
                                               -------       -------     -------   -------
Net premiums and other considerations          $18,120       $ 4,926     $10,088   $ 6,003
                                               =======       =======     =======   =======
Universal life and investment product
   charges, direct and assumed                 $21,962       $ 6,242     $24,796   $18,261
Less universal life and investment
   product charges ceded                         4,500           774       2,557     1,541
Net universal life and investment              -------       -------     -------   -------
   product charges                             $17,462       $ 5,468     $22,239   $16,720
                                               =======       =======     =======   =======
Benefits direct                                $51,475       $17,580     $63,138   $65,761
Benefits assumed                                   (94)          136        (147)      519
Less reinsurance recoveries                      3,110           186        (780)    1,020
                                               -------       -------     -------   -------
Net benefits                                   $48,271       $17,530     $63,771   $65,260
                                               =======       =======     =======   =======

The negative benefits assumed amount in 2005 was a result of lapsation within the Canada Life block.

10. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects were as follows:

                                                                                  UNREALIZED
                                                                                   GAINS ON
                                                                                 AVAILABLE-FOR
                                                                               -SALE SECURITIES
                                                                               ----------------
BALANCE AT JANUARY 1, 2004                                                         $ 27,536
Unrealized holding losses arising during period, net of $2,095 tax benefit           (3,891)
Less: reclassification adjustment
   Losses realized in net income, net of $1,447 tax benefit                          (2,686)
                                                                                   --------
BALANCE AT DECEMBER 31, 2004                                                         26,331
Unrealized holding losses arising during period, net of $10,661 tax benefit         (19,802)
Less: reclassification adjustment
   Losses realized in net income, net of $1,432 tax benefit                          (2,660)
                                                                                   --------
BALANCE AT DECEMBER 31, 2005                                                          9,189
Unrealized holding losses arising during period, net of $5,602 tax benefit          (10,404)
Less: reclassification adjustment
   Losses realized in net income, net of $48 tax benefit                                (90)
                                                                                   --------
BALANCE AT APRIL 2, 2006                                                             (1,125)
Acquisition by Lincoln National Corporation:
   Purchase accounting elimination of accumulated other comprehensive income          1,125
                                                                                   --------
BALANCE AT APRIL 3, 2006                                                                 --
Unrealized holding gains arising during period, net of $2,018 tax expense             3,609
Less: reclassification adjustment
   Losses realized in net income, net of $37 tax benefit                                (69)
                                                                                   --------
BALANCE AT DECEMBER 31, 2006                                                       $  3,678
                                                                                   ========

11. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with Jefferson-Pilot Life Insurance Company and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17,107 from April 3 through December 31, 2006, $3,756 from January 1 through April 2, 2006, and $12,870 and $8,937 during the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company. At December 31, 2006 and 2005, the Company had $5,418 and $1,760 payable to Jefferson-Pilot Life Insurance Company related to these service contracts. These balances are included in other assets on the balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the balance sheets as of December 31:

                                                  2006    2005
                                                 ------   ----
Lincoln National Corporation Senior Promissory
   Notes due 2007, interest rate of 5.25%        $5,990    $--

The Company recognized interest income totaling $267 from April 3 through December 31, 2006 and $0 from January 1 through April 2, 2006, related to the preceding assets.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and fair value of financial instruments, as of December 31 were as follows:

                                                  2006                     2005
                                       -----------------------   -----------------------
                                        CARRYING       FAIR       CARRYING       FAIR
                                          VALUE        VALUE        VALUE        VALUE
                                       ----------   ----------   ----------   ----------
FINANCIAL ASSETS
Debt securities available-for-sale     $1,247,554   $1,247,554   $1,129,040   $1,129,040
Debt securities held-to-maturity               --           --      104,140      107,519
Equity securities available-for-sale        1,812        1,812        1,570        1,570
Mortgage loans on real estate              77,081       78,151       84,644       85,530
Policy loans                               30,907       35,406       30,219       34,530
FINANCIAL LIABILITIES
Annuity contract liabilities
   in accumulation phase                  742,110      717,887      780,800      756,508

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the balance sheet due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the balance sheet.

The fair values of debt, equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the balance sheet, are estimated to equal the cash surrender values of the contracts.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. At December 31, 2006, there was $2,100 of outstanding commitments to acquire debt securities in private placement transactions.

In the normal course of business, the Company is party to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

14. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through Group Protection, formerly referred to as Benefit Partners. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's group contracts are sold to employers with fewer than 500 employees.

The Company also has "Other Operations," which includes the financial data for operations that are not directly related to the business segments, unallocated items (such as corporate investment income on assets not allocated to the Company's business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company's results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                             APRIL 3      JANUARY 1        YEAR ENDED
                                             THROUGH       THROUGH        DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    ------------------
                                              2006           2006        2005       2004
                                          ------------   -----------   --------   -------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                   $36,435       $12,162     $ 52,583   $54,555
      Life Insurance                          40,404        12,466       48,497    42,028
                                             -------       -------     --------   -------
         Individual Markets Total             76,839        24,628      101,080    96,583
                                             -------       -------     --------   -------
   Employer Markets:
      Group Protection                        14,534         3,644        5,896       978
                                             -------       -------     --------   -------
         Employer Markets Total               14,534         3,644        5,896       978
                                             -------       -------     --------   -------
Other Operations                               1,272           858        3,731     4,330
Net realized gain (loss) on investments          (13)          (95)      (3,911)   (3,564)
                                             -------       -------     --------   -------
   Total                                     $92,632       $29,035     $106,796   $98,327
                                             =======       =======     ========   =======
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                   $ 5,965       $ 1,276     $  4,113   $ 4,907
      Life Insurance                           7,110         1,629        9,933     7,222
                                             -------       -------     --------   -------
         Individual Markets Total             13,075         2,905       14,046    12,129
                                             -------       -------     --------   -------
   Employer Markets:
      Group Protection                         2,319            72           46         8
Other Operations                                 464           624        1,938     2,680
Net realized gain (loss) on investments           (9)          (62)      (2,542)   (2,317)
                                             -------       -------     --------   -------
NET INCOME                                   $15,849       $ 3,539     $ 13,488   $12,500
                                             =======       =======     ========   =======

                                December 31,
                          -----------------------
                             2006         2005
                          ----------   ----------
ASSETS:
Individual Markets:
   Individual Annuities   $  921,549   $  920,496
   Life Insurance            621,322      490,519
Employer Markets:
   Group Protection           25,683        8,409
Other Operations              (1,745)      68,757
                          ----------   ----------
   Total                  $1,566,809   $1,488,181
                          ==========   ==========

15. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 were $285 and $495 related to the various LNC stock incentive plans. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's statements of income.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $37 on April 2, 2006.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
            (FORMERLY JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY)

                        SUPPLEMENTAL FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
(FORMERLY JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY)

SUPPLEMENTAL BALANCE SHEETS

                                                                      DECEMBER 31,   DECEMBER 31,
                                                                          2006           2005
                                                                      ------------   ------------
                                                                             (IN MILLIONS)
                                                                      ---------------------------
ASSETS
Investments:
   Securities available-for sale, at fair value:
      Fixed Maturity (cost: 2006 -- $3,259, 2005 -- $1,112)              $3,294         $1,129
      Equity (cost: 2006 -- $5, 2005 -- $1)                                   5              2
   Securities held-to-maturity, at amortized cost
      (fair value: 2006-$0, 2005-$107)                                       --            104
   Mortgage loans on real estate                                            251             85
   Policy loans                                                             184             30
   Other investments                                                          3             --
                                                                         ------         ------
      Total Investments                                                   3,737          1,350
Cash and invested cash                                                       43              5
Accrued investment income                                                    49             18
Due from reinsurers                                                         119             10
Deferred policy acquisition costs and value of business acquired            366             64
Goodwill                                                                    164             19
Other assets                                                                 45              2
Assets held in separate accounts                                          1,752             20
                                                                         ------         ------
      Total Assets                                                       $6,275         $1,488
                                                                         ======         ======
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Insurance and Investment Contract Liabilities:
   Insurance policy and claim reserves                                   $  441         $  131
   Investment contractholder and policyholder funds                       3,101          1,102
                                                                         ------         ------
      Total Insurance and Investment Contract Liabilities                 3,542          1,233
Currently payable (recoverable) income tax                                    2             (4)
Deferred income tax liabilities                                              62             14
Accounts payable, accruals and other liabilities                             45              8
Liabilities related to separate accounts                                  1,752             20
                                                                         ------         ------
      Total Liabilities                                                  $5,403         $1,271
                                                                         ------         ------
Commitments and Contingencies (Note 13)
SHAREHOLDER'S EQUITY
Common stock                                                                235            181
Retained earnings                                                           623             26
Accumulated other comprehensive income                                       14             10
                                                                         ------         ------
      Total Shareholder's Equity                                            872            217
                                                                         ------         ------
      Total Liabilities and Shareholder's Equity                         $6,275         $1,488
                                                                         ======         ======

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF INCOME

                                                              PERIOD FROM   PERIOD FROM
                                                                APRIL 3      JANUARY 1
                                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                 2006           2006          2005           2004
                                                             ------------   -----------   ------------   ------------
                                                                                 (IN MILLIONS)
                                                             --------------------------------------------------------
REVENUE:
Premiums and fees on traditional life insurance products         $ 27           $ 5           $ 10           $  6
Premiums and fees on universal life and investment product         91             5             23             17
Net investment income                                             161            19             78             79
Realized loss on investments                                       (3)           --             (4)            (4)
                                                                 ----           ---           ----           ----
   Total Revenue                                                  276            29            107             98
                                                                 ----           ---           ----           ----
BENEFITS AND EXPENSES:
Benefits                                                          138            18             64             65
Underwriting, acquisition, insurance and other expenses            77             6             22             14
                                                                 ----           ---           ----           ----
   Total Benefits and Expenses                                    215            24             86             79
                                                                 ----           ---           ----           ----
Income before income taxes                                         61             5             21             19
INCOME TAXES:
Current                                                            (8)           --              5              2
Deferred                                                           27             2              3              5
                                                                 ----           ---           ----           ----
   Total income taxes                                              19             2              8              7
                                                                 ----           ---           ----           ----
   Net Income                                                    $ 42           $ 3           $ 13           $ 12
                                                                 ====           ===           ====           ====

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                ACCUMULATED
                                                                                   OTHER           TOTAL
                                                 COMMON   PAID IN   RETAINED   COMPREHENSIVE   SHAREHOLDER'S
                                                  STOCK   CAPITAL   EARNINGS       INCOME          EQUITY
                                                 ------   -------   --------   -------------   -------------
                                                                        (IN MILLIONS)
                                                 -----------------------------------------------------------
BALANCE, JANUARY 1, 2004                           $ 3     $ 178      $ 21         $ 28            $ 230
Net income                                          --        --        12           --               12
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --           (1)              (1)
                                                                                                   -----
Comprehensive income                                                                                  11
Dividends paid                                      --        --       (15)          --              (15)
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2004                           3       178        18           27              226
Net income                                          --        --        13           --               13
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --          (17)             (17)
                                                                                                   -----
Comprehensive income                                                                                  (4)
Dividends paid                                      --        --        (5)          --               (5)
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2005                           3       178        26           10              217
Net income                                          --        --         3           --                3
Parent company capital contribution for
   stock option expense                             --         1        --           --                1
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --          (10)             (10)
                                                                                                   -----
Comprehensive income                                                                                  (6)
Dividends paid                                      --        --        --           --               --
                                                   ---     -----      ----         ----            -----
BALANCE, APRIL 2, 2006                               3       179        29           --              211
Acquisition by Lincoln National Corporation:
   Sale of stockholder's equity                     (3)     (179)      (29)          --             (211)
Lincoln National Corporation
   purchase price                                    3       230        --           --              233
Acquisition of Lincoln Life & Annuity
   Company of New York                               2        --       581            3              586
                                                   ---     -----      ----         ----            -----
BALANCE, APRIL 3, 2006                               5       230       581            3              819
Net income                                          --        --        42           --               42
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --           11               11
                                                                                                   -----
Comprehensive income                                                                                  53
Dividends paid                                      --        --        --           --               --
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2006                         $ 5     $ 230      $623         $ 14            $ 872
                                                   ===     =====      ====         ====            =====

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF CASH FLOW

                                                             PERIOD FROM   PERIOD FROM
                                                               APRIL 3      JANUARY 1
                                                               THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                2006           2006          2005           2004
                                                            ------------   -----------   ------------   ------------
                                                                                   (IN MILLIONS)
                                                            --------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                      $  42          $  3          $  13          $  12
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits                29             2             (5)             3
   Credits to policyholder accounts, net                           (7)            4             25             30
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                            (45)           (4)           (12)           (10)
   Change in receivables and asset accruals                       (13)           (1)             2             --
   Change in payables and expense accruals                         13             1              7             (5)
   Realized investment losses                                     (11)           --              4              4
   Depreciation and amortization (accretion)                       (1)            1              3              1
   Amortization (accretions) and additions to
      value of business acquired, net                              10            --              3             (2)
   Stock compensation                                              --             1             --             --
   Other                                                           19            --                             2
                                                                -----          ----          -----          -----
      Net cash provided by operating activities                    36             7             40             35
                                                                -----          ----          -----          -----
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                           84            12            135             32
   Maturities, calls and redemptions                              212            16            117             93
   Purchases                                                     (349)           (8)          (205)          (209)
Other Securities:
   Maturities, calls and redemptions                               --             3             22             11
   Sale or maturity of other investments                           13             1             82              6
   Purchase of other investments                                  (11)           --           (114)           (16)
Cash acquired from merger                                          12            --             --             --
Other                                                              (6)           --             (1)            (1)
                                                                -----          ----          -----          -----
      Net cash provided by (used in) investing activities         (45)           24             36            (84)
                                                                -----          ----          -----          -----
FINANCING ACTIVITIES
Policyholder contract deposits                                    395            27            124            146
Withdrawals of policyholder contract deposits                    (296)          (65)          (197)           (98)
Investment contract transfers                                     (45)           --             --             --
Cash dividends paid                                                --            --             (5)           (15)
                                                                -----          ----          -----          -----
      Net cash provided by (used in) financing activities          54           (38)           (78)            33
                                                                -----          ----          -----          -----
      Net increase (decrease) in cash and invested cash            45            (7)            (2)           (16)
                                                                -----          ----          -----          -----
Cash and invested cash at beginning of period                      (2)            5              7             23
                                                                -----          ----          -----          -----
      Cash and invested cash at end of period                   $  43          $ (2)         $   5          $   7
                                                                =====          ====          =====          =====

See accompanying notes to the Supplemental Financial Statements.

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

Jefferson-Pilot LifeAmerica Insurance Company ("JPLA" or the "Company"), a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company, is domiciled in the state of New Jersey. Prior to April 3, 2006, Jefferson Pilot Financial Insurance Company was wholly owned by Jefferson-Pilot Corporation ("Jefferson-Pilot"). JPLA is principally engaged in the sale of individual life insurance products, individual annuity products, and worksite and group non-medical products (primarily term life and disability) in the states of New York and New Jersey. These products are marketed primarily through personal producing general agents and brokers throughout the United States. The accompanying supplemental financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Throughout these footnotes, the Company and its management, may be referred to as "our", "we", or "us."

On April 3, 2006, Lincoln National Corporation ("LNC" or the "Ultimate Parent") completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot and JPLA became a wholly-owned subsidiary of LNC. This transaction was accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS, No. 141, Business Combinations) ("SFAS 141"). JPLA is currently seeking approval for the redomestication of JPLA from New Jersey to New York, the merger of Lincoln Life & Annuity Company of New York ("LLANY"), a subsidiary of LNC, into JPLA, and renaming the surviving entity LLANY ("the Company"), formerly referred to as JPLA. The surviving entity will become a subsidiary of The Lincoln National Life Insurance Company. These transactions are expected to have an effective date of April 2, 2007.

These supplemental schedules are presented as if JPLA acquired LLANY on April 3, 2006 and include the results of operations and financial condition of LLANY in our financial statements beginning on April 3, 2006. The supplemental financial statements for the years ended December 31, 2005 and 2004 exclude the results of operations and financial condition of LLANY. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices ("SAP") and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

BUSINESS COMBINATIONS.

On April 3, 2006, LNC completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by SFAS 141, and Jefferson Pilot Financial Insurance Company became wholly owned by LNC. During April of 2007, LLANY merged into the Company.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. The associated fair values of JPLA were at April 3, 2006 "pushed down" to the Company's financial statements in accordance with push down accounting rules. Management is in the process of finalizing internal studies of the fair value of the net assets acquired including investments, value of business acquired ("VOBA"), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained. This may result in adjustments to goodwill, which management does not expect to be material. Further adjustments may be required as additional information becomes available; however, management does not expect such adjustments to be material.

The fair value of JPLA's net assets assumed in the merger was $233 million. Goodwill of $54 million resulted from the excess of purchase price over the fair value of JPLA's net assets. The parent paid a premium over the fair value of JPLA's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with adjustments that were made to the Balance Sheet to get to the fair value of net assets:

                                        JPLA           JPLA
                                    PRELIMINARY     FAIR VALUE
                                     FAIR VALUE   ADJUSTMENTS(1)
                                    -----------   --------------
                                            (IN MILLIONS)
                                    ----------------------------
Investments                           $ 1,307          $  1
Due from reinsurers                        10            --
Deferred policy acquisition costs          --           (60)
Value of business acquired                 65            54
Goodwill                                   54            34
Other assets                               24             5
Assets held in separate accounts           22            --
Policy liabilities                     (1,220)          (19)
Income tax liabilities                     (3)            6
Accounts payable, accruals and
   other liabilities                       (4)           --
Liabilities related to separate
   accounts                               (22)           --
                                      -------          ----
   Total net assets acquired          $   233          $ 21
                                      =======          ====

----------
(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                                        JPLA
                                                    PRELIMINARY
                                                     FAIR VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Individual Markets:
Life Insurance                                          $44
Annuities                                                10
                                                        ---
   Total Goodwill                                       $54
                                                        ===

These supplemental financial statements reflect the acquired values in the table below:

                                                       LLANY
                                                      ACQUIRED
                                                       VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Investments                                           $ 2,356
Due from reinsurers                                        98
Value of business acquired and deferred
   acquisition costs                                      277
Goodwill                                                  110
Other assets                                               75
Assets held in separate accounts                        1,348
Policy liabilities                                     (2,247)
Income tax liabilities                                    (34)
Accounts payable, accruals and other liabilities          (49)
Liabilities related to separate accounts               (1,348)
                                                      -------
   Total net assets acquired                          $   586
                                                      =======

The goodwill resulting from the acquisition was allocated to the following:

                                                       LLANY
                                                      ACQUIRED
                                                       VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Individual Markets:
Life Insurance                                          $ 93
Annuities                                                 17
                                                        ----
   Total Goodwill                                       $110
                                                        ====

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and VOBA. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows;
2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, management applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Securities held-to-maturity consists of fixed maturity securities, which are carried at amortized cost. These investments consist of securities the Company has the ability and intent to hold to maturity. Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

For the mortgage-backed securities portion of the available-for-sale fixed maturity securities portfolio, the Company recognizes investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. When the Company determines that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on:
1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. The net provision for losses is reported as realized gain (loss) on investments. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with an original maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

The Company recognizes all derivative instruments as either assets or liabilities in the Supplemental Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has derivative instruments that are economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

The company has certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

See Note 12 for further discussion of our accounting policy for derivative instruments.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in the Supplemental Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

PREMIUMS AND FEES ON INVESTMENT AND UNIVERSAL LIFE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS AND FEES ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance, certain annuities with life contingencies, accident and health, disability income, and dental insurance and reported as earned over the contract period. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

REINSURANCE BALANCES AND TRANSACTIONS.

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS No. 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities. VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

The carrying amounts of DAC and VOBA are adjusted for the effects of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset ("deferred sales inducements" or "DSI") included in other assets of the Supplemental Balance Sheets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") are included in contractholder and policyholder founds of the Supplemental Balance Sheets and are amortized into income over the life of the policy in a manner consistent with that used for DAC. See Note 6.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the supplemental statements of income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the supplemental statements of income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts represent segregated funds administered and invested by us for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Supplemental Statements of Income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

GOODWILL.

The Company recognizes the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause us to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality, morbidity, persistency and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue.

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

The liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

Business assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 participating policies comprised approximately 1.3% of the face amount of insurance in-force, and dividend expenses were $5 million for the year ended December 31, 2006. As of December 31, 2005 participating policies comprised less than 1% of the face amount of insurance in-force, and dividend expenses were less than $1 million for the year ended December 31, 2005.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of FAS 113. The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2004 through 2006 ranged from 4% to 7%. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB") and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

The Company's employees participate in the pension and postretirement benefit plans sponsored by LNC and LNL. Pursuant to the accounting rules for the obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses including the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan.

STOCK BASED COMPENSATION.

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid in capital in shareholder's equity.

INCOME TAXES.

On April 3, 2006, Jefferson-Pilot, the Company's ultimate parent at the time, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to this merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company, excluding LLANY, will file a separate federal income tax return consolidated with Jefferson Pilot Financial Insurance Company (JPFIC), of which the Company is a wholly owned insurance company subsidiary. Pursuant to an inter company tax sharing agreement with JPFIC, the Company provides for income taxes on a separate company basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

LLANY has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's income before Federal income taxes or net income.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 10 for more information regarding our stock-based compensation plans.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the supplemental financial statements.

STATEMENT OF POSITION 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS.

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted this new accounting guidance effective January 1, 2007, impacting our Individual Markets Annuities business. Our adoption will result in a reduction to our DAC and VOBA balances between $1 million to $2 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments," references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our supplemental financial condition or results of operations.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to adopt SFAS 155 beginning January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. SFAS 155 is not expected to have a material impact on our financial condition and results of operations at adoption, however, application of the requirements of SFAS 155 may result in the classification of additional derivative transactions with changes in fair value recognized in net income.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph
13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We adopted the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement was not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets themore-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our financial condition and results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on our financial condition and results of operations.

STATEMENT OF POSITION 03-1.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for GMDB products. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale and held -to-maturity are as follows:

                                                              DECEMBER 31, 2006
                                            -----------------------------------------------------
                                                               GROSS        GROSS
                                                COST OR      UNREALIZED   UNREALIZED
                                            AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                            --------------   ----------   ----------   ----------
                                                                (IN MILLIONS)
                                            -----------------------------------------------------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
   Corporate bonds                               $2,610         $48          $(18)       $2,640
   U.S. Government bonds                             20          --            --            20
   Foreign government bonds                          15           3            --            18
   Asset and mortgage backed-securities             578           7            (5)          580
   State and municipal bonds                         27          --            --            27
   Redeemable preferred stocks                        3          --            --             3
   Affiliate bonds                                    6          --            --             6
                                                 ------         ---          ----        ------
      Total fixed maturities                      3,259          58           (23)        3,294
Equity securities                                     5          --            --             5
                                                 ------         ---          ----        ------
      Total securities available-for-sale        $3,264         $58          $(23)       $3,299
                                                 ======         ===          ====        ======

                                                              DECEMBER 31, 2005
                                            -----------------------------------------------------
                                                               GROSS        GROSS
                                                COST OR      UNREALIZED   UNREALIZED
                                            AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                            --------------   ----------   ----------   ----------
                                                                (IN MILLIONS)
                                            -----------------------------------------------------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
   Corporate bonds                               $  940         $27          $(12)       $  955
   U.S. Government bonds                              9           1            --            10
   Asset and mortgage backed--securities            151           2            (1)          152
   State and municipal bonds                         11          --            --            11
   Redeemable preferred stocks                        1          --            --             1
                                                 ------         ---          ----        ------
   Total fixed maturities                         1,112          30           (13)        1,129
Equity securities                                     1           1            --             2
                                                 ------         ---          ----        ------
      Total securities available-for-sale        $1,113         $31          $(13)       $1,131
                                                 ======         ===          ====        ======
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
   Corporate bonds                                  104           4            (1)          107
                                                 ------         ---          ----        ------
      Total securities held-to-maturity          $  104         $ 4          $ (1)       $  107
                                                 ------         ---          ----        ------

Future maturities of fixed maturity securities available-for-sale are as follows:

                                               AVAILABLE-FOR-SALE
                                          ---------------------------
                                          AMORTIZED COST   FAIR VALUE
                                          --------------   ----------
                                                 (IN MILLIONS)
                                          ---------------------------
Due in one year or less                       $  152         $  152
Due after one year through five years          1,020          1,029
Due after five years through ten years           828            830
Due after ten years                              681            703
                                              ------         ------
   Subtotal                                    2,681          2,714
Asset and mortgage-backed  securities            578            580
                                              ------         ------
   Total                                      $3,259         $3,294
                                              ======         ======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The quality ratings of fixed maturity securities are as follows:

 NAIC       RATING AGENCY
RATING   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
------   ----------------------   ----------   ----------
                                       (IN MILLIONS)
                                  -----------------------
  1      AAA / AA / A               $2,043        62.0%
  2      BBB                         1,147        34.8%
  3      BBB                            69         2.1%
  4      BBB                            28         0.9%
  5      CCC and lower                   7         0.2%
  6      In or near default             --         0.0%
                                    ------         ---
                                    $3,294         100%
                                    ======         ===

The major categories of net investment income are as follows:

                                PERIOD FROM    PERIOD FROM
                                  APRIL 3       JANUARY 1
                                  THROUGH        THROUGH      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                   2006           2006           2005           2004
                                ------------   -----------   ------------   ------------
                                                     (IN MILLIONS)
                                --------------------------------------------------------
Fixed maturity securities           $140           $17            $73            $75
Mortgage loans on real estate         13             1              4              3
Policy loans                           9             1              2              2
Other investments                      1            --             --             --
                                    ----           ---            ---            ---
   Investment revenue                163            19             79             80
Investment expense                    (2)           --             (1)            (1)
                                    ----           ---            ---            ---
   Net investment income            $161           $19            $78            $79
                                    ====           ===            ===            ===

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                PERIOD FROM    PERIOD FROM
                                  APRIL 3       JANUARY 1
                                  THROUGH        THROUGH      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                   2006           2006           2005           2004
                                ------------   -----------   ------------   ------------
                                                     (IN MILLIONS)
                                --------------------------------------------------------
Fixed maturity securities --
   available-for-sale               $(1)           $--            $(4)           $(4)
Associated amortization of
   deferred acquisition costs
   and provision for
   policyholder commitments          (2)            --             --             --
                                    ---            ---            ---            ---
   Net realized (loss) on
      investments                   $(3)           $--            $(4)           $(4)
                                    ===            ===            ===            ===

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, is as follows:

                                                             PERIOD FROM   PERIOD FROM
                                                               APRIL 3      JANUARY 1
                                                               THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                2006           2006          2005           2004
                                                            ------------   -----------   ------------   ------------
                                                                                   (IN MILLIONS)
                                                            --------------------------------------------------------
Fixed maturity securities -- available-for-sale
Gross gain                                                       $ 3           $--            $ 1            $ 1
Gross loss                                                        (4)           --             (5)            (5)
Associated amortization of deferred acquisition costs and
   provision for policyholder commitments                         (2)           --             --             --
                                                                 ---           ---            ---            ---
Investment expense                                                --            --             --             --
                                                                 ---           ---            ---            ---
   Total investments                                             $(3)          $--            $(4)           $(4)
                                                                 ===           ===            ===            ===

The change in net unrealized gains on investments in fixed maturity and equity securities available-for-sale are as follows:

                                                PERIOD FROM   PERIOD FROM
                                                  APRIL 3      JANUARY 1
                                                  THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                               DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                   2006           2006          2005           2004
                                               ------------   -----------   ------------   ------------
                                                                      (IN MILLIONS)
                                               --------------------------------------------------------
Fixed maturity securities available-for-sale        $37           $(19)         $33            $(10)
Equity securities available-for-sale                 (1)            --           --              --
                                                    ---           ----          ---            ----
   Total                                            $36           $(19)         $33            $(10)
                                                    ===           ====          ===            ====

See Note 5 for a discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                        (IN MILLIONS)
                                          ---------------------------------------------------------------------
DECEMBER 31, 2006
   Corporate bonds                          $523         $(5)       $438        $(13)      $  961       $(18)
   U.S. Government bonds                       9          --          --          --            9         --
   Foreign government bonds                    1          --          --          --            1         --
   Asset and mortgage backed-securities       93          --         171          (5)         264         (5)
   State and municipal bonds                  --          --           8          --            8         --
   Redeemable preferred stocks                --          --          --          --           --         --
   Affiliate bonds                             6          --          --          --            6         --
                                            ----         ---        ----        ----       ------       ----
      Total fixed maturities                 632          (5)        617         (18)       1,249        (23)
   Equity securities                          --          --          --          --           --         --
                                            ----         ---        ----        ----       ------       ----
      Total securities                      $632         $(5)       $617        $(18)      $1,249       $(23)
                                            ====         ===        ====        ====       ======       ====

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                        (IN MILLIONS)
                                          ---------------------------------------------------------------------
DECEMBER 31, 2005
   Corporate bonds                          $350         $(7)       $138         $(5)       $488        $(12)
   U.S. Government bonds                       1          --          --          --           1          --
   Foreign government bonds                   --          --          --          --          --          --
   Asset and mortgage backed-securities       58          (1)         --          --          58          (1)
   State and municipal bonds                   6          --          --          --           6          --
   Redeemable preferred stocks                 1          --          --          --           1          --
                                            ----         ---        ----         ---        ----        ----
      Total fixed maturities                 416          (8)        138          (5)        554         (13)
   Equity securities                          --          --          --          --          --          --
                                            ----         ---        ----         ---        ----        ----
      Total securities                      $416         $(8)       $138         $(5)       $554        $(13)
                                            ====         ===        ====         ===        ====        ====

Securities available-for-sale deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value.

Several bonds were written down as other-than-temporarily impaired for a realized loss of less than $1 million, $3 million and $3 million in 2006, 2005 and 2004, primarily due to interest related risk in 2005 and a general weakness in the airline industry during 2004.

See Note 12 for a general discussion of the methodologies and assumptions used to determine fair values.

At December 31, 2006 and 2005 the recorded investment in mortgage loans that were considered to be potentially impaired was $0 and $2 million. The mortgage loan allowance for losses for these impaired mortgage loans for the years ended December 31, 2006, 2005 and 2004 was less than $1 million for each period. The average recorded investment in impaired loans was $2 million from January 1 through April 2, 2006, less than $1 million from April 3 through December 31, 2006, and $2 million and $1 million during the years ended December 31, 2005 and 2004. All interest income on impaired mortgage loans was recognized on the cash basis of income. The interest income recognized on impaired mortgage loans was not significant in 2006, 2005 and 2004.

As of December 31, 2006 and 2005, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued and there were no delinquent loans outstanding.

As of December 31, 2006 and 2005, the Company had restructured mortgage loans of $3 million. The Company recorded less than $1 million of interest income on these restructured mortgage loans in 2006 and 2005. Interest income in the amount of less than $1 million would have been recorded in both 2006 and 2005 on these mortgage loans according to their original terms.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled less than $1 million and $0 at December 31, 2006 and 2005, respectively.

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $0 and $0 at December 31, 2006 and $3 million and $3 million at December 31, 2005.

The Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold was $0 and $0.2 million for 2006 and 2005, which resulted in no realized gains or losses.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2006, $75 million, or 30% of such mortgages involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $5 million. Also at December 31, 2006, the Company did not have a material concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position.

4. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                        PERIOD FROM   PERIOD FROM
                          APRIL 3      JANUARY 1
                          THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                       DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                           2006           2006          2005           2004
                       ------------   -----------   ------------   ------------
                                              (IN MILLIONS)
                       --------------------------------------------------------
Current                     $(8)           $--           $5             $2
Deferred                     27              2            3              5
                            ---            ---          ---            ---
   Total tax expense        $19            $ 2           $8             $7
                            ===            ===          ===            ===

The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                      PERIOD FROM   PERIOD FROM
                                        APRIL 3      JANUARY 1
                                        THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                         2006           2006          2005           2004
                                     ------------   -----------   ------------   ------------
                                                            (IN MILLIONS)
                                     --------------------------------------------------------
Tax rate times pre-tax income             $22           $ 2            $ 7            $ 7
Effect of:
   Tax-preferred investment income         (1)           --             --             --
   Tax credits                             (2)           --             --             --
   Other                                   --            --              1             --
                                          ---           ---            ---            ---
      Provision for income taxes          $19           $ 2            $ 8            $ 7
                                          ===           ===            ===            ===
   Effective tax rate                      31%           35%            36%            35%
                                          ===           ===            ===            ===

The Federal income tax (asset) liability is as follows:

                                         2006   2005
                                         ----   ----
                                        (IN MILLIONS)
                                        -------------
Current                                  $(12)   $(4)
Deferred                                   62     14
                                         ----    ---
   Total Federal income tax liability    $ 50    $10
                                         ====    ===

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                   2006   2005
                                                  -----   ----
                                                 (IN MILLIONS)
                                                 -------------
Deferred tax assets:
Insurance and investment contract liabilities     $  65   $  6
Investments                                           1     --
Obligation for postretirement benefits                1     --
Capital loss carryforward                             1     --
Property, plant, and equipment                       --      1
Other deferred tax asset                              3      1
                                                  -----   ----
   Total deferred tax assets                      $  71   $  8
                                                  -----   ----
Deferred tax liabilities:
Deferral of policy acquisition costs              $ (54)  $(12)
Present value in force                              (62)    (5)
Net unrealized gains on securities                  (12)    (5)
Other deferred tax liability                         (5)    --
                                                  -----   ----
   Total deferred tax liabilities                  (133)   (22)
                                                  -----   ----
   Net deferred income tax liabilities            $ (62)  $(14)
                                                  =====   ====

The Company and its affiliates, with the exception of the acquired LLANY, are part of a consolidated Federal income tax filing with Jefferson Pilot Financial Insurance Company. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($6) million, $5 million, and $5 million, respectively.

The acquired LLANY files its tax return as part of a consolidated Federal income tax filing with its common parent, LNC.

Net cash paid to LNC for Federal income taxes for the nine months ending December 31, 2006 was $13 million.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

A rollforward of "Deferred Policy Acquisition Costs" which are part of the supplemental balance sheet line item, "Deferred policy acquisition and value of business acquired" is as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Balance at beginning of period                   $ 60           $53            $37            $23
   Merger accounting fair value adjustment        (60)           --             --             --
   Merger acquired value                          164            --             --             --
   Deferral                                        66             6             19             16
   Amortization                                   (23)           (2)            (8)            (6)
   Adjustment related to realized gains on
      securities available-for-sale                (2)           --             --             --
   Adjustment related to unrealized gains
      on securities available-for-sale             (8)            3              5              5
   Cumulative effect of accounting change          --            --             --             (1)
                                                 ----           ---            ---            ---
      Balance at end of period                   $197           $60            $53            $37
                                                 ====           ===            ===            ===

VALUE OF BUSINESS ACQUIRED

A rollforward of the "Value of Business Acquired" which are part of the balance sheet line item, "Deferred policy acquisition and value of business acquired" is as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Balance at beginning of period                   $ 12           $11            $12            $ 6
   Merger accounting fair value adjustment         54            --             --             --
   Merger acquired value                          114            --
   Deferral                                         5            --             --             --
   Amortization                                   (14)           --             (2)             2
   Adjustment related to realized gains on
      securities available-for-sale                --            --             --              1
   Adjustment related to unrealized gains
      on securities available-for-sale             (2)            1              1              3
                                                 ----           ---            ---            ---
      Balance at end of period                   $169           $12            $11            $12
                                                 ====           ===            ===            ===

Future estimated amortization of VOBA is as follows:

      2007-$16
      2010-$17
      2008-$16
      2011-$11
      2009-$16
Thereafter-$93


Realized losses on investments and derivative instruments on the Supplemental Statements of Income are net of amounts amortized against DAC and VOBA of $2 million for 2006 and $0 for 2005 and 2004. In addition, realized gains and losses are net of adjustments made to policyholder reserves. These amounts were not material for 2006, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the balance sheets. A rollforward of our deferred sales inducement asset is as follows:

                                                 2006   2005
                                                 ----   ----
                                                (IN MILLIONS)
                                                -------------
Balance at beginning of year                      $ 2    $ 1
   Purchase accounting fair value adjustment        6     --
   Cumulative effect of adoption                   --     --
   Capitalized                                      4      1
   Amortization                                    (1)    --
                                                  ---    ---
      Balance at end of year                      $11    $ 2
                                                  ===    ===

Details underlying the supplemental income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Commissions                                      $62            $4             $16            $14
General and administrative expenses               43             5              13              9
Deferred acquisition costs and value of
   business acquired, net of amortization        (34)           (4)             (9)           (12)
Taxes, licenses and fees                           6             1               2              3
                                                 ---           ---             ---            ---
      Total                                      $77            $6             $22            $14
                                                 ===           ===             ===            ===

The carrying amount of goodwill by reportable segment as of December 31 is as follows:

                      2006   2005
                      ----   ----
                     (IN MILLIONS)
                     -------------
Individual Markets
   Life Insurance     $137    $19
   Annuities            27     --
                      ----    ---
      Total           $164    $19
                      ====    ===

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%.

Credited interest rates for universal life-type products ranged from 3.0% to 6.7% in 2006, 2005, and 2004. The average credited interest rates for universal life-type products were 4.5% in 2006, 4.7% in 2005 and 4.2% in 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005 and 3.0% to 7.4% in 2004. The average credited interest rate for annuity products was 4.2% for 2006, 3.9% for 2005, and 4.6% in 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Higher than anticipated claims resulted in adjustments related to a medical block of business that is in run out mode.

Details underlying the balance sheet caption, "Investment Contractholder and Policyholder Funds," are as follows:

                              2006     2005
                             ------   ------
                              (IN MILLIONS)
                             ---------------
Premium deposit funds        $1,000   $   --
Other policyholder funds      2,057    1,094
Deferred front end loads         32        5
Undistributed earnings on
   participating  business        6       --
Policy and contract claims        6        3
                             ------   ------
      Total                  $3,101   $1,102
                             ======   ======

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. Prior to 2006, the Company did not have products with GMDB or GMWB features.

                                                        IN EVENT
                                                        OF DEATH
                                                        --------
(DOLLARS IN MILLIONS)                                     2006
                                                        --------
RETURN OF NET DEPOSIT
   Account value                                         $1,217
   Net amount at risk                                         1
   Average attained age of contractholders                   49
RETURN OF NET DEPOSITS PLUS A MINIMUM
   RETURN (1)
   Average attained age of contractholders                   76
   Guaranteed mininmum return                                 5%
HIGHEST SPECIFIED ANNIVERSARY ACCOUNT VALUE
   MINUS WITHDRAWALS POST ANNIVERSARY
   Account value                                            864
   Net amount at risk                                         2
   Average attained age of contractholders                   64

----------
(1)  Account values and net amounts at risk were not significant for 2006.

Approximately $718 million of separate account values at December 31, 2006, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006, we had approximately $20 million of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

(DOLLARS IN MILLIONS)                                     2006
                                                        --------
Asset Type
Domestic equity                                          $  839
International equity                                        148
Bonds                                                       190
                                                         ------
   Total                                                  1,177
                                                         ------
Money Market                                                148
                                                         ------
   Total                                                 $1,325
                                                         ======
Percent of total variable annuity separate
   account values                                            81%

The following table summarizes the liabilities for GMDB:

(DOLLARS IN MILLIONS)                                   GMDB 2006
                                                        ---------
Balance at January 1                                       $--
Changes in reserves                                          1
Benefits paid                                               --
                                                           ---
   Balance at December 31                                  $ 1
                                                           ===

7. STATUTORY FINANCIAL INFORMATION

The principal differences between SAP and GAAP are 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
2) VOBA is not capitalized under SAP, but is under GAAP, 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, 4) the classification and carrying amounts of investments in certain securities are different, 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and 7) certain assets are not admitted for purposes of determining surplus under SAP.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY.

The Company prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $69 million and $101 million. Reported statutory net loss was ($.5) million from January 1 through April 2, 2006, ($26) million from April 3, 2006 through December 31, 2006, and $(1) million and $(5) million for the years ended December 31, 2005 and 2004.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK.

The Company is subject to certain insurance department restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2006.

Net loss as determined in accordance with statutory accounting practices for the Company was ($18) million for 2006. Statutory surplus for the Company was $230 million at December 31, 2006. The state of New York has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and effect the Company's reported statutory surplus. The Company utilizes a prescribed method for calculating annuity reserves, which decreased statutory surplus by $3 million at December 31, 2006. The Company also uses a permitted valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million at December 31, 2006.

8. REINSURANCE

The Company attempts to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures the portion of an individual life insurance risk in excess of its retention limits, which ranges from $.4 million to $2.1 million for various individual life and annuity products. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the company's exposure to interest rate risks. At December 31, 2006, the ceded reserves associated with these reinsurance arrangements totaled $15 million. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances.

As a result of indemnity reinsurance transactions entered into by the LNC, LNL, and LLANY in 1998 to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the three years ended December 31, 2006.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, Jefferson-Pilot (including the Company) acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of the Canada Life Assurance Company (Canada Life), an indirect subsidiary of the Great-West Lifeco Inc.

Upon closing, Canada Life ceded, and the Company assumed, approximately $1 million of policy liabilities. The Company also assumed assets to back these liabilities in the amount of $.2 million, including $.1 million of deferred policy acquisition costs. These deferred policy acquisition costs represent the premium-paying period of the blocks of policies acquired and are amortized over 15 years. The revenues and benefits and expenses associated with these blocks are presented in the Company's supplemental statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to our own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges, and total benefits were as follows:

                                                PERIOD FROM   PERIOD FROM
                                                  APRIL 3      JANUARY 1
                                                  THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                               DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                   2006           2006          2005           2004
                                               ------------   -----------   ------------   ------------
                                                                      (IN MILLIONS)
                                               --------------------------------------------------------
Premiums and other considerations assumed          $ --           $--           $--             $--
Less Premiums and other considerations ceded        (39)           (1)           (4)             (2)
                                                   ----           ---           ---             ---
   Net reinsurance premiums and fees               $(39)          $(1)          $(4)            $(2)
                                                   ====           ===           ===             ===

9. RETIREMENT BENEFIT PLANS

The Company's employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS.

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the cash balance formula. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus. All benefits accruing under the defined benefit plan for agents were frozen as of December 31, 1994. The plan is funded by contributions to a tax-exempt trust. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans. The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company with a defined pension benefit based on years of service and final monthly salary upon death or retirement. This plan was frozen as of December 31, 2004. LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was amended to provide that employees not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attained the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was amended to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

LNC uses December 31 as the Measurement Date for its Pension and Post-Retirement Plans.

The Company's employees participate in the Ultimate Parent's tax-qualified and non-qualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts with Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension expense for all years presented was not significant.

The Company's employees participate in the Ultimate Parent's contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2, the Company remeasured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

401(K) AND PROFIT SHARING PLANS.

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company.) The Company's contribution to the 401(k) plans is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of base pay plus cash bonus, and is invested as directed by the participant. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (again up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors. The Company's expense for the 401 (k) plan were not significant in 2006, 2005 and 2004.

DEFERRED COMPENSATION PLANS.

LNC sponsors deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, the Company agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans were not significant in 2006.

The Company's total liabilities associated with these plans were $1 million at December 31, 2006.

DEFINED CONTRIBUTION PLANS.

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

10. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123 (R) under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total pre-tax compensation expense for stock-based awards to employees of the Company was not significant for 2006, 2005 and 2004.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an insignificant expense on April 3, 2006.

11. SHAREHOLDERS EQUITY

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                               2006     2005
                                              ------   ------
                                               (IN MILLIONS)
                                              ---------------
Fair value of securities available-for-sale   $3,299   $1,131
Cost of securities available-for-sale          3,264    1,113
Unrealized gain                                   35       18
Adjustments to DAC and VOBA                      (12)      (3)
Amounts required to satisfy policyholder
   commitments                                    (1)      --
Deferred income taxes                             (8)      (5)
                                              ------   ------
Net unrealized gain on securities
   available-for-sale                         $   14   $   10
                                              ======   ======

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                                                     PERIOD FROM   PERIOD FROM
                                                                       APRIL 3      JANUARY 1
                                                                       THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                                    DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                        2006           2006          2005           2004
                                                                    ------------   -----------   ------------   ------------
                                                                                           (IN MILLIONS)
                                                                    --------------------------------------------------------
Unrealized gains (losses) on securities available-for-sale
   arising during the year                                               $16           $(10)         $(20)          $(4)
Less: Purchase accounting elimination of net unrealized loss              (1)            --            --            --
Less: Merger acquired value                                                3             --            --            --
Less: Reclassification adjustment for gains on disposals of prior
year inventory included in net income(1)                                  --             --            (4)           (4)
Less: Federal income tax expense (benefit) on reclassification            --             --             1             1
                                                                         ---           ----          ----           ---
Net change in unrealized gain on securities available-for-sale,
   net of reclassifications and federal income tax expense               $14           $(10)         $(17)          $(1)
                                                                         ===           ====          ====           ===

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

FIXED MATURITY SECURITIES -- HTM AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The fair value of policy loans outstanding has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

DERIVATIVE INSTRUMENTS.

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

OTHER INVESTMENTS, CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying supplemental balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The supplemental balance sheet captions, "Insurance Policy and Claim Reserves" and "Insurance and Investment Contractholder and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the supplemental balance sheet captions, "Insurance Policy and Claim Reserves" and "Investment Contractholder and Policyholder Funds that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor has the Company determined the fair value of such contracts. It is the Company's position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts are reported at fair value in the supplemental balance sheet.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                               DECEMBER 31, 2006   DECEMBER 31, 2005
                                                              ------------------   -----------------
                                                              CARRYING     FAIR    CARRYING     FAIR
                                                                VALUE     VALUE      VALUE     VALUE
                                                              --------   -------   --------   ------
                                                                           (IN MILLIONS)
                                                              --------------------------------------
ASSETS (LIABILITIES):
Securities available-for-sale
   Fixed maturies                                              $ 3,294   $ 3,294    $1,129    $1,129
   Equity                                                            5         5         2         2
Securities held-to-maturity
   Fixed maturies                                                   --        --       104       107
Mortgage loans on real estate                                      251       256        85        86
Policy loans                                                       184       198        30        35
Derivative instruments *                                             2         2        --        --
Other investments                                                    3         3        --        --
Cash and invested cash                                              43        43         5         5
Deposit contracts and certain guaranteed interest contracts     (1,807)   (1,771)     (781)     (757)

----------
* Total derivative instruments for 2006 represent reinsurance related embedded derivatives of $2 million recorded as a contra-liability in insurance policy and claim reserves on the Supplemental Balance Sheets.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. At December 31, 2006, there was $10.1 million of outstanding commitments to acquire debt securities in private placement transactions.

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

14. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. The following is a brief description of these segments.

Individual Markets. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs

Employer Markets. The Employer Markets business provides its products through the Retirement Products segment. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Retirement Products segment, which consists of its Defined Contribution and Executive Benefits businesses, Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have "Other Operations," which includes the financial data for operations that are not directly related to the business segments as well as unallocated items (such as corporate investment income on assets not allocated to our business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Financial data by segment is as follows:

                                         PERIOD FROM   PERIOD FROM
                                           APRIL 3      JANUARY 1
                                           THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                            2006           2006          2005           2004
                                        ------------   -----------   ------------   ------------
                                                               (IN MILLIONS)
                                        --------------------------------------------------------
REVENUE:
Segment operating revenue:
   Individual Markets:
      Individual Annuities                  $ 65           $12           $ 53            $55
      Life Insurance                         152            12             48             42
                                            ----           ---           ----            ---
         Individual Markets Total            217            24            101             97
                                            ----           ---           ----            ---
   Employer Markets:
      Retirement Products                     41            --             --             --
      Group Protection                        15             4              6              1
                                            ----           ---           ----            ---
         Employer Markets Total               56             4              6              1
                                            ----           ---           ----            ---
Other Operations                               5             1              4              4
Net realized investment results(1)            (2)           --             (4)            (4)
                                            ----           ---           ----            ---
         Total                              $276           $29           $107            $98
                                            ====           ===           ====            ===

                                         PERIOD FROM   PERIOD FROM
                                           APRIL 3      JANUARY 1
                                           THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                            2006           2006          2005           2004
                                        ------------   -----------   ------------   ------------
                                                               (IN MILLIONS)
                                        --------------------------------------------------------
NET INCOME:
Segment net income:
   Individual Markets:
      Individual Annuities                   $14            $ 1           $ 4            $ 5
      Life Insurance                          21              2            10              7
                                             ---            ---           ---            ---
         Individual Markets Total             35              3            14             12
                                             ---            ---           ---            ---
   Employer Markets:
      Retirement Products                      2             --            --             --
      Group Protection                         2             --            --             --
                                             ---            ---           ---            ---
         Employer Markets Total                4             --            --             --
                                             ---            ---           ---            ---
Other Operations                               4             --             2              2
Net realized investment results(2)            (1)            --            (3)            (2)
                                             ---            ---           ---            ---
         Net Income                          $42            $ 3           $13            $12
                                             ===            ===           ===            ===

----------
(1) Includes realized losses on investments of $3 million, $4 million and $4 million for 2006, 2005 and 2004, respectively.

(2) Includes realized losses on investments of $2 million, $3 million and $2 million for 2006, 2005 and 2004, respectively.

                             2006     2005
                            ------   ------
                             (IN MILLIONS)
                            ---------------
ASSETS:
   Individual Markets:
      Annuities             $2,512   $  920
      Life Insurance         2,383      491
   Employer Markets:
      Retirement Products    1,284       --
      Group Protection          26        8
      Other Operations          70       69
                            ------   ------
   Total                    $6,275   $1,488
                            ======   ======

15. TRANSACTIONS WITH AFFILIATES

JPLA has entered into service agreements with Jefferson-Pilot Life Insurance Company and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17 million from April 3 through December 31, 2006, $4 million from January 1 through April 2, 2006, and $13 million and $9 million during the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company. At December 31, 2006 and 2005, the Company had $5 million and $2 million payable to Jefferson-Pilot Life Insurance Company related to these service contracts. These balances are included in other assets on the supplemental balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than LNC Senior Promissory Note issued during 2006. The Notes are due in 2007 and bear an interest rate of 5.25%. The carrying amount of $6 in reflected in the supplemental balance sheet as of December 31, 2006. Interest income recognized by the Company relating to the preceding assets was insignificant during 2006.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees of approximately $1 million to DMH for investment management services for in 2006.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC, which resulted in net payments of $20 million in 2006. The Company's related accounts payable to affiliates was $4 million as of December 31, 2006.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company (Barbados) Ltd. relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying the Supplemental Statements of Income has been reduced by $6 million for premiums paid on these contracts from April 3 through December 31, 2006. The captions insurance policy and claim reserves and contractholder funds, in the supplemental accompanying balance sheets have been reduced by $9 million as of December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Lincoln Life & Annuity Company of New York
(formerly known as Jefferson Pilot LifeAmerica Insurance Company)

We have audited the accompanying supplemental balance sheets of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) as of December 31, 2006 and 2005, and the related supplemental statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental financial statements give retroactive effect to the merger of Jefferson Pilot LifeAmerica Insurance Company with Lincoln Life & Annuity Company of New York, which occurred on April 2, 2007. Immediately after completion of the merger, Jefferson Pilot LifeAmerica Insurance Company changed its name to Lincoln Life & Annuity Company of New York. The merger has been accounted for in a manner similar to a pooling-of-interests as described in Note 1 to the supplemental financial statements. Generally accepted accounting principles proscribe giving effect to a consummated acquisition accounted for by the pooling-of-interests method in the financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical financial statements of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) after financial statements covering the date of consummation of the merger are issued.

In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of the consummation of the business combination.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 2, 2007

                          PART C -- OTHER INFORMATION

Item 26.  EXHIBITS

          (1) Resolution of the Board of Directors of The Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.(2)
          (2)  Commission Schedule for Variable Life Policies.(5)
          (3) (a) Revised and Amended Principal Underwriting Agreement between Lincoln Financial Advisors Corporation and Lincoln Life & Annuity Company of New York.(4)
               (b)  Selling Group Agreement.(4)
          (4)  (a)  Policy LN 690 NY(10)
               (b)  Riders. LR 434 NY LNY and LR 435 NY LNY.(3)
               (c)  Accounting Value Rider -- Policy Form LR500 NY(6)
               (d)  Change of Insured Rider -- Policy Form LR496 NY(6)
               (e)  Estate Tax Repeal Rider -- Policy Form LR511 NY(9)
               (f)  Supplemental Term Insurance Rider -- Policy Form LR515
                    NY(10)
          (5)  (a)  Application B10399 NY(5)
               (b)  Addendum to Application -- Policy Form B15 NY(10)
          (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York.(1)
               (b)  Bylaws of Lincoln Life & Annuity Company of New York.(1)
          (7)  Form of Reinsurance Contracts(7)
          (8) Fund Participation Agreements, and amendments thereto, between Lincoln Life & Annuity Company of New York and:
               (a)  AIM Variable Insurance Funds(12)
               (b)  AllianceBernstein Variable Products Series Fund, Inc.(12)
               (c)  American Century Variable Portfolios, Inc.(12)
               (d)  American Funds Insurance Series(12)
               (e)  Scudder Investment VIT Funds(12)
               (f)  Delaware VIP Trust(12)
               (g)  Fidelity Variable Insurance Products(12)
               (h)  Franklin Templeton Variable Insurance Products Trust(12)
               (i)  Janus Aspen Series(12)
               (j)  Lincoln Variable Insurance Products Trust(12)
               (k)  M Fund, Inc.(12)
               (l)  MFS Variable Insurance Trust(12)
               (m)  Neuberger Berman Advisers Management Trust(12)
               (n)  Putnam Variable Trust(12)
          (9) (a) Services Agreement(13), and amendments thereto(8), between The Lincoln National Life Insurance Company (and affiliates) and Delaware Management Holdings, Inc., Delaware Service Company, Inc.
               (b) Amended and Restated Service Agreement by and between Lincoln Life & Annuity Company of New York and The Lincoln National Life Insurance Company, effective January 1, 2004.(12)
          (10) Not applicable.
          (11) Opinion and Consent of Frederick C. Tedeschi, Esq. filed herewith.
          (12) Not Applicable.
          (13) Not Applicable.
          (14) Consent of Independent Registered Public Accounting Firm filed herewith.
          (15) Not applicable.
          (16) Not applicable.
          (17) Not applicable.

----------
(1) Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 333-77496) filed on April 2, 2007.
(2) Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 811-08651) filed on February 11, 1998.
(3) Incorporated by reference to Pre-Effective Amendment No. 1 to this Registration Statement on Form S-6 (File No. 333-42507) filed on July 2, 1998.
(4) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File 333-93875) filed on April 27, 2000.
(5) Incorporated by reference to Post-Effective Amendment No. 6 on Form S-6 (File No. 333-42507) filed on July 28, 2000.
(6) Incorporated by reference to Post-Effective Amendment No. 7 on Form S-6 (File No. 333-42507) filed on April 20, 2001.
(7) Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-84684) filed on April 23, 2003.
(8) Incorporated by reference to Post-Effective Amendment No. 5 on Form N-4 (File No. 333-43373) filed April 4, 2002.
(9) Incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-52194) filed on November 13, 2001.
(10) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-84688) filed March 21, 2002.
(11) Incorporated by reference to Post-Effective Amendment No. 8 on Form N-6 (File No. 333-84370) filed on April 1, 2004.
(12) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-84684) filed on April 7, 2004.
(13) Incorporated by reference to Post-Effective Amendment No. 21 on Form N1-A (File No. 2-80741, 811-3211) filed on April 10, 2000.


Item 27.  DIRECTORS AND OFFICERS OF THE DEPOSITOR
Name                               Positions and Offices with Depositor
--------------------------------   --------------------------------------------
J. Patrick Barrett                 Director
4605 Watergap
Manlius, NY 13104
Charles C. Cornelio*****           Director
Jon A. Boscia***                   Director
Frederick J. Crawford***           Chief Financial Officer and Director
Christine S. Frederick****         Second Vice President and Chief Compliance
                                   Officer
Dennis R. Glass***                 President and Director
George W. Henderson, III           Director
Granville Capital
300 North Greene Street
Greensboro, NC 27401
Mark E. Konen*****                 Director
Barbara S. Kowalczyk***            Director
M. Leanne Lachman                  Director
870 United Nations Plaza, #19-E
New York, NY 10017
Louis G. Marcoccia                 Director
Senior Vice President
Syracuse University
Crouse-Hinds Hall, Suite 620
900 South Crouse Avenue
Syracuse, NY 13244
Jill S. Ruckelshaus                Director
1015 Evergreen Point Road
Medina, WA 98039
Robert O. Sheppard*                Second Vice President and General Counsel
Michael S. Smith**                 Director
Rise C. M. Taylor**                Second Vice President and Treasurer
Westley V. Thompson****            Director
C. Suzanne Womack***               Secretary

* Principal business address is 100 Madison Street, Suite 1860, Syracuse, NY
  13202
** Principal business address is 1300 South Clinton Street, Fort Wayne, IN
   46801
*** Principal business address is Center Square West Tower, 1500 Market
    Street, Suite 3900, Philadelphia, PA 19102-2112
**** Principal business address is 350 Church Street, Hartford, CT 06103 ***** Pincipal business address is 100 North Greene Street, Greensboro, NC
      27401


Item 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
          THE DEPOSITOR OR THE REGISTRANT
    Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System.(11)


Item 29. INDEMNIFICATION
(a)       Brief description of indemnification provisions:
          In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

          In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

          Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  PRINCIPAL UNDERWRITERS
(a) Lincoln Financial Advisors, Inc. is the Principal Underwriter for Lincoln Life & Annuity Variable Account H; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account N; LLANY Separate Account R for Flexible Premium Variable Life Insurance; and LLANY Separate Account S for Flexible Premium Variable Life Insurance. Lincoln Life & Annuity Flexible Premium Variable Life Account Y.

(b)       See Item 27.

(c)       N/A


Item 31.  LOCATION OF ACCOUNTS AND RECORDS
          Books of Account and corporate records are maintained by Lincoln Life & Annuity Company of New York, 100 Madison Street, Suite 1860, Syracuse, New York 13202. All other accounts, books, and documents, except accounting records, required to be maintained by the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.


Item 32.  MANAGEMENT SERVICES

Not Applicable.


Item 33.  FEE REPRESENTATION
          Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life & Annuity Flexible Premium Variable Life Account M, has duly caused this initial Registration Statement on Form N-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut, on the 2nd day of April, 2007.



                 Lincoln Life & Annuity Flexible Premium Variable Life Account M (Registrant)


                    /s/ Christine S. Frederick
                 By _______________________________
                    Christine S. Frederick
                    Second Vice President and Chief Compliance Officer Lincoln Life & Annuity Company of New York




                 Lincoln Life & Annuity Company of New York
                 (Depositor)


                    /s/ Christine S. Frederick
                 By ________________________________
                    Christine S. Frederick
                    Second Vice President and Chief Compliance Officer


Pursuant to the requirements of the Securities Act of 1933, as amended, this initial Registration Statement has been signed below on April 2, 2007, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

Signature           Title

/s/ Dennis R. Glass  *
______________________________  President and Director
Dennis R. Glass                 (Principal Executive Officer)

/s/ Frederick J. Crawford *
______________________________  Chief Financial Officer and Director
Frederick J. Crawford           (Principal Financial Officer)

/s/ J. Patrick Barrett  *

______________________________  Director
J. Patrick Barrett

/s/ Jon A. Boscia             *
______________________________  Director
Jon A. Boscia

/s/ Charles C. Cornelio  *
______________________________  Director
Charles C. Cornelio

/s/ George W. Henderson, III *
______________________________  Director
George W. Henderson, III

/s/ Mark E. Konen       *
______________________________  Director
Mark E. Konen

______________________________  Director
Barbara S. Kowalczyk

/s/ M. Leanne Lachman  *
______________________________  Director
M. Leanne Lachman

/s/ Louis G. Marcoccia  *
______________________________  Director
Louis G. Marcoccia

/s/ Jill S. Ruckelshaus  *
______________________________  Director
Jill S. Ruckelshaus

/s/ Michael S. Smith  *
______________________________  Director
Michael S. Smith

/s/ Westley V. Thompson       *
______________________________  Director
Westley V. Thompson

    /s/ Christine S. Frederick
*By:________________________________________
 Christine S. Frederick, Attorney-in-Fact

                                  POWER OF ATTORNEY

We, the undersigned directors and/or officers of Lincoln Life & Annuity Company of New York, hereby constitute and appoint Mary Jo Ardington, Kelly D. Clevenger, Christine S. Frederick, Robert L. Grubka, Rise C. M. Taylor and Frederick C. Tedeschi, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Initial Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors to these Forms, filed with the Securities and Exchange Commission, under the Investment Company Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts , hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement as follows:

Variable Life Insurance Separate Accounts:
Lincoln Life & Annuity Flexible Premium Variable Life Account M: 811-08559 LLANY Separate Account R for Flexible Premium Variable Life: 811-08651
LLANY Separate Account S for Flexible Premium Variable Life: 811-09257 Lincoln Life & Annuity Flexible Premium Variable Life Account Y: 811-21029 Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B: 811-08470

Variable Annuity Separate Accounts:
Lincoln Life & Annuity Variable Annuity Account H: 811-08441
Lincoln Life & Annuity Variable Annuity Account L: 811-07785
Lincoln New York Account N for Variable Annuities: 811-09763

The execution of this document by the undersigned for this specific purpose is effective as of April 2, 2007.

Signature                                       Title

/s/ Dennis R. Glass
______________________________  President and Director
Dennis R. Glass                                 (Principal Executive Officer)

/s/ Frederick J. Crawford
______________________________          Chief Financial Officer and Director
Frederick J. Crawford                           (Principal Financial Officer)

/s/ J. Patrick Barrett
______________________________          Director
J. Patrick Barrett

/s/ Jon A. Boscia
______________________________          Director
Jon A. Boscia

/s/ Charles C. Cornelio
______________________________          Director
Charles C. Cornelio

/s/ George W. Henderson
______________________________          Director
George W. Henderson, III

/s/ Mark E. Konen
______________________________          Director
Mark E. Konen


_____________________________           Director
Barbara S. Kowalczyk

/s/ M. Leanne Lachman
______________________________          Director
M. Leanne Lachman

/s/ Louis G. Marcoccia
______________________________          Director
Louis G. Marcoccia

/s/ Jill S. Ruckelshaus
______________________________          Director
Jill S. Ruckelshaus

/s/ Michael S. Smith
______________________________          Director
Michael S. Smith

/s/ Westley V. Thompson
______________________________          Director
Westley V. Thompson

For Dennis R. Glass:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 16th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Frederick J. Crawford:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 19th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08





For J. Patrick Barrett:

State of  NY            )
                        ) SS.
County of Onondaga      )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Albert J. Calnon
------------------------------------
Notary Public
My Commission Expires:  4/9/07

For Jon A. Boscia:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 16th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Charles C. Cornelio:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 14 day of March, 2007.

/s/ Debbie B. Marlow
------------------------------------
Notary Public
My Commission Expires: 6-15-07

For George W. Henderson, III:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 21st day of March, 2007.

/s/ Joyce K. Cole
------------------------------------
Notary Public
My Commission Expires:  6-14-09

For Mark E. Konen:

State of  NC            )
                        ) SS.
County of Guilford      )

Sworn and subscribed before me this 14 day of March, 2007.

/s/ Debbie B. Marlow
------------------------------------
Notary Public
My Commission Expires:  6-15-07

For Barbara S. Kowalczyk:

State of                )
                        ) SS.
County of               )

Sworn and subscribed before me this _____ day of March, 2007.

------------------------------------
Notary Public
My Commission Expires:

For M. Leanne Lachman:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 19th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires:  9/13/08

For Louis G. Marcoccia:

State of  New York      )
                        ) SS.
County of Onondaga      )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Nancy J. Freeman
------------------------------------
Notary Public
My Commission Expires:  April 24, 2007


For Jill S. Ruckelshaus:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 21st day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08

For Michael S. Smith:

State of  Pennsylvania  )
                        ) SS.
County of Philadelphia  )

Sworn and subscribed before me this 15th day of March, 2007.

/s/ Maureen A. Cullen
------------------------------------
Notary Public
My Commission Expires: 9/13/08

For Westley V. Thompson:

State of  Connecticut   )
                        ) SS. Hartford
County of Hartford      )

Sworn and subscribed before me this 26th day of March, 2007.

/s/ Barbara A. Tofield
------------------------------------
Notary Public
My Commission Expires: 2/28/2008













Version: March 1, 2007